AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                                NOVEMBER 3, 1998
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
    -----------------------------------------------------------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
    -----------------------------------------------------------------------
                              OLD NATIONAL BANCORP
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)
                                  -----------

          INDIANA                                6021                             35-1539838
-------------------------------      ----------------------------    -----------------------------------
(State or other jurisdiction of      (Primary Standard Industrial    (I.R.S. Employer Identification No.)
 incorporation or organization)       Classification Code Number)

          420 MAIN STREET, EVANSVILLE, INDIANA  47708, (812) 464-1434
--------------------------------------------------------------------------------
   (Address,including zip code, and telephone number, including area code, of registrant's principal executive offices)

JEFFREY L. KNIGHT, ESQ.                  TIMOTHY M. HARDEN, ESQ.
CORPORATE SECRETARY & GENERAL COUNSEL    ANDREW B. BUROKER, ESQ.
ONE NATIONAL BANCORP                     KRIEG DEVAULT ALEXANDER & CAPEHART, LLP
420 MAIN STREET                          ONE INDIANA SQUARE, SUITE 2800
EVANSVILLE, INDIANA  47708               INDIANAPOLIS, INDIANA  46204-2017
(812) 464-1363                           (317) 636-4341
(AGENT FOR SERVICE)                      (COPY TO)
--------------------------------------------------------------------------------
 (Name, address, including zip code, and telephone number, including area code, or agent for service)
        ---------------------------------------------------------------

 APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO THE
  PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION
                                   STATEMENT.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General
                  Instruction G, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
===================================================================================================
 Title of each class         Amount         Proposed maximum     Proposed maximum       Amount of
    of securities            to be           offering price     aggregate offering    registration
   to be registered        registered           per unit               price               fee
---------------------  ------------------  ------------------  --------------------  --------------
    COMMON STOCK,             UP TO
    NO PAR VALUE        1,701,624 SHARES         $ N/A            $24,703,749.44        $6,867.64
=====================  ==================  ==================  ====================  ==============

             -----------------------------------------------------


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                           SOUTHERN BANCSHARES, LTD.
                          509 SOUTH UNIVERSITY AVENUE
                          CARBONDALE, ILLINOIS  62901


_______________, 1998


Dear Shareholders:

         I am pleased to invite you to attend a special meeting of shareholders of Southern Bancshares, Ltd. on:

                     _______________, _______________, 1998
                               _____:_____ __.m.

                           -------------------------
                          Carbondale, Illinois  62901

         The purposes of the Special Meeting are (1) to consider and vote upon the proposed merger between Southern Bancshares and Old National Bancorp pursuant to the Agreement of Affiliation and Merger, dated May 27, 1998, by and between Southern Bancshares and ONB, and to (2) to consider and vote upon the approval of certain stock options. Under the terms of the Agreement, Southern Bancshares will merge with and into ONB, and each outstanding share of Southern Bancshares Common Stock will be converted into the right to receive 2.75 shares of ONB Common Stock, as described in the Agreement, a copy of which is attached to the accompanying Proxy Statement-Prospectus. The exchange ratio will be adjusted if, among other reasons, ONB issues a stock dividend prior to closing the Merger.

         The Board of Directors of Southern Bancshares believes that the proposed merger between ONB and Southern Bancshares is in the best interests of the shareholders of Southern Bancshares and the customers and employees of First National Bank and Trust Company and the communities which the Bank serves. Your Board of Directors has unanimously approved the Agreement and recommends that the shareholders approve it.

         The Board of Directors of Southern Bancshares has received an opinion of Professional Bank Services, Inc. that the consideration to be received by you is fair, from a financial point of view, to the shareholders. A copy of this opinion is attached hereto as Appendix C.

         We have enclosed a Notice of Special Meeting of Shareholders and a Proxy Statement-Prospectus containing information about the Special Meeting and the proposed merger. We encourage you to read this document carefully. Also enclosed is a proxy card so you can vote on the merger without attending the special meeting. Please complete, sign and date the enclosed proxy card and return it to us as soon as possible in the envelope we have provided. If you decide to come to the special meeting, you may vote your shares in person whether or not you have mailed us a proxy.

         Please give this matter your careful consideration.

                                       Sincerely,



                                       Joe R. Kesler
                                       President

                           SOUTHERN BANCSHARES, LTD.
                          509 SOUTH UNIVERSITY AVENUE
                          CARBONDALE, ILLINOIS  62901

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        to be held on ____________, 1998

To Our Shareholders:

         A Special Meeting of Shareholders of Southern Bancshares, Ltd. ("Southern Bancshares") will be held on:

                     _______________, _______________, 1998
                               _____:_____ __.m.

                           -------------------------
                          Carbondale, Illinois  62901

The purposes of the Special Meeting are:

1. To consider and vote upon the proposed merger between Southern Bancshares and Old National Bancorp, Evansville, Indiana ("ONB") pursuant to the Agreement of Affiliation and Merger ("Agreement"), dated May 27, 1998, by and between ONB and Southern Bancshares. Southern Bancshares will merge with and into ONB. Under the terms of the merger, each outstanding share of Southern Bancshares Common Stock will be converted into the right to receive 2.75 shares of ONB Common Stock, as described in the Agreement. The Agreement, which describes the terms of the merger in great detail, is attached as Appendix A to the accompanying Proxy Statement-Prospectus;

2.       To consider and vote upon the approval of certain stock options; and

3. To transact such other business which may properly be presented at the Special Meeting or any adjournment thereof.

         Only shareholders of record at the close of business on ____________, 1998 are entitled to notice of, and to vote at, the Special Meeting and any adjournment thereof.

         Notice is also given that Southern Bancshares shareholders are entitled to assert dissenters' rights under Illinois law with respect to the proposed merger with ONB, provided that they comply with the provisions of Sections 11.65 and 11.70 of the Illinois Business Corporation Act of 1983, as amended, a copy of which is attached as Appendix B to the accompanying Proxy Statement-Prospectus.

         Please do not send your stock certificates at this time. If the merger is consummated, you will be sent instructions regarding the surrender of your stock certificates.

                                       BY ORDER OF THE BOARD OF DIRECTORS


____________, 1998                     JOE R. KESLER
                                       PRESIDENT

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                                                      PROXY STATEMENT
               PROSPECTUS                                   FOR
                   OF                                SPECIAL MEETING OF
          OLD NATIONAL BANCORP                          SHAREHOLDERS
                FOR UP TO                                    OF
    1,701,624 SHARES OF COMMON STOCK             SOUTHERN BANCSHARES, LTD.
             (NO PAR VALUE)                   TO BE HELD ON ____________, 1998

                          ---------------------------

         The Board of Directors of Old National Bancorp and Southern Bancshares, Ltd. have agreed that ONB will acquire Southern Bancshares in a merger transaction ("Affiliation"). After the Affiliation, Southern Bancshares will no longer exist, but First National Bank and Trust Company will become a wholly owned subsidiary of ONB. The Affiliation will enable the Bank to offer more products and services to its customers. Southern Bancshares' Board of Directors believes the Affiliation will benefit shareholders.

         As a Southern Bancshares shareholder, you will receive 2.75 shares of ONB Common Stock for each share of Southern Bancshares stock you own on the date of the Affiliation. If this exchange results in you owning a fractional share of ONB Common Stock, ONB will pay you cash for the fractional share. The number of shares of ONB Common Stock you receive as a result of the Affiliation will be proportionally increased or decreased if ONB issues a stock dividend or stock split between now and the closing date of the Affiliation. ONB's Common Stock is traded on the NASDAQ National Market System under the symbol OLDB.

         YOUR VOTE IS VERY IMPORTANT. The Affiliation cannot be completed unless the holders of at least 2/3 of the outstanding shares of Southern Bancshares approve it. The special meeting of shareholders to vote on the Affiliation and stock options will be held on:

                     _______________, _______________, 1998
                               _____:_____ ___.m.

                           -------------------------
                          Carbondale, Illinois  62901

         This Proxy Statement-Prospectus provides you with detailed information about the meeting, the Affiliation and the stock options. In addition, you may obtain information about ONB from documents it has filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully.

                  --------------------------------------------


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT-PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT-PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  --------------------------------------------


SHARES OF ONB COMMON STOCK ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.

                  --------------------------------------------


             THE DATE OF THIS PROXY STATEMENT IS ____________, 1998
              AND IS MAILED TO SHAREHOLDERS ON ____________, 1998.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

SUMMARY................................................................     -iv-

SUMMARY OF SELECTED FINANCIAL DATA.....................................     -ix-

GENERAL INFORMATION....................................................      -1-

PROPOSAL 1:  PROPOSED AFFILIATION......................................      -2-
   Description of the Affiliation......................................      -3-
   Background of and Reasons for the Affiliation.......................      -3-
   Opinion of Financial Advisor to Southern Bancshares.................      -6-
   Recommendation of the Board of Directors............................     -12-
   Exchange of Southern Bancshares Common Stock........................     -12-
   Dissenters' Rights of Southern Bancshares' Shareholders.............     -13-
   Resale of ONB Common Stock by Affiliates of Southern Bancshares.....     -15-
   Conditions to the Affiliation.......................................     -16-
   Termination.........................................................     -16-
   Restrictions Affecting Southern Bancshares..........................     -17-
   Regulatory Approvals................................................     -18-
   Accounting Treatment for the Affiliation............................     -18-
   Effective Time......................................................     -19-
   Management, Personnel and Employee Benefits After the Affiliation...     -19-
   Deferred Compensation and Severance Payments........................     -21-

PROPOSAL 2:  APPROVAL OF CERTAIN STOCK OPTIONS.........................     -23-
   Southern Bancshares 1997 Incentive Stock Option Plan................     -23-
   Effect of the Affiliation on Stock Options..........................     -23-
   Necessity of Shareholder Approval of the Stock Options Granted to
       Messrs. Schauwecker and Schafer and Ms. Rust-Hancock............     -24-

FEDERAL INCOME TAX CONSEQUENCES........................................     -26-
   Tax Opinion.........................................................     -27-
   Tax Consequences to ONB and Southern Bancshares.....................     -27-
   Tax Consequences to Southern Bancshares Shareholders................     -27-

COMPARATIVE PER SHARE DATA.............................................     -29-
   Nature of Trading Market............................................     -29-
   Dividends...........................................................     -31-
   Existing and Pro Forma Per Share Information........................     -32-

PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION.....................     -34-

DESCRIPTION OF ONB.....................................................     -41-
   Business ...........................................................     -41-
   Acquisition Policy and Pending Transactions.........................     -42-
   Incorporation of Certain Information by Reference...................     -43-

DESCRIPTION OF SOUTHERN BANCSHARES.....................................     -43-
   Business ...........................................................     -43-
   Properties..........................................................     -44-
   Litigation..........................................................     -45-
   Employees...........................................................     -45-
   Management..........................................................     -45-
   Security Ownership of Management....................................     -46-
   Certain Transactions................................................     -48-

MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
   RESULTS OF OPERATION OF SOUTHERN BANCSHARES.........................     -49-
   Basis of Presentation...............................................     -49-
   Results of Operations...............................................     -50-
   Financial Condition.................................................     -59-
   Year 2000 Issues....................................................     -72-

REGULATORY CONSIDERATIONS..............................................     -75-
   Bank Holding Company Regulation.....................................     -75-
   Capital Adequacy Guidelines for Bank Holding Companies..............     -76-
   Bank Regulation.....................................................     -76-
   Bank Capital Requirements...........................................     -77-
   Branches and Affiliates.............................................     -78-
   FDICIA .............................................................     -79-
   Deposit Insurance...................................................     -80-
   Additional Matters..................................................     -80-

COMPARISON OF COMMON STOCK.............................................     -81-
   Authorized But Unissued Shares......................................     -81-
   Preemptive Rights...................................................     -82-
   Dividend Rights.....................................................     -83-
   Voting Rights.......................................................     -84-
   Dissenters' Rights..................................................     -85-
   Liquidation Rights..................................................     -86-
   Redemption..........................................................     -86-
   Anti-Takeover Provisions............................................     -86-
   Director Liability..................................................     -90-
   Director Nominations................................................     -90-

LEGAL OPINIONS.........................................................     -91-

EXPERTS ...............................................................     -91-

OTHER MATTERS .........................................................     -92-

FORWARD-LOOKING STATEMENTS.............................................     -92-

AVAILABLE INFORMATION..................................................     -93-

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE........................     -94-

INDEX TO FINANCIAL STATEMENTS..........................................      F-1


APPENDIX A - Agreement of Affiliation and Merger.......................      A-1

APPENDIX B - Illinois Dissenters' Rights Law under the Illinois
   Business Corporation Act of 1983....................................      B-1

APPENDIX C - Fairness Opinion of Professional Bank Services, Inc. .....      C-1

                                    SUMMARY

         This summary highlights some of the information contained in this Proxy Statement-Prospectus. Because this is a summary, it does not contain all the information that may be important to you. To understand the Affiliation fully and for a more complete description of the legal terms of the Affiliation, you should read carefully this entire document and the documents we have referred you to.

THE PARTIES TO THE AFFILIATION

OLD NATIONAL BANCORP
420 Main Street
Evansville, Indiana 47708
(812) 464-1434

ONB is the second largest independent bank holding company headquartered in the State of Indiana. We own and operate 18 affiliate banks with 119 offices located in the three state area of Indiana, Illinois, and Kentucky. As of June 30, 1998, our total assets were approximately $5.9 billion and our ratio of total capital to risk-adjusted assets was 13.64%. This capital ratio is well in excess of applicable regulatory requirements. See "DESCRIPTION OF ONB."

SOUTHERN BANCSHARES, LTD.
509 South University Avenue
Carbondale, Illinois 62901
(618) 457-3381

Southern Bancshares is an Illinois corporation and a bank holding company located in Carbondale, Illinois. It owns all of the outstanding shares of common stock of First National Bank and Trust Company ("Bank"), which is organized as a national banking association. As of June 30, 1998, Southern Bancshares had total assets of approximately $248.1 million and its ratio of total capital to risk-adjusted assets was 14.01%. See "DESCRIPTION OF SOUTHERN BANCSHARES."

THE AFFILIATION

Description of the Affiliation. We propose an affiliation in which Southern Bancshares merges into ONB. When the Affiliation is completed, Southern Bancshares will cease to exist. Following the Affiliation, the Bank will be a wholly owned subsidiary of ONB.

Exchange of Southern Bancshares Common Stock. As a Southern Bancshares shareholder, each of your shares of Southern Bancshares Common Stock automatically will become exchangeable for 2.75 shares of ONB's common stock, subject to adjustment if, among other reasons, ONB issues a stock dividend prior to the Affiliation. The total number of shares of ONB common stock you will receive therefore will be equal to 2.75 times the number of shares of Southern Bancshares Common Stock you own. ONB will not issue fractional shares. Instead, you will receive the value of any fractional share in cash, based upon the market value of ONB's common stock. Following the Affiliation, you will be entitled to exchange your shares of Southern Bancshares Common Stock by sending your Southern Bancshares Common Stock share certificates and a form we will send you to ONB, which will then exchange them for shares of ONB's common stock. For example, if you owned ten shares of Southern Bancshares Common Stock, after the Affiliation you will send in the letter of transmittal and your old Southern Bancshares certificates and in exchange you will receive 27 shares of ONB's common stock and check for the market value of one-half (1/2) of one share. The price at which ONB Common

Stock traded on __________, 1998, as reported by the NASDAQ National Market System, was $________ per share. See "PROPOSED AFFILIATION -- Exchange of Southern Bancshares Common Stock" and Appendix A to this Proxy Statement.

Reasons for the Affiliation. In considering the Affiliation with ONB, the Board of Directors of Southern Bancshares collected and evaluated a variety of economic, financial and market information regarding ONB and its affiliate banks, their respective businesses and ONB's reputation and future prospects. In the opinion of the Board of Directors of Southern Bancshares, favorable factors included ONB's strong earnings and stock performance, its management, the compatibility of its markets to those of the Bank and the attractiveness of ONB's offer from a financial perspective. The Board also considered the potential benefits of owning ONB Common Stock. ONB's Common Stock is traded in the over-the-counter market and reported on the NASDAQ National Market System, as compared to Southern Bancshares Common Stock which has no established public trading market. In addition, the Board considered the opinion of Professional Bank Services, Inc., the financial advisor to Southern Bancshares, indicating the consideration to be received by you in the Affiliation is fair from a financial perspective. The Board of Directors of Southern Bancshares also determined that the Affiliation would have a positive, long-term impact on the Bank's customers and employees and the communities served by the Bank. See "PROPOSED AFFILIATION -- Background of and Reasons for the Affiliation."

Recommendation of the Board of Directors of Southern Bancshares. PROPOSAL 1: The Board of Directors of Southern Bancshares believes that the Affiliation is fair to you and in your best interests, and unanimously recommends that you vote "FOR" the proposal to approve the Affiliation. See "PROPOSED AFFILIATION -- Recommendation of the Board of Directors." PROPOSAL 2: The Board of Directors unanimously recommends that you vote "FOR" the approval of the stock options.

Conditions to the Affiliation. The completion of the Merger depends on a number of conditions being met. In addition to our compliance with the Agreement of Affiliation and Merger, these include:
1. Approval of the Agreement of Affiliation and Merger by the holders of at least two-thirds (2/3) of the outstanding shares of Southern Bancshares Common Stock.
2. Receipt of a legal opinion that, for federal income tax purposes, ONB, Southern Bancshares and Southern Bancshares' shareholders who exchange their shares for shares of ONB Common Stock will not recognize any gain or loss as a result of the Affiliation, except in connection with the payment of cash instead of fractional shares. This opinion will be subject to various limitations and we recommend you read the fuller description of tax consequences provided in this document beginning at page -----.
See "PROPOSED AFFILIATION -- Conditions to Consummation."

Termination of the Affiliation. We can agree at any time to terminate the Agreement of Affiliation and Merger without completing the Affiliation, even if the shareholders of Southern Bancshares have approved it. Also, either of us can decide, without the consent of the other, to terminate the merger agreement if:

1. The other party has breached or misrepresented any warranty contained in the merger agreement.

2. The other party has breached or failed to comply with any covenant contained in the merger agreement.
3.  Certain claims, proceedings or litigation have been commenced or threatened.
4. ONB, Southern Bancshares or the Bank experience a material adverse change since June 30, 1998.
5.  The Affiliation has not been completed by February 28, 1999.
See "PROPOSED AFFILIATION -- Termination."

Effective Time of the Affiliation. ONB and Southern Bancshares anticipate that the Affiliation will be completed during the first quarter of 1999. See "PROPOSED AFFILIATION -- Effective Time."

Management, Personnel and Operations After the Affiliation. After the Affiliation takes place, Southern Bancshares will no longer exist. The Board of Directors and officers of the Bank will remain unchanged following the Affiliation. The employees of the Bank will receive the benefits under the current policies and employee benefit plans of ONB. See "PROPOSED AFFILIATION -- Description of the Affiliation", "--Management, Personnel and Operations After the Affiliation" and "DESCRIPTION OF SOUTHERN BANCSHARES --Management."

Southern Bancshares Stock Options and Deferred Compensation and Severance Payments. Thirty-one employees and officers of Southern Bancshares, the Bank and other affiliates of Southern Bancshares hold stock options to purchase shares of Southern Bancshares common stock. These stock options will accelerate as a result of the Affiliation with ONB. The holders will be able to exercise the options in full for a period of 60 days prior to the Affiliation. There are 42,781 shares subject to these outstanding stock options. ONB has agreed to assume all Southern Bancshares stock options that are fully vested but unexercised at the closing of the Affiliation. Shareholder approval is required for stock options of three officers of the Bank: Stephen Schauwecker, Daniel Schafer and Teresa Rust-Hancock. See "Proposal 2: Approval of Certain Stock Options."

In addition, the following employees of Southern Bancshares and the Bank have individual deferred and severance compensation agreements: Joe Kesler, Stephen Schauwecker, Daniel Schafer and Teresa Rust-Hancock. The deferred and severance compensation under those agreements becomes payable in connection with the Affiliation. See "PROPOSED AFFILIATION -- Deferred Compensation and Severance Payments."

Federal Income Tax Consequences to Shareholders of Southern Bancshares. In general, we expect that for federal income tax purposes you will not recognize gain or loss as a result of the exchange of your shares of Southern Bancshares Common Stock for shares of ONB Common Stock. However, if you receive cash in exchange for your shares of Southern Bancshares Common Stock (in lieu of fractional shares), you will recognize capital gain or loss on such exchange. We urge you to consult with your tax advisors with respect to the tax consequences of the Affiliation to you. See "FEDERAL INCOME TAX CONSEQUENCES."

Dissenters' Rights. You have dissenters' rights established by Illinois law which entitle you to receive cash for your shares of Southern Bancshares Common Stock. In the event that holders of greater than 10% of the outstanding shares of Southern Bancshares Common Stock become entitled, by exercise of dissenters' rights or otherwise, to receive cash instead of ONB Common Stock, the Affiliation will not qualify as a pooling-of-interests transaction for accounting purposes and ONB would have the right to terminate the Agreement. In order to exercise your dissenter's rights, you must follow certain procedures, including filing certain notices and not voting your shares in favor of the Affiliation. You will not receive any shares of ONB Common Stock if you dissent and follow all of the required procedures. Instead, you will only receive the value of your stock in cash. The relevant sections of Illinois law governing this process are attached to this document as Appendix B. See "PROPOSED AFFILIATION -- Rights of Dissenting Shareholders of Southern Bancshares."

Resale of ONB Common Stock. Certain resale restrictions apply to the sale or transfer of shares of ONB Common Stock issued to directors, executive officers and 10% shareholders of Southern Bancshares in exchange for their shares of Southern Bancshares Common Stock. See "PROPOSED AFFILIATION -- Resale of ONB Common Stock by Affiliates of Southern Bancshares."

Comparative Shareholder Rights. When the Affiliation is completed, you will become a shareholder of ONB. As a result, your rights as a shareholder, which are now governed by Illinois law and the Articles of Incorporation and Bylaws of Southern Bancshares, will be governed by Indiana law and ONB's Articles of Incorporation and Bylaws. See "COMPARISON OF COMMON STOCK."

Trading Market for Common Stock. There is presently no established public trading market for shares of Southern Bancshares Common Stock. Shares of ONB Common Stock are traded in the over-the-counter market and stock prices are reported on the NASDAQ National Market System. The closing price of ONB Common Stock as reported by the NASDAQ National Market System was $__________ per share on May 26, 1998, the business day before the Affiliation was publicly announced, and was $__________ per share on ____________, 1998. Assuming the Affiliation had been completed on ____________, 1998, you and the other Southern Bancshares would have received, in exchange or all of the shares of Southern Bancshares Common Stock, shares of ONB Common Stock having a total market value of $__________, which represents $__________ per share of Southern Bancshares Common Stock (including cash received in lieu of any fractional share interest). See "COMPARATIVE PER SHARE DATA."

SPECIAL MEETING

Date, Time and Place of Special Meeting. ____________, 1998, at _____ p.m., local time, at ________________ ___________, located at _______________ Street,
Carbondale, Illinois 62901.

Purposes of Special Meeting. At the Southern Bancshares' special meeting, you will be asked:
1.  to approve the merger of our company with ONB;
2.  to approve certain stock options;
3. to act upon any other items that may be submitted to a vote at the special meeting.
See "NOTICE OF SPECIAL MEETING OF SHAREHOLDERS" and the discussions under the captions "GENERAL INFORMATION" and "PROPOSED AFFILIATION." See "Proposal 2:
Approval of Certain Stock Options."

Required Shareholder Vote. PROPOSAL 1: In order to approve the Affiliation, the holders of at least two-thirds (2/3) of the issued and outstanding shares of Southern Bancshares Common Stock must vote in its favor. PROPOSAL 2: In order to approve the stock options, the holders of at least 75% of the issued and outstanding shares of Southern Bancshares Common Stock must vote in their favor.

Directors and executive officers of Southern Bancshares beneficially own in the aggregate, directly and indirectly, approximately 17.84% of the outstanding shares of Southern Bancshares Common Stock. See "GENERAL INFORMATION", "PROPOSED AFFILIATION -- Conditions to Consummation" and "DESCRIPTION OF SOUTHERN BANCSHARES -- Security Ownership of Management."

Shares Outstanding and Entitled to Vote. As of September 30, 1998, there were 589,307 shares of Southern Bancshares Common Stock outstanding. You can vote at the special meeting of Southern Bancshares if you owned Southern Bancshares Common Stock at the close of business on _______________, 1998. See "GENERAL INFORMATION."

Proxies. You can revoke your proxy at any time before it is exercised by delivering a later dated proxy to Southern Bancshares or by written notice delivered to the Secretary of Southern Bancshares. See "GENERAL INFORMATION."

                   SUMMARY OF SELECTED FINANCIAL DATA -- ONB
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

     The following summary sets forth selected consolidated financial information relating to ONB. This information should be read in conjunction with the financial statements and notes incorporated herein by reference.

                                                1997           1996          1995          1994          1993
                                            -----------    -----------   -----------   -----------   -----------
RESULTS OF OPERATIONS
  (Taxable equivalent basis)
  Interest income                           $   430,318    $   404,514   $   389,131   $   343,852   $   336,890
  Interest expense                              207,935        189,574       186,500       146,152       144,427
                                            -----------    -----------   -----------   -----------   -----------
  Net interest income                           222,383        214,940       202,631       197,700       192,463
  Provision for loan losses                      12,022         10,711         7,135         7,754        10,359
                                            -----------    -----------   -----------   -----------   -----------
  Net interest income after provision for
    loan losses                                 210,361        204,229       195,496       189,946       182,104
  Noninterest income                             46,707         44,357        39,594        34,876        33,993
  Noninterest expense                           150,021        150,495       147,315       147,295       135,259
                                            -----------    -----------   -----------   -----------   -----------
  Income from continuing operations before
    income taxes                                107,047         98,091        87,775        77,527        80,838
  Income taxes                                   41,382         38,406        33,836        28,524        30,268
                                            -----------    -----------   -----------   -----------   -----------
  Net income from continuing operations          65,665         59,685        53,939        49,003        50,570
  Discontinued operations                        (5,005)           494             0             0             0
                                            -----------    -----------   -----------   -----------   -----------
  Net income                                $    60,660    $    60,179   $    53,939   $    49,003   $    50,570
                                            ===========    ===========   ===========   ===========   ===========
YEAR-END BALANCES
  Total assets                              $ 5,688,215    $ 5,365,657   $ 5,103,195   $ 4,909,804   $ 4,748,112
  Total loans, net of
    unearned income                           3,730,202      3,466,909     3,261,746     3,098,820     2,810,453
  Total deposits                              4,298,730      4,268,024     4,183,082     3,875,752     3,898,967
  Shareholders' equity                          477,203        458,526       461,424       440,671       435,406
PER SHARE DATA (ON CONTINUING OPERATIONS)(1)
  Net income - basic                        $      2.37    $      2.08   $      1.82   $      1.61   $      1.66
  Net income - diluted (2)                         2.29           2.02          1.77          1.57          1.62
  Cash dividends paid                              0.88           0.84          0.80          0.76          0.66
  Book value at year-end                          17.38          16.31         15.78         14.62         14.25
SELECTED PERFORMANCE RATIOS (ON CONTINUING OPERATIONS)
  Return on assets                                 1.20%          1.16%         1.09%         1.03%         1.09%
  Return on equity (3)                            14.47          13.18         12.01         10.92         11.38
  Equity to assets                                 8.43           8.90          8.99          9.35          9.58
  Primary capital to assets                        9.23           9.71          9.85         10.25         10.43
  Net charge-offs to average loans                 0.20           0.30          0.26          0.28          0.25
  Allowance for loan losses to average loans       1.30           1.24          1.28          1.43          1.57

--------------------------------------------

(1)  Restated for all stock dividends and stock splits.
(2)  Assumes the conversion of ONB's subordinated debentures.
(3)  Excludes unrealized gains (losses) on investment securities.

                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                             Six Months ended June 30,
                                                                     ----------------------------------------
                                                                           1998                   1997
                                                                     -----------------     ------------------
RESULTS OF OPERATIONS
(Taxable equivalent basis)
    Interest income                                                  $         221,872     $          210,352
    Interest expense                                                           108,351                 99,804
                                                                     -----------------     ------------------
    Net interest income                                                        113,521                110,548
    Provision for loan losses                                                    6,100                  5,630
                                                                     -----------------     ------------------
    Net interest income after provision for loan losses                        107,421                104,918
    Noninterest income                                                          26,176                 22,547
    Noninterest expense                                                         77,290                 75,582
                                                                     -----------------     ------------------
    Income from continuing operations before income taxes                       56,307                 51,883
    Income taxes                                                                21,837                 20,399
                                                                     -----------------     ------------------
    Net income from continuing operations                                       34,470                 31,484
    Discontinued operations                                                     (9,854)                   846
                                                                     -----------------     ------------------
    Net income                                                       $          24,616     $           32,330
                                                                     =================     ==================
YEAR-END BALANCE
    Total assets                                                     $       5,979,529     $        5,534,938
    Total loans, net of unearned income                                      3,904,398              3,564,673
    Total deposits                                                           4,403,515              4,233,161
    Shareholders' equity                                                       485,394                465,748
PER SHARE DATA (ON CONTINUING OPERATIONS) (1)
    Net income - basic                                               $            1.25     $             1.13
    Net income - diluted (2)                                                      1.21                   1.10
    Cash dividends paid                                                           0.46                   0.44
    Book value at period-end                                                     17.56                  16.80
SELECTED PERFORMANCE RATIOS (ON CONTINUING OPERATIONS)
(based on averages)
    Return on assets                                                              1.19%                  1.17%
    Return on equity (3)                                                         14.68                  13.94
    Equity to assets                                                              8.44                   8.48
    Primary capital to assets                                                     9.26                   9.28
    Net charge-offs to average loans                                              0.18                   0.16
    Allowance for loan losses to average loans                                    1.25                   1.24

---------------------------------------------------------------------

    (1)  Restated for all stock dividends.
    (2)  Assumes the conversion of ONB's subordinated debentures.
    (3)  Excludes unrealized gains (losses) on investment securities.

           SUMMARY OF SELECTED FINANCIAL DATA -- SOUTHERN BANCSHARES

       The following table presents financial data for Southern Bancshares. This summary should be read in conjunction with the consolidated financial statements and the notes thereto of Southern Bancshares contained elsewhere herein.

       This historical financial data as of and for the three years ended December 31, 1997 have been derived from the audited financial statements of Southern Bancshares included elsewhere in this Proxy Statement-Prospectus. The historical financial data as of and for the two years ended December 31, 1994 have been derived from the audited financial statements of Southern Bancshares not included herein. The financial data as of and for six months ended June 30, 1998 and 1997 have been derived from Southern Bancshares unaudited financial statements, included herein. The results for the six months ended June 30, 1998 are not necessarily indicative of the results to be expected for the entire year.

                                                                                      Year ended December 31,
                                                                      ------------------------------------------------------
                                                                         1997       1996       1995       1994        1993
                                                                      ---------  ---------  ---------  ---------  ----------
                                                                          (Dollars in Thousands, except per share data)
STATEMENT OF INCOME DATA:
    Interest income                                                   $  19,083  $  15,334  $  13,661  $  10,131  $    9,714
    Interest expense                                                      8,979      6,721      5,335      3,657        3545
                                                                      ---------  ---------  ---------  ---------  ----------
          Net interest income                                            10,104      8,613      8,326      6,474        6169
    Provision for possible loan losses                                    1,539        371        356        132         276
                                                                      ---------  ---------  ---------  ---------  ----------
    Net interest income after provision for possible loan losses          8,565      8,242      7,970      6,342        5893
    Noninterest income                                                    4,913      3,925      2,450      1,804        1649
    Noninterest expense                                                   9,781      7,659      6,030      4,798        4320
                                                                      ---------  ---------  ---------  ---------  ----------
          Income before income taxes                                      3,697      4,508      4,390      3,348        3222
    Income tax expense                                                    1,283      1,503      1,386      1,026         935
                                                                      ---------  ---------  ---------  ---------  ----------
          Net income                                                  $   2,414  $   3,005  $   3,004  $   2,322  $    2,287
                                                                      =========  =========  =========  =========  ==========
PER SHARE DATA:
    Net income-basic                                                  $    4.08  $    5.06  $    5.05  $    3.87  $     3.81
    Net income-fully diluted                                               4.03       5.06       5.05       3.87        3.81
    Dividends declared                                                    31.81%     25.67%     25.72%     33.27%      31.48%
    Book value per common share                                           39.72      36.93      33.81      28.83       26.78
BALANCE SHEET DATA:
    Total assets                                                        248,208    239,577    178,192    171,284      140597
    Investment in debt securities:
       Available-for-sale                                                37,433     54,358     44,550     20,461       47165
       Held-to-maturity                                                   2,521      4,438      6,609     30,123         -0-
       Trading account                                                      -0-        263        -0-        -0-         -0-
                                                                      ---------  ---------  ---------  ---------  ----------
          Total investments in debt securities                           39,954     59,059     51,159     50,584       47165
    Loans, net of unearned interest                                     185,407    160,649    114,169    106,276       82297
    Allowance for possible loan losses                                    2,820      2,079      1,940      1,570        1438
    Deposits:
       Noninterest-bearing                                               22,812     19,482     20,374     19,342       15760
       Interest-bearing                                                 198,977    191,624    132,916    133,838      105916
          Total deposits                                                221,789    211,106    153,290    153,180      121676
    Stockholders' equity                                                 23,406     21,909     20,087     17,300       16066
EARNINGS PERFORMANCE RATIOS:
    Return on average assets                                               0.96%      1.48%      1.66%      1.49%       1.63%
    Return on average equity                                              10.70%     14.47%     16.09%     13.77%      14.97%

                                                                                      Year ended December 31,
                                                                      ------------------------------------------------------
                                                                         1997       1996       1995       1994        1993
                                                                      ---------  ---------  ---------  ---------  ----------
                                                                          (Dollars in Thousands, except per share data)

ASSET QUALITY RATIOS:
    Net loan charge-offs (recoveries) to average loans                  0.44%      0.17%      -0.01%      0.08%      0.07%
    Allowance for possible loan losses to loans                         1.52%      1.30%       1.70%      1.48%      1.74%
    Allowance for possible loan losses to  non performing loans       289.23%    163.83%    2229.89%   2180.56%    828.90%
    Non performing loans to loans                                       0.53%      0.79%       0.08%      0.07%      0.21%
    Non performing assets to loans plus foreclosed property and
       repossessions                                                    0.70%      0.86%       0.13%      0.07%      0.26%
CAPITAL RATIOS:
    Tier 1 capital to risk-adjusted assets                             12.08%     12.31%      19.72%     15.58%     12.81%
    Total capital to risk-adjusted assets                              12.96%     12.68%      20.71%     16.83%     13.96%
    Leverage ratio                                                      7.74%      8.13%      10.72%     11.21%     11.21%

                                                                                      Six months ended June 30,
                                                                                 ----------------------------------
                                                                                      1998               1997
                                                                                 ---------------   ----------------
                                                                                 (Dollars in Thousands, except per
                                                                                            share data)
STATEMENT OF INCOME DATA:
     Interest income                                                             $         9,307   $          8,948
     Interest expense                                                                      4,409              4,417
                                                                                 ---------------   ----------------
                  Net interest income                                                      4,898              4,531
     Provision for possible loan losses                                                      150                330
                                                                                 ---------------   ----------------
     Net interest income after provision for possible loan losses                          4,748              4,201
     Noninterest income                                                                    2,781              2,561
     Noninterest expense                                                                   4,847              4,508
                                                                                 ---------------   ----------------
                  Income before income taxes                                               2,682              2,254
     Income tax expense                                                                    1,012                827
                                                                                 ---------------   ----------------
                  Net income                                                     $         1,670   $          1,427
                                                                                 ===============   ================
PER SHARE DATA:
     Net income-basic                                                            $          2.83   $           2.41
     Net income-fully diluted                                                               2.80               2.41
     Dividends declared                                                                    14.13%             16.61%
     Book value per common share                                                           41.92              38.51
BALANCE SHEET DATA:
     Total assets                                                                        248,136            249,040
     Investment in debt securities:
         Available-for-sale                                                               41,044             43,402
         Held-to-maturity                                                                  2,162              3,682
         Trading account                                                                     -0-                -0-
                                                                                 ---------------   ----------------
                  Total investments in debt securities                                    43,206             47,084
     Loans, net of unearned interest                                                     186,033            182,816
     Allowance for possible loan losses (w/Rex Loan)                                       2,674              2,199
     Deposits:
         Noninterest-bearing                                                              23,406             20,420
         Interest-bearing                                                                196,758            197,156
                                                                                 ---------------   ----------------
                  Total deposits                                                         220,164            217,576
     Stockholders' equity                                                                 24,702             22,830
EARNINGS PERFORMANCE RATIOS:
     Return on average assets                                                               1.33%              1.15%
     Return on average equity                                                              13.87%             12.59%
ASSET QUALITY RATIOS:
     Net loan charge-offs (recoveries) to average loans                                     0.16%              0.12%
         Allowance for possible loan losses to loans                                        1.44%              1.20%
     Allowance for possible loan losses to  non performing loans                          233.33%            167.35%
     Non performing loans to loans                                                          0.62%              0.72%
     Non performing assets to loans plus foreclosed property and
         repossessions                                                                      0.68%              0.80%
CAPITAL RATIOS:
     Tier 1 capital to risk-adjusted assets                                                13.33%             11.73%
     Total capital to risk-adjusted assets                                                 14.01%             12.58%
     Leverage ratio                                                                         8.57%              7.62%

          PROSPECTUS                                 PROXY STATEMENT
              OF                                           OF
         OLD NATIONAL                             SOUTHERN BANCSHARES,
            BANCORP                                       LTD.




                        SPECIAL MEETING OF SHAREHOLDERS
                                       OF
                           SOUTHERN BANCSHARES, LTD.

                        TO BE HELD ON ____________, 1998

         --------------------------------------------------------------


                              GENERAL INFORMATION

         This Proxy Statement is furnished to the shareholders of Southern Bancshares in connection with the solicitation by its Board of Directors of proxies for use at the Special Meeting of Shareholders to be held on ____________, 1998, at ________ __.m., local time, _________________________, located at ____________________ Street, Carbondale, Illinois 62901. This Proxy Statement is first being mailed to shareholders of Southern Bancshares on ____________, 1998.

         The purposes of the Special Meeting of Shareholders are to (1) consider and vote upon the proposed merger between Southern Bancshares and ONB, (2) consider and vote upon the approval of certain stock options, and (3) transact such other business which may properly be presented at the Special Meeting or any adjournment thereof. In the Affiliation, Southern Bancshares will merge into ONB and the separate existence of Southern Bancshares will cease. Each share of Southern Bancshares Common Stock will convert into the right to receive 2.75 shares of ONB Common Stock. See "PROPOSED AFFILIATION."

         The affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of Southern Bancshares Common Stock is required for approval of the Affiliation. The affirmative vote of the holders of at least 75% of the outstanding shares of Southern Bancshares Common Stock is required for approval of the stock options. Only holders of Southern Bancshares Common Stock of record at the close of business on ____________, 1998 ("Record Date") are entitled to notice of, and to vote at, the Special Meeting. There were 589,307 shares of Southern Bancshares Common Stock outstanding on the Record Date, which were held of record by approximately 235 shareholders. For each matter to be voted on at the Special Meeting, each share of Southern Bancshares Common Stock is entitled to one vote.

         The cost of soliciting proxies will be borne by Southern Bancshares. In addition to use of the mails, proxies may be solicited personally or by telephone or telegraph by directors, officers and certain employees of Southern Bancshares who will not be specially compensated for such soliciting.

         The shares represented by proxies properly signed and returned will be voted at the Special Meeting as instructed by the shareholders of Southern Bancshares giving the proxies. In the absence of specific instructions to the contrary, proxies will be voted FOR approval of the Affiliation, and FOR approval of the stock options, all as described in this Proxy Statement and in accordance with the recommendation of the Board of Directors of Southern Bancshares with respect to any other matter which may properly be presented at the Special Meeting. Dissenting Southern Bancshares shareholders are entitled to certain appraisal rights with respect to the Affiliation. See "PROPOSED AFFILIATION -- Rights of Dissenting Shareholders of Southern Bancshares". Any shareholder giving a proxy has the right to revoke it at any time before it is exercised. Therefore, execution of a proxy will not affect a shareholder's right to vote in person if he or she attends the Special Meeting. Revocation may be made by a later dated proxy delivered to Southern Bancshares by written notice received by the Secretary of Southern Bancshares prior to the Special Meeting, or by written notice delivered to the Secretary of Southern Bancshares at the Special Meeting. To be effective, any revocation must be received before the proxy is voted.

                        PROPOSAL 1: PROPOSED AFFILIATION

         At the Special Meeting, the shareholders of Southern Bancshares will consider and vote upon approval of the Affiliation, certain features of which are summarized below. The following summary of certain aspects of the Affiliation does not purport to be a complete description of the terms and conditions of the Affiliation and is qualified in its entirety by reference to the Agreement, which is attached to this Proxy Statement as Appendix A and is incorporated herein by reference.

DESCRIPTION OF THE AFFILIATION

         In the Affiliation, Southern Bancshares will merge with and into ONB. ONB will be the surviving corporation in the Affiliation and the separate corporate existence of Southern Bancshares will cease. As a result, the Bank will become a wholly-owned subsidiary of ONB.

         As of June 30, 1998, Southern Bancshares had consolidated assets of $248.1 million, consolidated deposits of $220.1 million, consolidated shareholders' equity of $24.7 million and consolidated net income for the six months then ended of $1.67 million. Based upon the pro forma financial information included elsewhere in this Proxy Statement and assuming that the Affiliation had been consummated on June 30, 1998, Southern Bancshares represented as of such date 4.1% of the consolidated assets of ONB, 4.9% of its consolidated deposits, 5.0% of its consolidated shareholders' equity and, for the six month period then ended, 6.7% of its consolidated net income. See "PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION".

BACKGROUND OF AND REASONS FOR THE AFFILIATION

         Until 1985, Indiana banking laws prohibited banks located in Indiana from expanding outside of their home counties. The changes since that time have been swift, first permitting in-state acquisitions by bank holding companies, then permitting regional interstate acquisitions and currently permitting virtual nationwide expansion opportunities. These developments stimulated aggressive acquisition activity among financial institutions located in Indiana and neighboring states, resulting in the entry of large bank holding companies into virtually every attractive market in the Midwestern United States. Moreover, developments and deregulation in the financial services industry generally have led to further increases in competition for bank services. Compounded by the significant increase in bank regulatory burdens over the past several years, these competitive factors have created an environment in which it is increasingly difficult for community banks such as the Bank to achieve the economies of scale necessary to compete effectively.

         In response to these competitive and regulatory factors, the Board of Directors of Southern Bancshares approved a series of acquisitions intended to improve the competitive position of Southern Bancshares and the Bank. In October 1995, the Bank acquired D.R. Hancock & Company, Inc., an investment securities brokerage. In May 1996, the Bank acquired

Rex Loan Company, Inc., a personal finance company. In November 1996, the Bank acquired Gentry-Couch, Inc., an insurance agency, and renamed the business First Insurance Group, Inc. In late 1996, the Bank purchased its Mt. Vernon, Illinois, branch office from First of America Bank. The Bank has grown from one to seven locations in the past four years.

         In August 1997, the Board of Directors of Southern Bancshares considered a proposal to acquire another bank. Southern Bancshares hired an investment banking firm to assist in the negotiations. Despite lengthy negotiations on acquisition price, the Board of Directors of Southern Bancshares was unable to reach final agreement on the terms of the proposed acquisition and the negotiations were terminated in February 1998. In early January 1998, Southern Bancshares received two unsolicited calls from two regional bank holding companies expressing their interest to acquire the Bank. At that time, the President of Southern Bancshares, Joe R. Kesler, advised the companies that the Bank was not for sale.

         In February 1998, Mr. Kesler attended the Sheshunoff/Bank Director Affiliation and Acquisition Conference for the fourth year in a row and reported on the conference to the Board of Directors of Southern Bancshares at a Board meeting on February 25, 1998. At that meeting, the Board of Directors agreed to consider other strategic alternatives for the future of the Bank due to historic high prices paid for banks in the industry, due to the unsuccessful negotiations to acquire another bank and due to the unsolicited offers to acquire the Bank received from third parties in January 1998. The Board of Directors met with Professional Bank Services, Inc. ("PBS"), an investment banking firm, on March 4, 1998 to explore strategic alternatives.

         The alternatives considered included remaining independent, growing through acquisitions, and seeking a merger partner. After evaluation of financial, economic, legal and market considerations, the Board of Directors concluded that seeking a potential merger partner was in the best interests of the shareholders and retained Investment Bank Services, Inc. ("IBS"), a subsidiary of PBS, on March 13, 1998 to explore an affiliation with another financial institution. IBS solicited indications of interest from 14 financial institutions, including ONB. Of the 14 financial institutions contacted, four submitted written non-binding indications of interest on May 1, 1998. After meeting with management of ONB and one other financial institution on May 7, 1998, and evaluating all potential strategic alternatives and partners, the Board of Directors of Southern Bancshares voted to pursue affiliation discussions with ONB. After continued discussions, due diligence and the negotiation of a definitive agreement, the Board of Directors of Southern Bancshares determined that the Affiliation with ONB was in the best interests of the shareholders and voted to approve the Affiliation on May 26, 1998. The definitive Agreement of Affiliation and Merger was signed May 27, 1998.

         In determining to pursue the Affiliation with ONB, the Board of Directors specifically considered financial, managerial and other information regarding ONB and its affiliate banks. In particular, the Board of Directors considered, evaluated and compared ONB's and Southern Bancshares' respective businesses, financial condition, reputation and future prospects. The earnings history and stock performance of ONB were carefully reviewed with a view towards the investment potential for shareholders of Southern Bancshares.

         Among other items considered in this evaluation were the prospects of Southern Bancshares and the Bank, as separate institutions and as combined with
ONB: the compatibility of ONB's affiliate bank's markets to those of Bank's market; the price offered by ONB to Southern Bancshares shareholders and the anticipated tax-free nature of the Affiliation to the shareholders of Southern Bancshares receiving solely ONB Common Stock in exchange for their shares of Southern Bancshares Common Stock; the possibility of increased liquidity through ownership of ONB Common Stock as compared to Southern Bancshares Common Stock because ONB Common Stock is traded in the over-the-counter market and share prices are reported on the NASDAQ National Market System; regulatory requirements; relevant price information involving recent comparable bank acquisitions which occurred in the Midwest United States; and an analysis of alternatives to affiliating with ONB, including other potential acquirors.

         The Board of Directors of Southern Bancshares also considered the impact of the Affiliation on the Bank's customers and employees and the communities served by the Bank. ONB's historical practice of retaining employees of acquired institutions with competitive salary and benefit programs was considered, as was the opportunity for training, education, growth and advancement of the Bank's employees within ONB or one of its affiliates. The Board of Directors of Southern Bancshares examined ONB's continuing commitment to the communities served by institutions previously acquired by ONB. Further, from the standpoint of the Bank's customers, it was anticipated that more products and services would become available because of ONB's greater resources. The Board of Directors of Southern Bancshares also considered the fairness opinion from its financial advisor as more fully described below.

         Based upon the foregoing factors, the Board of Directors of Southern Bancshares concluded that it was in the best interests of Southern Bancshares and its shareholders to merge with ONB.

OPINION OF FINANCIAL ADVISOR TO SOUTHERN BANCSHARES

         PBS was engaged by Southern Bancshares to advise its Board of Directors as to the fairness of the consideration, from a financial perspective, to be paid by ONB to the Southern Bancshares shareholders as set forth in the Agreement.

         PBS is a bank consulting firm with offices in Louisville, Atlanta, Chicago, Nashville and Washington, D.C. As part of its investment banking business, PBS is regularly engaged in reviewing the fairness of financial institution acquisition transactions from a financial perspective and in the valuation of financial institutions and other businesses and their securities in connection with mergers, acquisitions, estate settlements, and other transactions. Neither PBS nor any of its affiliates has a financial interest in the common shares of Southern Bancshares or ONB. PBS was selected to advise Southern Bancshares' Board of Directors based upon its familiarity with Illinois financial institutions and knowledge of the banking industry as a whole.

         PBS performed certain analyses described herein and presented the range of values for Southern Bancshares resulting from such analyses to the Board of Directors of Southern Bancshares in connection with its advice as to the fairness of the consideration to be paid by ONB.

         A Fairness Opinion of PBS was delivered to the Board of Directors of Southern Bancshares on May 26, 1998, at a special meeting of the Board of Directors and has been updated as of the date of this Proxy
Statement-Prospectus. A copy of the Fairness Opinion, which includes a summary of the assumptions made and information analyzed in deriving the Fairness Opinion, is attached as Appendix C to this Proxy Statement-Prospectus and should be read in its entirety.

         In arriving at its Fairness Opinion, PBS reviewed certain publicly available business and financial information relating to Southern Bancshares and ONB. PBS considered certain financial and stock market data of Southern Bancshares and ONB, compared that data with similar data for certain other publicly-held bank holding companies and considered the financial terms of certain other comparable bank transactions in the state of Illinois that had recently been effected. PBS also considered such other information, financial studies, analyses and investiga tions and financial, economic and market criteria that it deemed relevant. In connection with its review, PBS did not independently verify the foregoing information and relied on such information as being complete and accurate in all material respects. Financial forecasts prepared by PBS were based on assumptions believed by PBS to be reasonable and to reflect currently available information. PBS did not make an independent evaluation or appraisal of the assets of Southern Bancshares or ONB. PBS took into consideration the results of IBS's solicitation of indications of interest from other financial institutions concerning their interest in a possible affiliation with Southern Bancshares. PBS reviewed the correspondence and information received from interested financial institutions that were contacted. PBS reviewed all offers received by Southern Bancshares.

         As part of preparing this Fairness Opinion, PBS performed a due diligence review of ONB on May 18, 1998. As part of the due diligence, PBS reviewed the following items: minutes of the Board of Directors meetings from January 1997 through April 1998; reports filed with the Securities and Exchange Commission by ONB on Forms 10-K, 8-K and 10-Q for the years ending December 31, 1995, 1996 and 1997 and year-to-date 1998; reports of independent auditors and management letters and response thereto, for the year ending December 31, 1997; the most recent analysis and calculation of allowance for loan and lease losses for each subsidiary bank; internal loan review reports; investment portfolio activity reports; asset quality reports; Uniform Holding Company Report for ONB as of December 31, 1997; December 31, 1997 Reports of Condition and Income and December 31, 1997 Uniform Bank or Thrift Performance Reports for each subsidiary bank. It also held discussions of pending litigation and other issues with senior management of ONB.

         PBS reviewed and analyzed the historical performance of Southern Bancshares and Southern Bancshares' wholly owned subsidiary, First National Bank and Trust Company, Carbondale, Illinois ("Bank"), contained in: audited Annual Reports and financial statements dated December 31, 1996 and 1997 of Southern Bancshares; March 31, 1998, December 31, 1997 and December 31, 1996 Consolidated Reports of Condition and Income filed by Southern Bancshares with the Board of Governors of the Federal Reserve System ("FRB"); April 30, 1998 consolidated unaudited financial statements of Southern Bancshares; December 31, 1997 Uniform Bank and Holding Company Performance Reports of the Bank and Southern Bancshares; historical common stock trading activity of Southern Bancshares; and the premises and other fixed assets. PBS reviewed and tabulated statistical data regarding the loan portfolio, securities portfolio and other performance ratios and statistics. Financial projections were prepared and analyzed as well as other financial studies, analyses and investigations as deemed relevant for the purposes of this opinion. In review of the aforementioned information, PBS took into account its assessment of general market and financial conditions, its experience in other similar transactions, and its knowledge of the banking industry generally.

         In connection with rendering the Fairness Opinion and preparing its written and oral presentation to Southern Bancshares' Board of Directors, PBS performed a variety of financial analyses, including those summarized herein. The summary does not purport to be a complete description of the analyses performed by PBS in this regard. The preparation of a Fairness Opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and therefore, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors summarized below, PBS believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. In performing its analyses, PBS made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond Southern Bancshares' or ONB's control. The analyses performed by PBS are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the values of businesses do not purport to be appraisals or to reflect the process by which businesses actually may be sold.

         Acquisition Comparison Analysis: In performing this analysis, PBS reviewed all bank acquisition transactions in the State Illinois since 1990. There were 211 bank acquisition transactions in Illinois announced since 1990 for which detailed financial information was available. The purpose of the analysis was to obtain an evaluation range based on these Illinois bank acquisition transactions. Median multiples of earnings and book value implied by the comparable transactions were utilized in obtaining a range for the acquisition value of Southern Bancshares. In addition to reviewing recent Illinois bank transactions, PBS performed separate comparable analyses for acquisitions of banks which, like Southern Bancshares, had an equity-to-asset ratio between 8.00% and 10.00%, had total assets between $100.0 - $350.0 million, had a return on average equity ("ROAE") between 10.00% - 13.50% and bank transactions effected in

Illinois since January 1, 1996. In addition, median values for the 211 Illinois acquisitions expressed as multiples of both book value and earnings were 1.70 and 14.92, respectively. The median multiples of book value and earnings for acquisitions of Illinois banks which, like Southern Bancshares, had an equity-to-asset ratio between 8.00% and 10.00% were 1.71 and 13.18, respectively. For acquisitions of Illinois banks with assets between $100.0 - $350.0 million the median multiples were 1.81 and 15.47. For Illinois acquisitions of banks with a ROAE between 10.00% - 13.50%, the median multiples of book value and earnings were 1.63 and 14.16, respectively. The median multiples of book value and earnings for acquisitions of Illinois banks since January 1, 1996, were 1.87 and 16.51, respectively.

         In the proposed transaction, Southern Bancshares shareholders will receive 2.75 shares of ONB Common Stock per each Southern Bancshares common share they own of record. In addition, each of Southern Bancshares' common stock options will be converted into options to purchase 2.75 shares of ONB Common Stock at an exercise price which is determined by dividing the current Southern Bancshares option strike price by the exchange ratio of 2.75, as further defined in the Agreement. On May 20, 1998 the average of the bid/ask price for ONB Common Stock on NASDAQ was $48.125 per share. Using this average price of $48.125 per share of ONB common stock, the proposed consideration to be received represents an aggregate value of $81,086,169, or $132.34 per Southern Bancshares common share. The $132.34 per Southern Bancshares common share represents a multiple of Southern Bancshares' December 31, 1997 adjusted book value and a multiple of Southern Bancshares' projected adjusted December 31, 1998 earnings of 3.22 and 23.78 respectively.

         The market value of the proposed transaction's percentile ranking was prepared and analyzed with respect to the above Illinois comparable transactions group. Compared to all Illinois bank transactions, the acquisition value ranked in the 97th percentile as a multiple of book value and in the 89th percentile as a multiple of earnings. Compared to Illinois bank transactions where the acquired institution had an equity-to-asset ratio between 8.00% and 10.00%, the acquisition value ranked in the 98th percentile as a multiple of book value and the 97th percentile as a multiple of earnings. For Illinois bank acquisitions where the acquired institution had between $100.0 - $350.0 million in assets, the acquisition value ranked in the 99th percentile as a multiple of book value and the 90th percentile as a multiple of earnings. For Illinois bank transactions where the acquired institution had a ROAE between 10.00% and 13.50%, the acquisition value ranked in the 100th percentile as a multiple of book value and the 95th percentile as a multiple of earnings. For Illinois bank transactions effected since January 1,

1996, the acquisition value ranked in the 95th percentile as a multiple of book value and in the 82nd percentile as a multiple of earnings.

         Adjusted Net Asset Value Analysis: PBS reviewed Southern Bancshares' balance sheet data to determine the amount of material adjustments required to the stockholders' equity of Southern Bancshares based on differences between the market value of Southern Bancshares' assets and their value reflected on Southern Bancshares' financial statements. PBS determined that three adjustments were warranted. Equity was increased $20,000 to reflect the after tax appreciation in Southern Bancshares' held to maturity securities portfolio. Equity was reduced by $3,859,000 to reflect goodwill on Southern Bancshares' balance sheet. PBS also increased equity to reflect a value of the non-interest bearing demand deposits by approximately $4,867,000. The aggregate adjusted net asset value of Southern Bancshares was determined to be $26,991,000 or $42.70 per Southern Bancshares common share.

         Discounted Earnings Analysis: A dividend discount analysis was performed by PBS pursuant to which a range of values of Southern Bancshares was determined by adding (i) the present value of estimated future dividend streams that Southern Bancshares could generate over a five-year period and (ii) the present value of the "terminal value" of Southern Bancshares' earnings at the end of the fifth year. The "terminal value" of Southern Bancshares' earnings at the end of the five-year period was determined by applying a multiple of 14.92 times the projected terminal year's earnings. The 14.92 multiple represents the median price paid as a multiple of earnings for all Illinois bank transactions since 1990.

         Dividend streams and terminal values were discounted to present values using a discount rate of 12%. This rate reflects assumptions regarding the required rate of return of holders or buyers of Southern Bancshares' common stock. The aggregate value of Southern Bancshares, determined by adding the present value of the total cash flows, was $49,836,000 or $78.84 per share. In addition, using the five-year projection as a base, a twenty-year projection was prepared assuming an annual growth rate of 6.5%, and a return on assets of 1.50% would remain in effect for the entire period beginning in year 5. Dividends were assumed to increase from 50.0% of income in years one through five to 60.0% of income for years six through twenty. This long-term projection resulted in an aggregate value of $44,922,000 or $71.07 per Southern Bancshares common share.

         Specific Acquisition Analysis: PBS valued Southern Bancshares based on an acquisition analysis assuming a "break-even" earnings scenario to an acquiror as to price, current interest rates and amortization of the premium paid. Based on this analysis, an acquiring institution would pay in aggregate $46,795,000, or $74.03 per share, assuming they were willing to accept no impact to their net income in the initial year. This analysis was based on a funding cost of 7.0% adjusted for taxes, amortization of the acquisition premium over 15 years and a projected December 31, 1998 earnings level of $3,518,000. This analysis was repeated assuming a potential acquiror would attain non-interest expense reductions of 10% in the transaction. Based on this analysis an acquiring institution would pay in aggregate $52,251,000 or $82.66 per Southern Bancshares share.

         Pro Forma Affiliation Analysis: PBS compared the historical performance of Southern Bancshares to that of ONB and other regional holding companies. This analysis included, among other things, a comparison of profitability, asset quality and capital measures. In addition, the contribution of Southern Bancshares and ONB to the income statement and balance sheet of the pro forma combined company was analyzed.

         The effect of the affiliation on the historical and pro forma financial data of Southern Bancshares was prepared and analyzed. Southern Bancshares' historical financial data was compared to the pro forma combined historical and projected earnings, book value and dividends per share.

         The Fairness Opinion is directed only to the question of whether the consideration to be received by Southern Bancshares' shareholders under the Agreement is fair and equitable from a financial perspective and does not constitute a recommendation to any Southern Bancshares shareholder to vote in favor of the affiliation. No limitations were imposed on PBS regarding the scope of its investigation or otherwise by Southern Bancshares.

         Based on the results of the various analyses described above, PBS concluded that the consideration to be received by Southern Bancshares' shareholders under the Agreement is fair and equitable from a financial perspective to the shareholders of Southern Bancshares.

         Based on per share price of $48.125 for ONB Common Stock, PBS and IBS will receive fees of approximately $334,000 for all services performed in connection with the sale of Southern Bancshares and the rendering of the Fairness Opinion. Included in these fees is a retainer fee of $10,000, a $20,000 fee due upon execution of the Agreement, and 3/8% of the total transaction value due upon closing the transaction. In addition, Southern Bancshares has agreed to indemnify PBS and IBS and its directors, officers and employees, from liability in connection with the transaction, and to hold PBS and IBS harmless from any losses, actions, claims, damages, expenses or liabilities related to any of PBS' or IBS' acts or decisions made in good faith and in the best interest of Southern Bancshares.

RECOMMENDATION OF THE BOARD OF DIRECTORS

         THE BOARD OF DIRECTORS OF SOUTHERN BANCSHARES HAS CAREFULLY CONSIDERED AND UNANIMOUSLY APPROVED THE AGREEMENT AND THE MERGER AND UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF SOUTHERN BANCSHARES APPROVE THE MERGER.


EXCHANGE OF SOUTHERN BANCSHARES COMMON STOCK

         Under the terms of the Agreement, shareholders of Southern Bancshares of record upon consummation of the Affiliation will be entitled to receive 2.75 shares of ONB Common Stock ("Exchange Ratio"), subject to adjustment, if any, for stock splits, stock dividends or any similar recapitalization of ONB. As of ____________, 1998, the closing price of ONB Common Stock was $__________ per share, as reported by the NASDAQ National Market System. If the Affiliation had been consummated on that date, the number of shares of ONB Common Stock and cash exchanged in the Affiliation would have been __________, plus a cash amount of $__________, with an aggregate value of approximately $__________.

         No fractional shares of ONB Common Stock will be issued to shareholders of Southern Bancshares in connection with the Affiliation. Each shareholder of Southern Bancshares who otherwise would be entitled to a fractional interest in a share of ONB Common Stock as a result of the Exchange Ratio will be paid a cash amount equal to such fractional interest multiplied by the market value of ONB Common Stock.

         After the effective time of the Affiliation, stock certificates previously representing Southern Bancshares Common Stock will represent only the right to receive shares of ONB Common Stock and cash for any fractional shares. Following the effective time of the Affiliation and prior to the surrender by holders of Southern Bancshares of their stock certificates to ONB in exchange for ONB Common Stock, such holders will not be entitled to receive payment of dividends or other distributions declared on shares of ONB Common Stock. Upon the subsequent exchange of such certificates, however, any accumulated dividends or other distributions previously declared and withheld on the shares of ONB Common Stock will be paid, without interest. At the effective time of the Affiliation, the stock transfer book of Southern Bancshares will be closed and no transfers of shares of Southern Bancshares Common Stock will thereafter be made. If, after the effective time of the Affiliation, certificates representing shares of Southern Bancshares Common Stock are presented for registration or transfer, they will be canceled and exchanged for shares of ONB Common Stock.

         Stock certificates representing shares of ONB Common Stock and any cash payment for fractional shares (without interest) will be made, after the effective time of the Affiliation, to each former shareholder of Southern Bancshares within ten (10) business days following the shareholder's delivery to ONB of his or her certificate(s) representing shares of Southern Bancshares Common Stock. Instructions as to delivery of stock certificates of Southern Bancshares to ONB will be sent to each shareholder of Southern Bancshares shortly after the effective time of the Affiliation.

         In addition, at the effective time of the Affiliation, stock options to purchase Southern Bancshares Common Stock will become fully exercisable for a period of 60 days prior to the Affiliation. Any Southern Bancshares stock options that remain unexercised at the time of the Affiliation will convert to stock options to purchase ONB Common Stock. See "Proposal 2" for more information.

DISSENTERS' RIGHTS OF SOUTHERN BANCSHARES' SHAREHOLDERS

         The Illinois Business Corporation Act of 1983, as amended ("IBCA"), provides shareholders of merging corporations with certain dissenters' rights. The dissenters' rights of shareholders of Southern Bancshares are set forth in Sections 11.65 and 11.70 of the IBCA, a copy of which is attached to this Proxy Statement as Appendix B. Shareholders will not be entitled to assert dissenters' rights absent strict compliance with the procedures of Illinois law.

         Section 11.65 of the IBCA provides that shareholders of Southern Bancshares have the right to demand payment for the "fair value" of their shares of Southern Bancshares Common

Stock immediately before the Affiliation becomes effective. To claim this right, the shareholder must first:

         (a) deliver to Southern Bancshares before the vote is taken at the Special Meeting a written demand for payment for the shareholder's shares if the Affiliation is consummated; and

         (b)   not vote in favor of the Affiliation in person or by proxy.

         Dissenting shareholders may send their written notice to Joe R. Kesler, President, Southern Bancshares, Ltd., 509 University Avenue, Post Office Box 2229, Carbondale, Illinois 62902-2229.

         If the Affiliation is approved by the shareholders of Southern Bancshares, ONB will send a statement to those shareholders satisfying the above conditions within ten (10) days of the effective date of the Affiliation or thirty (30) days after the shareholder delivers his/her written demand for payment, whichever is later. The statement shall set forth the opinion of ONB as to the estimated value of shares, Southern Bancshares' latest balance sheet as of the end of the fiscal year ending not earlier than 16 months before delivery of the statement, together with the statement of income for that year and the latest available interim financial statements, and a commitment to pay for the shares of the dissenting shareholder at the estimated value thereof upon transmittal to ONB of the share certificates or other evidence of ownership with respect to such shares. The notice will state the procedures the dissenting shareholder thereafter must follow to exercise dissenters' rights in accordance with Illinois law.

         A Southern Bancshares shareholder who is sent such a statement and does not agree with the opinion of ONB as to the estimated value of the Southern Bancshares shares must notify ONB in writing of the shareholder's estimate of value of the Southern Bancshares shares and demand payment for the difference between the shareholder's estimated value of the Southern Bancshares shares and the amount of the payment offered by ONB. Southern Bancshares shareholders who do not notify ONB of their fair value estimate and demand payment as required and within applicable time periods are considered to have voted the shareholders' shares of Southern Bancshares Common Stock in favor of the Affiliation and are not entitled to receive payment for the shareholder's shares under Section 11.65 of the IBCA.

         THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING SHAREHOLDERS ADDRESSES ALL MATERIAL FEATURES OF THE APPLICABLE DISSENTERS' RIGHTS STATUTES UNDER THE LAWS OF THE STATE OF ILLINOIS BUT DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY THE STATUTORY PROVISIONS ATTACHED HERETO AS APPENDIX B.

         A SHAREHOLDER'S FAILURE TO COMPLY WITH THE STATUTORY REQUIREMENTS FOR EXERCISING DISSENTERS' RIGHTS WILL RESULT IN A LOSS OF SUCH RIGHTS, AND SHAREHOLDERS WHO MAY WISH TO EXERCISE DISSENTERS' RIGHTS SHOULD CONSIDER SEEKING LEGAL COUNSEL.

RESALE OF ONB COMMON STOCK BY AFFILIATES OF SOUTHERN BANCSHARES

         No restrictions on the sale or transfer of the shares of ONB Common Stock issued pursuant to the Affiliation will be imposed solely as a result of the Affiliation, other than restrictions on the transfer of such shares issued to any shareholder of Southern Bancshares who may be deemed to be an "affiliate" of Southern Bancshares for purposes of Rule 145 under the Securities Act. Directors, executive officers and 10% shareholders are deemed to be affiliates for purposes of Rule 145.

         The Agreement provides that Southern Bancshares will provide ONB with a list identifying each affiliate of Southern Bancshares. The Agreement also requires that each affiliate of Southern Bancshares deliver to ONB, prior to the effective time of the Affiliation, a written agreement to the effect that such affiliate (1) has not sold, pledged, transferred, disposed of or otherwise reduced the affiliate's market risk with respect to the shares of Southern Bancshares Common Stock directly or indirectly owned or held by such person during the thirty (30) day period prior to the effective time, and (2) will not sell, pledge, transfer or otherwise dispose of or reduce the affiliate's market risk with respect to the shares of ONB Common Stock to be received by such person pursuant to the Agreement (i) until such time as financial results covering at least thirty (30) days of combined operations of Southern Bancshares and ONB have been published within the meaning of Section 201.01 of the Commission's Codification of Financial Reporting Policies and (ii) unless done pursuant to an effective registration statement under the Securities Act or pursuant to Rule 145 or another exemption from the registration requirements under the Securities Act. The certificates representing ONB Common Stock issued to affiliates of Southern Bancshares in the Affiliation may contain a legend indicating these resale restrictions.

         This is only a general statement of certain restrictions regarding the sale or transfer of the shares of ONB Common Stock to be issued in the Affiliation. Therefore, those shareholders of Southern Bancshares who may be deemed to be affiliates of Southern Bancshares should consult with their legal counsel regarding the resale restrictions that may apply to them.

CONDITIONS TO THE AFFILIATION

         Consummation of the Affiliation is conditioned upon, among other items:

         (1) approval of the Affiliation by the affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of Southern Bancshares Common Stock;
         (2) receipt by ONB and Southern Bancshares of all applicable regulatory approvals required for the Affiliation;
         (3) receipt of an opinion of counsel with respect to certain federal income tax matters;
         (4) receipt by ONB of certain undertakings from affiliates of Southern Bancshares;
         (5) receipt by ONB and Southern Bancshares of certain officers' certificates and other legal opinions;
         (6) the accuracy at the effective time of the Affiliation of representations and warranties contained in the Agreement;
         (7)   the fulfillment of certain covenants set forth in the Agreement;
         (8) Issuance and confirmation as of the closing by PBS of its Fairness Opinion; and
         (9) Southern Bancshares' shareholders' equity being not less than $24.7 million.

The conditions to consummation of the Affiliation, which are more fully enumerated in the Agreement, are requirements subject to unilateral waiver by the party entitled to the benefit of such conditions, as set forth in the Agreement. See "PROPOSED AFFILIATION -- Resale of ONB Common Stock by Southern Bancshares Affiliates", "-- Regulatory Approvals", "FEDERAL INCOME TAX CONSEQUENCES" and Appendix A.

TERMINATION

         Either ONB or Southern Bancshares may terminate the Agreement before it is consummated (as set forth in the Agreement) if, among other reasons:

         (1) there has been a misrepresentation or a breach of any warranty set forth in the Agreement by Southern Bancshares or ONB which has had or could be expected to have a material adverse effect on the financial condition, results of operations, business, assets or capitalization of Southern Bancshares, the Bank or ONB;
         (2) ONB or Southern Bancshares has breached or failed to comply with any covenant set forth in the Agreement;
         (3) consummation of the Affiliation has become inadvisable or impracticable due to the commencement or threat of any claim, litigation or proceeding against ONB or Southern Bancshares or any subsidiary of ONB relating to the Agreement or which is likely to have a material adverse effect on the financial condition, results of operations, business, assets or capitalization of ONB or Southern Bancshares;
         (4) there has been a material adverse change in the financial condition, results of operations, business, assets or capitalization of ONB or Southern Bancshares, as of the effective time of the Affiliation as compared to that in existence as of December 31, 1997;
         (5) ONB cannot utilize the pooling-of-interests method of accounting for the Affiliation; or
         (6) consummation of the Affiliation has not occurred by February 28, 1999.

Upon termination for any of these reasons, the Agreement will be of no further force or effect. See Appendix A.

RESTRICTIONS AFFECTING SOUTHERN BANCSHARES

         The Agreement contains a number of restrictions regarding the conduct of business of Southern Bancshares pending consummation of the Affiliation. Among other items, Southern Bancshares may not, without the prior written consent of ONB:

         (1)   change its capital stock accounts;

         (2) distribute or pay any dividends, except that (A) the Bank may pay cash dividends to Southern Bancshares in the ordinary course of business for payment of reasonable and necessary business and operating expenses of Southern Bancshares and to provide funds for Southern Bancshares dividends and (B) Southern Bancshares may pay to its shareholders its usual and customary quarterly cash dividend of up to $.20 per share for the first three fiscal quarters of 1998 and up to $.70 per share for the last fiscal quarter of 1998;
         (3)   amend its Articles of Incorporation or By-Laws;
         (4) carry on their business other than substantially in the manner as conducted as of the date of the Agreement and in the ordinary course of business; or
         (5) negotiate or discuss with third parties relative to a merger, combination or sale of Southern Bancshares, except under certain limited circumstances.

See Appendix A.

REGULATORY APPROVALS

         The Affiliation requires the prior approval of the Board of Governors of the Federal Reserve System ("Federal Reserve") under the Bank Holding Company Act of 1956, as amended ("BHC Act"). ONB filed applications with the Federal Reserve for its prior approval of the Affiliation, and received such approval on October 13, 1998.

         Approval of the Affiliation by the Federal Reserve is not to be interpreted as the opinion of this regulatory authority that the Affiliation is favorable to the shareholders of Southern Bancshares from a financial point of view or that the regulatory authority has considered the adequacy of the terms of the Affiliation. An approval by the Federal Reserve in no way constitutes an endorsement or a recommendation of the Affiliation by such regulatory authority.

ACCOUNTING TREATMENT FOR THE AFFILIATION

         It is anticipated that the Affiliation will be accounted for as a "pooling-of-interests" transaction. Under this method of accounting, shareholders of ONB and Southern Bancshares will be deemed to have combined their existing voting common stock interests. See "SUMMARY OF SELECTED FINANCIAL DATA" and "PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION".

         In order for the Affiliation to qualify for pooling-of-interests accounting treatment, among other items, 90% or more of the outstanding shares of Southern Bancshares Common Stock must be exchanged for ONB Common Stock. In the event the holders representing more than 10% of the outstanding shares of Southern Bancshares Common Stock become entitled by the exercise of dissenters' rights or otherwise to receive cash instead of ONB Common Stock, the Affiliation would not qualify for pooling-of-interests method of accounting and ONB would have the right to terminate the Affiliation. See "PROPOSED AFFILIATION -- Rights of Dissenting Shareholders" and "PROPOSED AFFILIATION -- Termination".

EFFECTIVE TIME

         The Affiliation will become effective at the close of business on the day specified in the Articles of Merger of Southern Bancshares with and into ONB as filed with both the Indiana Secretary of State and the Illinois Secretary of State. The effective time of the Affiliation will occur on the last business day of the month following (1) the fulfillment of all conditions precedent to the Affiliation set forth in the Agreement and (2) the expiration of all waiting periods in connection with the bank regulatory application filed for approval of the Affiliation, unless in each case otherwise mutually agreed to by ONB and Southern Bancshares.

         ONB and Southern Bancshares currently anticipate that Affiliation will be consummated during the first quarter of 1999.

MANAGEMENT, PERSONNEL AND EMPLOYEE BENEFITS AFTER THE AFFILIATION

         ONB will be the surviving corporation in the Affiliation and, upon consummation of the Affiliation, the separate corporate existence of Southern Bancshares will cease. Consequently, the directors and officers of Southern Bancshares will no longer serve in such capacities after the effective time of the Affiliation.

         The Bank will become a wholly-owned subsidiary of ONB. The Board of Directors and officers of the Bank serving at the effective time of the Affiliation will continue as the Board of Directors and officers of Bank after the effective time of the Affiliation. Following the effective time of the Affiliation, ONB, as the sole shareholder of Bank, will have the ability to elect the Board of Directors and officers of the Bank. The current officers of Bank will continue in their respective positions after the Affiliation, until the Board of Directors of Bank determines otherwise.

         Those persons who are full-time officers or employees of the Bank as of the effective time of the Affiliation, provided that these persons continue as full-time officers or employees of Bank or any other subsidiary of ONB after the effective time of the Affiliation, will receive substantially the same employee benefits on substantially the same terms and conditions that ONB may offer to similarly situated officers and employees of its banking subsidiaries from time to time. In addition, years of service of an employee of the Bank prior to the effective time of the Affiliation will be credited to each such employee for purposes of eligibility under ONB's employee welfare benefit plans and for purposes of eligibility and vesting, but not for accrual or contributions, under the ONB Employees' Retirement Plan ("ONB Pension Plan"), the ONB Employees' Savings and Profit Sharing Plan ("ONB Profit Sharing Plan"), and the ONB Employee Stock Ownership Plan ("ONB ESOP").

         Those officers and employees of the Bank who otherwise meet the eligibility requirements of the ONB Pension Plan, the ONB Profit Sharing Plan and the ONB ESOP, based upon their age and years of service to the Bank, shall become participants under the ONB Pension Plan on the January 1st which coincides with or next follows the effective time of the Affiliation, and shall become participants under the ONB Profit Sharing Plan and the ONB ESOP on the first day of the calendar month which coincides with or next follows the effective time of the Affiliation. Those officers and employees who do not meet the eligibility requirements of the ONB Pension Plan or ONB Profit Sharing Plan on such date shall become participants thereunder on the on the first "plan entry date" (as defined in the ONB Pension Plan or ONB Profit Sharing Plan, as the case may be) which coincides with or next follows the date on which such eligibility requirements are satisfied.

         Outstanding stock options to purchase Southern Bancshares Common Stock will become fully vested prior to the Affiliation and will convert to options to purchase ONB Common Stock. In addition, certain employees of the Bank will be entitled to accelerated deferred compensation and severance payments as a result of the Affiliation. See below.

         The Southern Bancshares 401(k) Profit Sharing Plan ("Southern 401(k) Plan") shall be merged with the ONB Profit Sharing Plan, with all account balance maintained under the Southern 401(k) Plan becoming fully vested on the day on which the effective time of the

Affiliation occurs. Until such Plans are merged, Southern Bancshares may continue to make contributions to the Southern 401(k) Plan with contributions in comparable amounts to past contributions to such Plan.

         In connection with the Affiliation, Southern Bancshares is required to take all actions necessary to cause the fiduciaries of the Southern Bancshares Employee Stock Ownership Plan ("Southern ESOP") to implement a written confidential pass-through voting procedure for all participants under the Southern ESOP to direct the special trustee to vote the shares of Southern Bancshares common stock allocated to their Southern ESOP accounts with respect to the Affiliation, provide the Southern ESOP participants with written notice regarding such confidential pass through voting procedures along with the written materials to be provided to the shareholders of Southern Bancshares in connection with the Affiliation, obtain a written opinion from a qualified, independent financial advisor to the special trustee of the Southern ESOP with respect to receiving adequate considering being received in connection with the Affiliation in that the disposition of the Southern ESOP is fair from a financial point of view. As of the later of the last day of the month in which the effective time the Affiliation occurs or December 31, 1998, the Southern ESOP shall be terminated and all benefits thereunder distributed to the participants or their beneficiaries. Such termination and distribution will require a determination letter from the Internal Revenue Service to the effect that the termination will not effect the tax qualified status of the Southern ESOP.

         Finally, all contributions to the Simplified Employee Pension Plans sponsored by D.R. Hancock & Company, Inc. and First Insurance Group, Inc. shall be discontinued, along with sponsorship of such simplified employee pension plans by such companies.

DEFERRED COMPENSATION AND SEVERANCE PAYMENTS

         In order to induce certain key employees to remain employed with Southern Bancshares until their expected retirement, Southern Bancshares entered into individual deferred compensation agreements with Messrs. Joe R. Kesler, Stephen Schauwecker and Daniel Schafer and Ms. Teresa Rust-Hancock in January 1995. Southern Bancshares believed that these key employees were vulnerable to being solicited by competitors and wanted to solidify their commitment to Southern Bancshares and the Bank, but at the same time tie the amount of their individual deferred compensation to the performance of the Bank With respect to Messrs. Kesler and Schauwecker and Ms. Rust-Hancock, such deferred compensation was scheduled to begin upon their projected retirement in 2015 and be payable in 36 monthly installments. The amount of their deferred compensation is tied to Southern Bancshares' average return on equity over the period from 1995 to 2015. With respect to Mr. Schafer, deferred compensation was scheduled to begin upon his projected retirement in 2005 and be payable in 36 monthly installments. The amount of his deferred compensation is tied to Southern Bancshares' average return on equity over the period from 1995 to 2005. Under all agreements, a portion of the deferred compensation becomes vested each year. In 1999, Messrs. Kesler and Schauwecker and ms. Rust-Hancock each executive will be 5% vested in his or her deferred compensation, and Mr. Schafer will be 15% vest in his deferred compensation.

         The Affiliation with ONB will cause the already vested deferred compensation under these agreements to accelerate and become payable within 30 days of the closing of the effective time of the Affiliation. In addition, the vested percentage deferred compensation will increase to 25% (to 50% for Mr. Schafer) under a more favorable vesting schedule provided for situations such as the Affiliation.

         In order to obtain important protection for Southern Bancshares, Southern Bancshares is entitled to recover up to 75% of the employee's deferred compensation if the employee engages in competitive activities with another bank or financial institution within a 50-mile radius of the Bank during a three-year period following the termination or resignation of employment.

         In addition, Messrs. Kesler, Schauwecker and Schafer and Ms. Rust-Hancock are entitled to severance payments as a result of the Affiliation. Mr. Schauwecker and Ms. Rust-Hancock are entitled to 80% of their base salary and Mr. Schafer is entitled to 60% of his base salary as severance. Mr. Kesler is entitled to 200% of his base salary as severance. These severance amounts are payable in five equal annual installments beginning in March 2000.

         The following table sets for the anticipated deferred compensation and severance payments Messrs. Kesler, Schauwecker and Schafer and Ms. Rust-Hancock are entitled to receive as a result of the Affiliation:

                                    Aggregate Deferred     Aggregate Severance
                                       Compensation              Payments                Total
--------------------------------------------------------------------------------------------------
Joe Kesler                         $           175,000     $           240,000      $      415,000
Stephen Schauwecker                $           106,250     $            60,000      $      166,250
Daniel Schafer                     $            60,000     $            42,600      $      102,600
Teresa Rust-Hancock                $            93,750     $            47,280      $      141,030



                 PROPOSAL 2: APPROVAL OF CERTAIN STOCK OPTIONS

         Southern Bancshares is seeking shareholder approval of certain stock options granted to three officers of Southern Bancshares: Stephen Schauwecker, Daniel Schafer and Teresa Rust- Hancock.

SOUTHERN BANCSHARES 1997 INCENTIVE STOCK OPTION PLAN

         In 1997, Southern Bancshares adopted an incentive stock option plan to
(1) encourage key employees and officers to continue their employment with Southern Bancshares and the Bank, (2) attract talented personnel, and (3) align the interests of its employees and officers more closely with the success of Southern Bancshares and the Bank. There are currently a total of 42,781 shares of Southern Bancshares Common Stock subject to outstanding stock options, divided among a total of 31 employees.

         In consideration for these stock options, these key employees promised not to engage in competitive activities or employment with another bank or financial institution within a 25-mile radius of the Bank during the two-year period following termination of the optionee's employment with Southern Bancshares or the Bank and to continue his or her employment with Southern Bancshares or the Bank through the consummation of business combination between Southern Bancshares and another corporation where Southern Bancshares would not be the surviving entity (such as the Affiliation with ONB). If the key employee fails to abide by these promises, Southern Bancshares is entitled to recover up to 75% of the optionee's current compensation (paid out of the gain realized upon an exercise of an option).

EFFECT OF THE AFFILIATION ON STOCK OPTIONS

         Most outstanding stock options become exercisable over a period of eight years in eight equal annual installments beginning November 1, 1998. However, under the terms of the Plan, all options not previously vested become exercisable in full for a period of 60 days prior to a business combination between Southern Bancshares and another corporation where Southern Bancshares is not the surviving entity. Consequently, the Affiliation will cause all outstanding stock options to become exercisable in full for a period of 60 days prior to the closing of the Affiliation.

         Optionees who exercise their stock options prior to the Affiliation will be entitled to receive the same consideration for their newly acquired Southern Bancshares Common Stock as other shareholders. Optionees who do not exercise their stock options prior to the Affiliation will receive stock options to purchase ONB Common Stock to replace their Southern Bancshares stock options. Each Southern Bancshares stock option will be replaced by an ONB stock option to purchase 2.75 shares of ONB common stock. The exercise price per share will be calculated by dividing the exercise price of the Southern Bancshares stock option by the number of shares of ONB common stock deemed purchasable under such option. For example, a Southern Bancshares option to purchase 1,000 shares of Southern Bancshares Common Stock at $60 per share would convert to an option to purchase 2.75 shares of ONB Common Stock at $21.82 per share.

NECESSITY OF SHAREHOLDER APPROVAL OF THE STOCK OPTIONS GRANTED TO MESSRS. SCHAUWECKER AND SCHAFER AND MS. RUST-HANCOCK

         On November 1, 1997, Messrs. Schauwecker and Schafer and Ms. Rust-Hancock each received a stock option to purchase 3,500 shares of Southern Bancshares Common Stock at $60 per share. One-eighth, or 437.50 shares, of each of their stock options becomes exercisable on November 1, 1998. Under the terms of the Plan, the remainder of their options will become fully vested and exercisable for a period of 60 days prior to the closing of the Affiliation. However, if these options are not approved by shareholders of Southern Bancshares pursuant to the requirements of Section 280G of the Internal Revenue Code ("Code"), then a portion of their options will not be exercisable in connection with the Affiliation.

         Code Section 280G limits the deductibility by the paying corporation and imposes an excise tax on the recipient of certain so-called "parachute payments" made in connection with a change in ownership of the paying corporation. Parachute payments are payments in the nature of compensation to certain "disqualified persons" (generally consisting of officers comprising 10% of all employees and the highest paid 1% of all employees) if such payment is contingent upon a change of control, such as the Affiliation. A parachute payment will be deemed an "excess" parachute payment if the present value of all parachute payments exceeds three times the recipient's average taxable compensation for the past five years. If an excess parachute payment is made, then all parachute payments in excess of the recipient's average taxable compensation described above are not deductible by the paying corporation. The recipient is also liable for a 20% excise tax, in addition to ordinary income taxes.

         In addition to causing the stock options to become fully vested, the Affiliation will cause the acceleration of certain deferred compensation and severance payments to Messrs. Schauwecker and Schafer and Ms. Rust-Hancock. See "Proposal 1: Proposed Affiliation Deferred Compensation and Severance Payments." The combination of (1) the acceleration of vesting of the stock options and (2) the payment of the deferred compensation and severance payments may result in a portion of each of their stock options to being treated as "excess parachute payments."

         Under Code Section 280G, there are several types of payments that may be contingent on a change in control but that may be excluded from being classified as parachute payments. For an entity such as Southern Bancshares, whose common stock is not publicly traded, certain payments may be classified as not being parachute payments if at least 75% of the outstanding shares of the Southern Bancshares Common Stock vote to approve the stock options. If the shareholders of Southern Bancshares vote to approve the options issued to Messrs. Schauwecker and Schafer and Ms. Rust-Hancock, the value of such options will be excluded from the definition of parachute payment and consequently, no portion of the payments deferred compensation or severance payments described above to Messrs. Schauwecker and Schafer and Ms. Rust-Hancock will be considered an "excess parachute payment," thereby allowing Southern Bancshares to deduct all of the payments of deferred compensation, severance and any compensation expenses related to the exercise of any of the stock options by them.

         The following table sets for the total value of the stock options and that portion of the total value which, in the absence of shareholder approval, constitutes (1) a parachute payment and (2) an excess parachute payment:

                                     Total Value of          Portion of Total Value      Value of Accelerated
                                 Accelerated Options on     Constituting a Parachute     Options Constituting
                                 the Effective Date of        Payment under Section        Excess Parachute
                                    the Affiliation                 280G (1)                 Payments (2)
-------------------------------------------------------------------------------------------------------------
Stephen Schauwecker              $              223,563     $                147,001     $             80,241
Daniel Schafer                   $              223,563     $                147,001     $             16,351
Teresa Rust-Hancock              $              223,563     $                147,001     $            118,519

---------------------------------

(1) The difference between the total value in column 2 and the value in column 3 is based on the present value of the options (as of the Affiliation) that would have vested over time, and the lapse of the vesting over a period of time.
(2) Excess parachute payments include the present value of the acceleration of the deferred compensation, the severance payments and the portion of the total value of the options that constitute parachute payments.

         IT IS IMPORTANT TO NOTE THAT APPROVAL OF THE STOCK OPTIONS FOR MESSRS. SCHAUWECKER AND SCHAFER AND MS. RUST-HANCOCK WILL NOT CHANGE THE NUMBER OF SHARES OF ONB COMMON STOCK TO BE RECEIVED BY SOUTHERN BANCSHARES SHAREHOLDERS IN THE AFFILIATION. SIMILARLY, PAYMENTS UNDER THEIR DEFERRED COMPENSATION AND SEVERANCE ARRANGEMENTS WILL NOT CHANGE THE NUMBER OF SHARES OF ONB COMMON STOCK TO BE RECEIVED IN THE AFFILIATION. THE AFFILIATION IS NOT CONTINGENT ON EITHER APPROVAL OR DISAPPROVAL OF THIS PROPOSAL.

         The affirmative vote of the holders of at least 75% of the outstanding shares of Southern Bancshares Common Stock is required to approve the stock options of Messrs. Schauwecker and Schafer and Ms. Rust-Hancock. If Southern Bancshares shareholders approve the stock options, none of the gain that may be realized upon the exercise of the stock options will constitute parachute payments. As a result, all of the stock options to Messrs. Schauwecker and Schafer and Ms. Rust-Hancock will accelerate and be exercisable and Southern Bancshares will be able to deduct all of the expenses attributable to the stock options, the deferred compensation and severance payments.

         THE BOARD OF DIRECTORS OF SOUTHERN BANCSHARES UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF PROPOSAL 2.

                        FEDERAL INCOME TAX CONSEQUENCES

         The following discussion summarizes certain federal income tax aspects of the Affiliation. This discussion does not purport to cover all federal income tax consequences relating to the Affiliation and does not contain any information with respect to state, local or other tax laws.

TAX OPINION

         ONB and Southern Bancshares have requested the law firm of Krieg DeVault Alexander & Capehart, LLP to render an opinion that the Affiliation constitutes a tax-free reorganization and, with respect to certain federal income tax consequences of the Affiliation, substantially to the effect that the merger to be effected pursuant to the Affiliation constitutes a tax-free reorganization under the Internal Revenue Code of 1986, as amended ("Code") to each party thereto and to the shareholders of Southern Bancshares, except with respect to cash received by Southern Bancshares' shareholders (i) for fractional share interests of ONB Common Stock or (ii) pursuant to the exercise of dissenters' rights.

         The opinion rendered by Krieg DeVault Alexander & Capehart, LLP will be based upon the assumption of certain facts to be stated in the opinion. Under the Agreement, the obligations of each of ONB and Southern Bancshares to consummate the Affiliation is conditioned upon the receipt of an opinion of counsel substantially to the effect as set forth above.

TAX CONSEQUENCES TO ONB AND SOUTHERN BANCSHARES

         The merger of Southern Bancshares with and into ONB constitutes a statutory merger under applicable law. Consequently, based upon the assumption of certain facts to be stated in the opinion, the merger of Southern Bancshares with and into ONB should constitute a tax-free reorganization. As a result, ONB and Southern Bancshares will recognize neither gain nor loss as a result of the Affiliation for federal income tax purposes.

TAX CONSEQUENCES TO SOUTHERN BANCSHARES SHAREHOLDERS

         A.    Southern Bancshares Shareholders Receiving Solely ONB Common
               ------------------------------------------------------------
               Stock
               -----

         A Southern Bancshares shareholder who receives solely ONB Common Stock in exchange for all of the shares of Southern Bancshares Common Stock actually owned by the shareholder will not recognize any gain or loss upon such exchange for federal income tax purposes. See paragraph C. following for a discussion of the tax consequences of the receipt of cash in lieu of fractional share interests of ONB Common Stock.

         B.    Dissenting Southern Bancshares Shareholders Receiving Solely Cash
               -----------------------------------------------------------------

         The transaction will result in income being recognized for federal income tax purposes for Southern Bancshares shareholders who dissent to the Affiliation and receive solely cash in exchange for their shares of Southern Bancshares Common Stock. A shareholder who receives solely cash for the shareholder's shares of Southern Bancshares Common Stock pursuant to the Affiliation through the exercise of dissenters' rights and, as a result of the surrender of all of the shareholder's shares of Southern Bancshares Common Stock, owns no Southern Bancshares Common Stock either directly or through the constructive ownership rules of Section 318 of the Code, would recognize capital gain or loss (assuming that the Southern Bancshares Common Stock is held by such shareholder as a capital asset) equal to the difference between the amount of the cash received and the shareholder's tax basis of its shares of Southern Bancshares Common Stock.

         C.    Cash Received in Lieu of Fractional Shares
               ------------------------------------------

         A Southern Bancshares shareholder who receives cash in lieu of a fractional share interest of ONB Common Stock will be treated as having received such fraction of a share of ONB Common Stock and then as having received cash in redemption of the fractional share interest, subject to the provisions of
Section 302 of the Code.

         THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE HAS NOT BEEN VERIFIED WITH THE INTERNAL REVENUE SERVICE, IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON THE FEDERAL INTERNAL REVENUE CODE AS IN EFFECT ON THE DATE OF THIS PROXY STATEMENT

WITHOUT CONSIDERATION OF ANY STATE LAWS OR THE PARTICULAR FACTS OR CIRCUMSTANCES OF ANY SHAREHOLDER OF SOUTHERN BANCSHARES. THE ABOVE DISCUSSION MAY NOT BE APPLICABLE WITH RESPECT TO SHARES ACQUIRED PURSUANT TO THE EXERCISE OF STOCK OPTIONS OR OTHERWISE RECEIVED AS COMPENSATION. SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISOR WITH RESPECT TO ALL TAX CONSEQUENCES OF THE AFFILIATION TO THEM, INCLUDING THE EFFECT OF FEDERAL, STATE AND LOCAL TAX LAWS AND ANY OTHER TAX CONSEQUENCES.

                           COMPARATIVE PER SHARE DATA

NATURE OF TRADING MARKET

         Shares of ONB Common Stock are traded in the over-the-counter market and share prices are reported by the NASDAQ National Market System under the symbol OLDB. On May 26, 1998, the business day immediately preceding the public announcement of the Affiliation, the closing price of ONB Common Stock reported by the NASDAQ National Market System was $__________ per share. On ____________, 1998, the closing price of ONB Common Stock reported by the NASDAQ National Market System was $____________ per share. The following table sets forth, for the periods indicated, the high and low per share closing prices of ONB Common Stock as reported by the NASDAQ National Market System. The prices shown below have been adjusted for all stock splits and stock dividends paid by ONB.

                                      HIGH                       LOW
                                      ----                       ---
           1995
           ----
First Quarter                   $     30 63/64           $     29 19/32
Second Quarter                         30 1/64                   29 3/8
Third Quarter                         29 51/64                 29 19/32
Fourth Quarter                         30 1/64                  29 5/32
           1996
           ----
First Quarter                   $     30 24/64           $     29 19/32
Second Quarter                         34 1/64                  30 5/32
Third Quarter                           34 1/8                   32 7/8
Fourth Quarter                        35 19/32                 32 49/64


                                      HIGH                       LOW
                                      ----                       ---
           1997
           ----
First Quarter                   $     35 61/64           $     34 17/32
Second Quarter                          42 3/8                 35 23/32
Third Quarter                         43 21/64                 41 43/64
Fourth Quarter                        47 31/32                 42 17/64
           1998
           ----
First Quarter                   $      47 3/4                       45
Second Quarter                             49                   47 3/4
Third Quarter                          55 3/4                   47 3/4


         There is no established trading market for the Common Stock of Southern Bancshares. Southern Bancshares is not aware of the prices at which its Common Stock has been sold or purchased in private trades. Southern Bancshares implemented a stock buy-back program in 1995, and the following table sets forth the high and low stock prices, the number of shares of Common Stock repurchased and the total number of trades under such stock buy-back program during each of the last three fiscal years of Southern Bancshares. There have been no stock repurchases in fiscal 1998.

                               SOUTHERN BANCSHARES
                               -------------------

                                                                NUMBER OF                TOTAL
                                                                  SHARES               NUMBER OF
                      HIGH                   LOW                  TRADED                 TRADES
               ------------------     -----------------     ------------------     ------------------
1995           $     48.00            $     40.00                 5,878                    4
----
1996                 48.34                  48.20                   925                    6
----
1997                 59.50                  48.32                 3,890                    5
----

         As of the Record Date, there were 235 holders of record of Southern Bancshares Common Stock.

         The prices of Southern Bancshares Common Stock in the stock buy-back program may not be indicative of prices that could be attained on an active market involving a substantial number of shares. Further, these prices may not be a reliable indicator of the price at which more than a limited number of shares of Southern Bancshares Common Stock would trade, and there may have been additional shares of Southern Bancshares Common Stock traded at higher or lower prices of which the management of Southern Bancshares is unaware.

DIVIDENDS

         The following table sets forth the per share cash dividends paid on shares of ONB Common Stock and Southern Bancshares Common Stock since January 1, 1994. All dividends have been adjusted to give effect to their respective stock dividends and stock splits (if any).

                                        ONB                  SOUTHERN BANCSHARES
                                  COMMON STOCK (1)            COMMON STOCK (2)
                              ------------------------    -------------------------
           1995
           ----
First Quarter                $           .20              $          .20
Second Quarter                           .20                         .20
Third Quarter                            .20                         .20
Fourth Quarter                           .20                         .60
           1996
           ----
First Quarter                $           .21              $          .20
Second Quarter                           .21                         .20
Third Quarter                            .21                         .20
Fourth Quarter                           .21                         .70
           1997
           ----
First Quarter                $           .22              $          .20
Second Quarter                           .22                         .20
Third Quarter                            .22                         .20
Fourth Quarter                           .22                         .70
           1998
           ----
First Quarter                $           .23              $          .20
Second Quarter                           .23                         .20
Third Quarter                            .23                         .20

-----------------------------

(1) There can be no assurance as to the amount of future dividends that may be declared or paid on shares of ONB Common Stock since dividend policies are subject to the discretion of the Board of Directors of ONB, general business conditions and dividends paid to ONB by its affiliate banks. For certain restrictions on the payment of dividends on shares of ONB Common Stock, see "COMPARISON OF COMMON STOCK -- Dividend Rights".

(2) The Agreement provides that Southern Bancshares may continue to pay its customary quarterly dividends of $.20 per share for each of the first three quarters and of $.70 per share for the last fiscal quarter of the year. The Bank may pay cash dividends to Southern Bancshares in the ordinary course of business for payment of reasonable and necessary business and operating expenses of Southern Bancshares and to provide funds for Southern Bancshares' dividends. See "DESCRIPTION OF SOUTHERN BANCSHARES -- Business".

EXISTING AND PRO FORMA PER SHARE INFORMATION

         The following table sets forth certain historical, pro forma and equivalent information. The data is based on historical financial statements and the pro forma financial information included on pages _____ through _____ and has been restated to give effect to all stock dividends, including the 5% stock dividend issued by ONB on January 29, 1998. Equivalent per share data is calculated by multiplying the pro forma ONB information by the Exchange Ratio under the Agreement, based upon a stock price of $40.00 per share.

                                                                    As Reported
                                           --------------------------------------------------------------
                                                                       Cash              Book Value at
              ONB                             Net Income             Dividends             Period End
--------------------------------------     -----------------     -----------------     ------------------
Six Months Ended June 30, 1998             $     1.25            $      0.46           $      17.56
Year Ended December 31,
         1997                                    2.37                   0.88                  17.38
         1996                                    2.08                   0.84                  16.31
         1995                                    1.82                   0.80                  15.78

                                                                    As Reported
                                           --------------------------------------------------------------
                                                                       Cash              Book Value at
               Southern Bancshares            Net Income             Dividends             Period End
--------------------------------------     -----------------     -----------------     ------------------
Six Months Ended June 30, 1998             $     2.83            $      0.40           $      41.92
Year Ended December 31,
         1997                                    4.08                   1.30                  39.72
         1996                                    5.06                   1.30                  36.93
         1995                                    5.05                   1.20                  33.81


                                                         Net Income
                                           ---------------------------------------
                                                                     Southern
                                                  ONB               Bancshares
                                             Pro Forma (1)        Equivalent (1)
                                           -----------------     -----------------
Six Months Ended June 30, 1998             $     1.23            $      3.38
Year Ended December 31,
         1997                                    2.31                   6.35
         1996                                    2.06                   5.67
         1995                                    1.82                   5.01

                                                       Cash Dividends
                                           ---------------------------------------
                                                                     Southern
                                                  ONB               Bancshares
                                             Pro Forma (1)        Equivalent (1)
                                           -----------------     -----------------
Six Months Ended June 30, 1998             $     0.46            $      1.27
Year Ended December 31,
         1997                                    0.88                   2.42
         1996                                    0.84                   2.31
         1995                                    0.80                   2.20

                                                    Shareholders' Equity
                                           ---------------------------------------
                                                                     Southern
                                                  ONB               Bancshares
                                             Pro Forma (1)        Equivalent (1)
                                           -----------------     -----------------
As of June 30, 1998                        $    17.36            $     47.74
As of December 31, 1997                         17.19                  47.27

                                                Market Value of Common Stock
                                           ---------------------------------------
                                                                     Southern
                                                                    Bancshares
                                                  ONB               Equivalent
                                           -----------------     -----------------
As of May 26, 1998 (2)                     $    48.00            $    132.00

------------------------------------------

(1) Considers the pending merger with Southern Bancshares. See "PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION".
(2) Represents the last business day prior to the public announcement of the proposed merger with Southern Bancshares.

                              OLD NATIONAL BANCORP
               PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
                                  (UNAUDITED)

         The accompanying financial statements present a Pro Forma Condensed Combined Balance Sheet of ONB as of June 30, 1998 and Pro Forma Condensed Combined Statements of Income for the six months ended June 30, 1998 and for the years ended December 31, 1997, 1996 and 1995.

         The Pro Forma Condensed Combined Statements of Income for the six months ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995 are presented giving effect to each of these pending mergers as of January 1 of each of the years presented.

         The pro forma information is based upon historical financial statements. The assumptions give effect to the proposed mergers under the pooling-of-interests method of accounting. The information has been prepared in accordance with the rules and regulations of the SEC and is provided for comparative purposes only. The information does not purport to be indicative of the results that actually would have occurred had the mergers been effected on January 1 of the years presented.

                              OLD NATIONAL BANCORP
                   PRO FORMA CONDENSED COMBINED BALANCE SHEET
                              AS OF JUNE 30, 1998
                       (Unaudited - Dollars in Thousands)

                                                                    Southern
ASSETS                                               ONB           Bancshares       Adjustments        Pro Forma
                                                --------------   ---------------   --------------   ---------------
Cash and due from banks.....................    $      175,111   $         8,575                    $       183,686
Money market investments....................             2,530                16                              2,546
Investment securities.......................         1,596,775            43,206                          1,639,981
Loans.......................................         3,904,398           186,033                          4,090,431
Reserve for loan losses.....................           (48,875)           (2,652)                           (51,527)
Excess cost over assets acquired............            12,204             1,352                             13,556
Other intangibles...........................                 0             2,247                              2,247
Premises and equipment......................            77,408             5,700                             83,108
Other assets................................           259,978             3,659                            263,637
                                                --------------   ---------------   --------------   ---------------
                                                $    5,979,529   $       248,136   $            0   $     6,227,665
                                                ==============   ===============   ==============   ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits....................................    $    4,403,515   $       220,164                    $     4,623,679
Medium term notes...........................            96,300                 0                             96,300
Subordinated debentures.....................            21,993                 0                             21,993
Other borrowings............................           890,354             1,193                            891,547
Other liabilities...........................            81,973             2,077                             84,050
                                                --------------   ---------------   --------------   ---------------
         Total liabilities..................         5,494,135           223,434                0         5,717,569
                                                --------------   ---------------   --------------   ---------------

Common stock................................            27,639               698            1,041 (a)        29,378
Capital surplus.............................           296,942             1,200           (1,041)(a)       297,101
Retained earnings...........................           145,165            22,813                            167,978
Net unrealized gain.........................            15,648                (9)                            15,639
                                                --------------   ---------------   --------------   ---------------
         Total shareholders' equity.........           485,394            24,702                0           510,096
                                                --------------   ---------------   --------------   ---------------
                                                $    5,979,529   $       248,136   $            0   $     6,227,665
                                                ==============   ===============   ==============   ===============

Outstanding common shares...................        27,639,388                                           29,377,630
                                                ==============                                      ===============

Shareholders' equity per share..............             17.56                                                17.36
                                                ==============                                      ===============

Notes: (a) Exchange of 100% of Southern Bancshares common stock for 1,701,624 shares of ONB Common Stock.

                              OLD NATIONAL BANCORP
                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                     FOR THE SIX MONTHS ENDED JUNE 30, 1998
      (Unaudited - Dollars in Thousands, Except Share and Per Share Data)

                                                                         As Reported
                                                              ----------------------------------
                                                                                                         PRO
                                                                    ONB             SOUTHERN            FORMA
                                                              ---------------    ---------------   ----------------
Interest income............................................   $       214,947    $         9,307   $        224,254
Interest expense...........................................           108,351              4,409            112,760
                                                              ---------------    ---------------   ----------------
Net interest income........................................           106,596              4,898            111,494
Provision for loan losses..................................             6,100                150              6,250
                                                              ---------------    ---------------   ----------------
Net interest income after provision for loan losses........           100,496              4,748            105,244
Noninterest income.........................................            26,176              2,781             28,957
Noninterest expense........................................            77,290              4,847             82,137
                                                              ---------------    ---------------   ----------------
Income before income taxes.................................            49,382              2,682             52,064
Provision for income taxes.................................            14,912              1,012             15,924
                                                              ---------------    ---------------   ----------------
Net income from continuing operations......................            34,470              1,670             36,140
Discontinued operations....................................            (9,854)                 0             (9,854)
                                                              ---------------    ---------------   ----------------
Net income.................................................   $        24,616    $         1,670   $         26,286
                                                              ===============    ===============   ================
Net income from continuing operations per common
stock: (b)
     Assuming no dilution..................................   $          1.25                      $           1.23
                                                              ===============                      ================
     Assuming full dilution................................   $          1.21                      $           1.20
                                                              ===============                      ================
Weighted average common shares outstanding: (b)
     Assuming no dilution..................................        27,583,960                            29,322,202
                                                              ===============                      ================
     Assuming full dilution................................        28,958,427                            30,696,669
                                                              ===============                      ================

See Notes to Pro Forma Financial Information.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997
      (Unaudited - Dollars in Thousands, Except Share and Per Share Data)

                                                                         As Reported
                                                              ----------------------------------
                                                                                                         PRO
                                                                    ONB             SOUTHERN            FORMA
                                                              ---------------    ---------------   ----------------
Interest income............................................   $       416,611    $        19,083   $        435,694
Interest expense...........................................           207,936              8,979            216,915
                                                              ---------------    ---------------   ----------------
Net interest income........................................           208,675             10,104            218,779
Provision for loan losses..................................            12,022              1,539             13,561
                                                              ---------------    ---------------   ----------------
Net interest income after provision for loan losses........           196,653              8,565            205,218
Noninterest income.........................................            46,707              4,913             51,620
Noninterest expense........................................           150,021              9,781            159,802
                                                              ---------------    ---------------   ----------------
Income before income taxes.................................            93,339              3,697             97,036
Provision for income taxes.................................            27,674              1,283             28,957
                                                              ---------------    ---------------   ----------------
Net income from continuing operations......................            65,665              2,414             68,079
Discontinued operations....................................            (5,005)                 0             (5,005)
                                                              ---------------    ---------------   ----------------
Net income.................................................   $        60,660    $         2,414   $         63,074
                                                              ===============    ===============   ================
Net income from continuing operations per common
stock: (b)
     Assuming no dilution..................................   $          2.37                      $           2.31
                                                              ===============                      ================
     Assuming full dilution................................   $          2.29                      $           2.24
                                                              ===============                      ================
Weighted average common shares outstanding: (b)
     Assuming no dilution..................................        27,699,484                            29,437,726
                                                              ===============                      ================
     Assuming full dilution................................        29,290,595                            31,028,837
                                                              ===============                      ================

See Notes to Pro Forma Financial Information.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1996
      (Unaudited - Dollars in Thousands, Except Share and Per Share Data)

                                                                         As Reported
                                                              ----------------------------------
                                                                                                         PRO
                                                                    ONB             SOUTHERN            FORMA
                                                              ---------------    ---------------   ----------------
Interest income............................................   $       390,957    $        15,334   $        406,191
Interest expense...........................................           189,576              6,721            196,297
                                                              ---------------    ---------------   ----------------
Net interest income........................................           201,281              8,613            209,894
Provision for loan losses..................................            10,711                371             11,082
                                                              ---------------    ---------------   ----------------
Net interest income after provision for loan losses........           190,570              8,242            198,812
Noninterest income.........................................            44,357              3,925             48,282
Noninterest expense........................................           150,495              7,659            158,154
                                                              ---------------    ---------------   ----------------
Income before income taxes.................................            84,432              4,508             88,940
Provision for income taxes.................................            24,747              1,503             26,250
                                                              ---------------    ---------------   ----------------
Net income from continuing operations......................            59,685              3,005             62,690
Discontinued operations....................................               494                  0                494
                                                              ---------------    ---------------   ----------------
Net income.................................................   $        60,179    $         3,005   $         63,184
                                                              ===============    ===============   ================
Net income from continuing operations per common
stock: (b)
     Assuming no dilution..................................   $          2.08                      $           2.06
                                                              ===============                      ================
     Assuming full dilution................................   $          2.02                      $           2.00
                                                              ===============                      ================
Weighted average common shares outstanding: (b)
     Assuming no dilution..................................        28,695,294                            30,433,536
                                                              ===============                      ================
     Assuming full dilution................................        30,290,022                            32,028,264
                                                              ===============                      ================

See Notes to Pro Forma Financial Information.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1995
      (Unaudited - Dollars in Thousands, Except Share and Per Share Data)

                                                                         As Reported
                                                              ----------------------------------
                                                                                                         PRO
                                                                    ONB             SOUTHERN            FORMA
                                                              ---------------    ---------------   ----------------
Interest income............................................   $       375,736    $        13,661   $        389,397
Interest expense...........................................           186,500              5,335            191,835
                                                              ---------------    ---------------   ----------------
Net interest income........................................           189,236              8,326            197,562
Provision for loan losses..................................             7,135                356              7,491
                                                              ---------------    ---------------   ----------------
Net interest income after provision for loan losses........           182,101              7,970            190,071
Noninterest income.........................................            35,946              2,450             42,044
Noninterest expense........................................           147,315              6,030            153,345
                                                              ---------------    ---------------   ----------------
Income before income taxes.................................            74,380              4,390             78,770
Provision for income taxes.................................            20,441              1,386             21,827
                                                              ---------------    ---------------   ----------------
Net income from continuing operations......................            53,939              3,004             56,943
Discontinued operations....................................                 0                  0                  0
                                                              ---------------    ---------------   ----------------
Net income.................................................   $        53,939    $         3,004   $         56,943
                                                              ===============    ===============   ================
Net income from continuing operations per common
stock: (b)
     Assuming no dilution..................................   $          1.82                      $           1.82
                                                              ===============                      ================
     Assuming full dilution................................   $          1.77                      $           1.77
                                                              ===============                      ================
Weighted average common shares outstanding: (b)
     Assuming no dilution..................................        29,630,820                            31,369,062
                                                              ===============                      ================
     Assuming full dilution................................        31,269,741                            33,007,983
                                                              ===============                      ================

See Notes to Pro Forma Financial Information.

                              OLD NATIONAL BANCORP
          NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION


(a) Exchange of 100% of Southern Bancshares for 1,701,624 shares of ONB Common Stock.

(b) Net income per share on a fully diluted basis assumes the conversion of ONB's convertible subordinated debentures.






                     [THIS SPACE INTENTIONALLY LEFT BLANK]

                               DESCRIPTION OF ONB

BUSINESS

         ONB is a multi-bank holding company with 18 affiliate banks located in the tri-state area comprised of southwestern Indiana and neighboring portions of Illinois and Kentucky. With total consolidated assets of $5.9 billion as of June 30, 1998, ONB is the second largest independent bank holding company headquartered in the State of Indiana. Since 1985, ONB has acquired 37 financial institutions, 9 of which were combined with existing affiliate banks, and has increased its banking offices to 119.

         ONB anticipates that it will continue its policy of geographic expansion through strategic affiliations with additional commercial banks and thrifts. See "DESCRIPTION OF ONB -- Acquisition Policy and Pending Affiliations".

         The principal activity of ONB is to own, manage and supervise its affiliate banks and its non-bank subsidiaries, each of which is held by ONB as a separate wholly-owned subsidiary. The primary sources of ONB's revenues are dividends and fees received from its subsidiaries. There are various legal limitations on the extent to which the affiliate banks may finance, pay dividends to or otherwise supply funds to ONB. See "REGULATORY CONSIDERATIONS" and "COMPARISON OF COMMON STOCK -- Dividend Rights".

         ONB's affiliate banks engage in a wide range of commercial and consumer banking activities and provide other services relating to the general banking business. Set forth below is a list of ONB's affiliate banks by state.


           Indiana                                                 Kentucky
           -------                                                 --------
Bank of Western Indiana (Covington)                   Farmers Bank National Association (Owensboro)
Dubois County  Bank (Jasper)                          Farmers Bank & Trust Company (Madisonville)
First-Citizens Bank & Trust Company (Greencastle)     First State Bank (Greenville)
Merchants National Bank (Terre Haute)                 Morganfield National Bank
Old National Bank (Evansville)                        City National Bank (Fulton)
Orange County Bank (Paoli)
Security Bank  & Trust Company (Vincennes)                     Illinois
United Southwest Bank (Washington)                             --------
ONB Bloomington                                       First National Bank (Harrisburg)
                                                      First National Bank of Oblong
                                                      Palmer National Bank (Danville)
                                                      Peoples National Bank (Lawrenceville)
                                                      The National Bank of Carmi


         In addition to these affiliate banks, ONB has seven (7) non-bank affiliates. Indiana Old National Insurance Company reinsures credit life, accident and health insurance of installment consumer borrowers of ONB's affiliate banks; Old National Realty Company, Inc. owns real properties which are incidental to ONB's operations; and ONB Finance Corporation provides data processing services to ONB's affiliate banks and to third parties. ONB's other three (3) non-banking subsidiaries include Old National Trust Company, Old National Trust Company -- Illinois and Old National Trust Company -- Kentucky, all of which provide trust services.

ACQUISITION POLICY AND PENDING TRANSACTIONS

         ONB anticipates that it will continue its policy of geographic expansion through consideration of acquisitions of financial institutions located in Indiana, Kentucky and Illinois. Management of ONB currently is reviewing and analyzing potential acquisitions, as well as engaging in discussions or negotiations preliminary to letters of intent or agreements in principle concerning potential acquisitions. There can be no assurance that any of these discussions or negotiations will result in definitive agreements or consummated transactions.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The foregoing information concerning ONB does not purport to be complete. For additional information, see the documents filed by ONB and listed under "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" in this Proxy Statement which are specifically incorporated herein by reference.

                       DESCRIPTION OF SOUTHERN BANCSHARES

BUSINESS

         Southern Bancshares is an Illinois corporation and a bank holding company headquartered in Carbondale, Illinois. Southern Bancshares owns 100% of the issued and outstanding shares of First National Bank and Trust Company ("Bank"), and its business consists primarily of the ownership, supervision and control of the Bank. The common stock of the Bank is Southern Bancshares' principal asset and dividends paid by the Bank is Southern Bancshares' primary source of income. At June 30, 1998 and December 31, 1997, Southern Bancshares had consolidated assets of $248,136,000 and $248,208,000, respectively.

         The Bank is a federally chartered national banking association originally organized and chartered in 1893. The Bank has been in continuous operation since that date. The Bank is a full-service commercial bank, offering banking services to the commercial and residential areas which it serves throughout Southern Illinois in Jackson, Williamson and Jefferson Counties. The Bank's services include commercial, real estate and personal loans, money market accounts, checking, savings and time deposit accounts, trust services and, through its subsidiaries, brokerage and insurance services. The Bank has grown from one to seven locations in the past four years.

         The Bank has three subsidiaries. In October 1995, the Bank acquired D.R. Hancock & Company, Inc., an investment securities brokerage. In May 1996, the Bank acquired Rex Loan Company, Inc., a personal finance company. In November 1996, the Bank acquired Gentry-Couch, Inc., an insurance agency, and renamed the business First Insurance Group, Inc. In addition, the Bank purchased its Mt. Vernon, Illinois, branch from First of America Bank at the end of 1996.

         Southern Bancshares and its subsidiaries are subject to vigorous competition from national and regional banking institutions, as well as other financial institutions in its principal service area, such as savings and loan associations, insurance companies and finance companies.

         Southern Bancshares and the Bank are headquartered at 509 South University Avenue, Carbondale, Illinois 62901. Their telephone number is (618) 457-3381.

PROPERTIES

         Southern Bancshares and the Bank's principal banking office is located at 509 S. University Avenue, Carbondale, Illinois 62901. The Bank also operates six branch operations and three subsidiaries. The branch locations are:


         Carterville Branch                   Desoto Branch
         300 S. Division                      102 N. Chestnut St.
         Carterville, IL  62918               Desoto, IL  62924

         Hurst Branch                         Murphysboro Branch
         109 Russell Street                   1709 Walnut St.
         Hurst, IL  62949                     Murphysboro, IL  62966

         Mt. Vernon Branch                    Schnucks Supermarket Branch
         1129 Broadway St.                    915 W. Main St.
         Mount Vernon, IL  62864              Carbondale, IL  62901

The subsidiary locations are:

         D.R. Hancock & Company, Inc.         First Insurance Group, Inc.
         509 S. University Ave                151 S. Division
         Carbondale, IL 62901                 Carterville, IL 62918

         Rex Loan Company, Inc.
         215 W. Walnut
         Carbondale, IL 62901

         The Bank owns its principal office and all branches except the Schnucks branch, which is leased from the Schnucks supermarket for $35,000 annually.

LITIGATION

         There is no pending litigation of a material nature to which Southern Bancshares or the Bank or its subsidiaries is a party to or which any of their respective property is subject. None of the ordinary routine litigation in which Southern Bancshares or the Bank or its subsidiaries is involved is expected to have a material adverse effect on the financial condition, results of operations, business, assets or capitalization of Southern Bancshares or the Bank or its subsidiaries.

EMPLOYEES

         Southern Bancshares has no employees. As of September 15, 1998, the Bank had 111 full-time and 22 part-time employees. Management of the Bank considers relations with its employees to be good.

MANAGEMENT

         The following table contains certain information about each director and executive officer of Southern Bancshares and the Bank as of the date of this Proxy Statement:


        NAME                           AGE                          POSITION HELD AND PRINCIPAL OCCUPATION
---------------------------       -------------        ------------------------------------------------------------

Joe E. Kesler                          42              President, Chief Executive officer and Director of
                                                       Southern (Class 2, term ends 1999) and the Bank since
                                                       1992

Duane D. Baumann                       58              Director of Southern (Class 1, term ends 2001) and the
                                                       Bank since 1993.  Professor in the Department of
                                                       Geography at Southern Illinois University.

Kathryn J. Simonds                     49              Chairman of the Board of Southern (Class 2, term ends
                                                       1999) and the Bank since 1989.  Chief Financial Officer
                                                       and Director of E.T. Simonds Construction Company.


        NAME                           AGE                          POSITION HELD AND PRINCIPAL OCCUPATION
---------------------------       -------------        ------------------------------------------------------------

G. Archie Stroup                       88              Director of Southern (Class 1, term ends 2001) and the
                                                       Bank since 1961.  Retired business owner, formerly
                                                       owned and managed Home Furnishing Company and
                                                       Stroup's Department Store.

P. Michael Kimmel                      52              Director of Southern (Class 1, term ends 2001) and the
                                                       Bank since 1994.  Partner at the law firm of Gilbert,
                                                       Kimmel, Huffman and Prosser.

Gilbert E. Coleman                     76              Director of Southern (Class 3, term ends 2000) and the
                                                       Bank since 1996.  Retired; formerly Director and Chief
                                                       Executive Officer of Security Bank & Trust Co. in Mt.
                                                       Vernon, Illinois.

Kathryn A. Schwartz                    62              Director of Southern (Class 3, term ends 2000) and the
                                                       Bank since 1990.  Real estate broker.

Jeffrey M. Lorenz                      30              Treasurer of Southern and Vice President/Controller of
                                                       the Bank since 1996.

Stephen Schauwecker                    44              Sr. Vice President, Loan Department, of the Bank since
                                                       1986.

Daniel Schafer                         56              Sr. Vice President, Retail Banking, of the Bank since
                                                       1992.

Teresa Rust Hancock                    43              Sr. Vice President, Operations, of the Bank since 1992.


         The Board of Directors of Southern Bancshares is divided into three classes. The term of each class is three years and the term of one class ends each year. There are no arrangements or understandings between any of the directors, executive officers or any other persons pursuant to which any of Southern Bancshares' directors or executive officers have been selected for their respective positions.

SECURITY OWNERSHIP OF MANAGEMENT

         The table below sets forth as of September 30, 1998 the total number of shares of Southern Bancshares Common Stock beneficially owned by each director and executive officer of Southern Bancshares and the Bank, by all directors and executive officers as a group and by each person known to management to own more than 5% of the outstanding shares of Southern Bancshares Common Stock.


             NAME                                   NUMBER OF SHARES (1)          PERCENT
--------------------------------------------       ----------------------     --------------
Simonds Limited Partnership                                71,010                 12.05%
One West Laurel
Pinckneyville, IL  62274

Joe R. Kesler                                              18,615                  3.08%

Duane D. Baumann                                           60,830                 10.32%

Kathryn J. Simonds                                          8,006                  1.36%

G. Archie Stroup                                            5,220                  0.88%

P. Michael Kimmel                                           3,000                  0.50%

Gilbert E. Coleman                                             25                 0.004%

Kathryn A. Schwartz                                         9,000                  1.53%

Jeffrey M. Lorenz                                             128                  0.02%

Stephen Schauwecker                                      1,081.50                  0.18%

Daniel Schafer                                           1,081.50                  0.17%

Teresa Rust-Hancock                                      1,295.50                  0.22%

All directors and executive officers as a              108,259.50                 18.37%
group (11 persons)

--------------------------------------------

(1)  Includes the following options which are exercisable in the next 60 days:
     Mr. Kesler, 15,000 shares; Mr. Lorenz, 125 shares; Mr. Schauwecker, 437.50 shares; Mr. Schafer, 437.50 shares; and Ms. Hancock, 437.50 shares. If the Affiliation is consummated, all previously unvested options held by these individuals would become fully exercisable. See "PROPOSAL 2." Additionally, includes the following shares held in the Southern Bancshares ESOP: Mr. Kesler, 492 shares; Mr. Lorenz, 3 shares; Mr. Schauwecker, 344 shares; Mr. Schafer, 59 shares; and Ms. Rust-Hancock, 243 shares.

CERTAIN TRANSACTIONS

         From time to time, the Bank has made loans to one or more its directors and executive officers. Such transactions have been made on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features. In addition, IBS or its affiliates have performed consulting services for Southern Bancshares and the Bank. In fiscal 1997, payments by Southern and the Bank for such services totaled $58,026. PBS has provided Southern a fairness opinion in connection with the Affiliation with ONB and will receive compensation for such opinion and services of IBS. See "PROPOSED AFFILIATION -- Opinion of Financial Advisers to Southern Bancshares."

        MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                  RESULTS OF OPERATION OF SOUTHERN BANCSHARES

BASIS OF PRESENTATION

         The following is management's discussion and analysis of the historical financial condition and the results of operations of Southern Bancshares and its consolidated subsidiaries. Southern Bancshares is a bank holding company for Bank, which began operations in 1893. The Bank primarily serves consumers and small to mid-sized businesses in Southern Illinois. In October 1995, the Bank acquired D.R. Hancock & Company, Inc, an introducing broker-dealer ("Hancock"). In June 1996, the Bank acquired Rex Loan Company, Inc., a personal finance and loan company ("Rex Loan"). In November 1996, the Bank acquired Gentry-Couch, Inc., a general insurance agency, and renamed the business First Insurance Group, Inc. ("First Insurance"). All of the above acquisitions were accounted for as purchases and have been included in fiscal year-end results from the date of the transaction. Results for the six months ended June 30, 1998 and 1997 include Rex Loan and First Insurance under the equity method. Southern Bancshares believes the results of operation and financial condition of Rex Loan and First Insurance would have an insignificant effect for such six-month periods to be fully consolidated. However, the following discussion includes provisions for Rex Loan and First Insurance where such disclosures are warranted. In addition, the Bank purchased its Mt. Vernon, Illinois, branch from First of America Bank at the end of 1996.

         The following discussion and analysis is intended to provide greater details of the results of operations and financial condition of Southern Bancshares and its consolidated subsidiaries. The following discussion should be read in conjunction with the information under "Southern Bancshares Selected Financial Data" and Southern Bancshares' consolidated financial statements and notes thereto and other financial data included elsewhere in this Proxy Statement Prospectus. Certain statements under this caption constitute "forward-looking statements" which involve risks and uncertainties. Southern Bancshares' actual results may differ significantly from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, economic conditions, competition in the geographic and business areas in which Southern Bancshares conducts its operations, fluctuations in interest rates, credit quality and government regulation.

RESULTS OF OPERATIONS

         NET INCOME ANALYSIS. For the six months ended June 30, 1998, net income increased 17.0% to $1,670,000 from $1,427,000 in the same period in 1997. The increase is primarily a result of increased net interest margin of 4.19% at June 30, 1998 from 3.98% in the same period in 1997, and increased subsidiary brokerage revenue. Net income decreased by 19.67% from $3,005,000 in fiscal 1996 to $2,414,000 in fiscal 1997, primarily due to (1) a one time provision to loan losses in December 1997 of $700,000 attributable to loss exposure in the Bank's indirect lending department, and (2) an increase in intangible amortization of $411,000 (due to a deposit premium and a noncompete covenant) from the prior period. Net income was flat from $3,004,000 in fiscal 1995 to $3,005,000 in fiscal 1996, primarily due to an increase in intangible amortization of $123,000 from the purchase of a branch in Mt. Vernon in late 1996.

         The following is a condensed summary of the consolidated statement of operations, along with selected profitability ratios:

                                                 ANALYSIS OF NET INCOME
                                                 ----------------------
                                     (Dollars in Thousands, except percentage data)

                                           Six months ended
                                               June 30,                          Year ended December 31,
                                    ------------------------------    ----------------------------------------------
                                        1998             1997             1997             1996            1995
                                    -------------    -------------    -------------   --------------   -------------
Net interest income                 $       4,898    $       4,531    $      10,104   $        8,613   $       8,326
Provision for loan losses                     150              330            1,539              371             356
Other operating income                      2,781            2,561            4,913            3,925           2,450
Other operating expense                     4,847            4,508            9,781            7,659           6,030
Net income                                  1,670            1,427            2,414            3,005           3,004
Return on average assets                     1.33%            1.15%            0.96%            1.48%           1.66%
Return on average equity                    13.87%           12.59%           10.70%           14.47%          16.09%


         NET INTEREST INCOME. Net interest income is the largest component of earnings and is affected by the volume of the sources and uses of funds, the respective rates earned and paid on those funds, the mix of those funds, and the volume of non-performing assets. Net interest income was $4,898,000 for the first six months of 1998, an 8.10% increase from the same period in 1997. Interest income increased $359,000 for the first six months of 1998 and interest expense decreased $8,000. This increase in primarily attributable to the overall increases in volume and rate of loans and an increase in noninterest bearing demand deposits.

         In fiscal 1997, the Bank's net interest income increased 16.37% to $9,499,000 (excluding loan fees of $605,000) compared to 1996 and increased 6.83% in 1996 over 1995. The net interest margin, which is calculated by dividing tax-equivalent net interest income by average interest-earnings assets, was 4.09% in 1997 as compared to 4.30% and 4.54% in 1996 and 1995, respectively. The decrease in the net interest margin during 1997 primarily resulted from an increase in interest bearing deposits. The Bank increased its overall yield on interest earning assets from 7.85% in 1996 to 7.95% in 1997. The Bank shifted funds into loans from investments due to an increase in loan demand and more favorable rates. However, the average rates on deposits increased from 4.21% in 1996 to 4.42% in 1997 mainly due to an increase in interest bearing funds to support the increased loan growth. The decrease in net interest margin during 1997 primarily resulted from a $44,389,000 increase in interest bearing liabilities, mainly due to the Mt. Vernon branch purchase of $40 million in deposits in late 1996, to support loan growth. The following table presents the Bank's average balance sheet, interest earned or paid, and the related yields and rates on major categories of the Bank's interest earning assets and interest-bearing liabilities for the periods indicated:

                                                                ANALYSIS OF AVERAGE RATES, BALANCES AND YIELDS
                                                                ----------------------------------------------
                                                                           (Dollars in Thousands)
                                                                          Six Months Ended June 30,
                                       -------------------------------------------------------------------------------------------
                                                          1998                                              1997
                                       --------------------------------------------    -------------------------------------------
                                                  Percent     Interest   Average                  Percent     Interest     Average
                                        Average   of Total     Income/   Yield/       Average    of Total      Income/     Yield/
                                        Balance    Assets      Expense    Rate        Balance     Assets       Expense      Rate
                                       ---------  ---------   ---------  --------    ---------   ---------   ---------   ---------
ASSETS:
Interest-earning assets:
  Loans                                $ 183,343     72.73%   $   7,794     8.50%    $ 173,179      70.04%   $   7,270       8.40%
  Taxable investment securities           40,390     16.02%       1,241     6.15%       49,600      20.06%       1,557       6.28%
  Nontaxable investment securities (1)     2,847      1.13%          73     7.89%        4,466       1.81%         112       7.72%
  Federal funds sold                       7,230      2.87%         199     5.50%          347       0.14%           9       5.19%
                                       ---------   --------   ---------  --------    ---------   ---------   ---------    --------
    Total interest earnings assets     $ 233,810     92.75%   $   9,307     7.96%    $ 227,592      92.05%   $   8,948       7.86%

Non interest earning assets:
---------------------------
  Cash and due from banks              $   7,445      2.95%                          $   7,459       3.02%
  Premises and equipment                   5,755      2.28%                              5,796       2.34%
  Other assets                             7,822      3.10%                              8,496       3.44%
  Allowance for possible loan losses      (2,757)    -1.09%                             (2,086)     -0.84%
                                       ---------   --------                          ---------   ---------
    Total interest earnings assets     $ 233,810     92.75%   $   9,307     7.96%    $ 227,592      92.05%   $   8,948       7.86%
                                       ---------   --------                          ---------   ---------
    Total assets                       $ 252,075    100.00%                          $ 247,257     100.00%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Interest-bearing liabilities:
  Interest-bearing demand deposits     $  45,245     17.95%   $     547     2.42%    $  45,557      18.43%   $     577       2.53%
  Savings deposits                        47,377     18.79%         843     3.56%       45,732      18.50%         815       3.56%
  Time deposits                          109,831     43.57%       3,019     5.50%      102,756      41.56%       2,815       5.48%
  Fed funds borrowed                           0      0.00%           0     0.00%        7,450       3.01%         210       5.64%
                                       ---------   --------   ---------  ---------   ---------   ---------   ---------    --------
    Total interest-bearing liabilities $ 202,453     80.31%   $   4,409     4.36%    $ 201,495      81.49%   $   4,417       4.38%

Noninterest bearing liabilities:
-------------------------------
Demand deposits                        $  23,234      9.22%                          $  21,066       8.52%
  Other liabilities                        2,301      0.91%                              2,018       0.82%
                                       ---------                                     ---------   ---------
    Total liabilities                  $ 227,988     90.44%                          $ 224,579      90.83%
Stockholders' equity                      24,087      9.56%                             22,678       9.17%
                                       ---------   --------                          ---------   ---------
    Total liabilities and
    stockholders' equity               $ 252,075    100.00%                          $ 247,257     100.00%
Net interest income                                           $   4,898                                      $   4,531
Interest rate spread                                                        3.61%                                            3.48%
Net interest rate margin                                                    4.19%                                            3.98%

---------------------------------------

(1) Nontaxable investment income is presented on a fully tax-equivalent basis assuming a tax rate of 34%.

                                         ANALYSIS OF AVERAGE RATES, BALANCES AND YIELDS
                                         ----------------------------------------------
                                                     (Dollars in Thousands)

                                                                         Year ended December 31,
                                                     ---------------------------------------------------------------
                                                                       1997                              1996
                                                     -----------------------------------------  --------------------
                                                                Percent    Interest   Average               Percent
                                                     Average    of total   income/     yield/    Average   of total
                                                     balance     assets    expense      rate     balance    assets
                                                     --------   --------   --------   --------  ---------  ---------
ASSETS:
Interest-earning assets:
-----------------------
  Loans (1)                                          $180,069     71.89%   $ 15,267      8.48%  $ 133,691     65.65%
  Taxable investment securities                        44,483     17.76%      2,814      6.33%     47,615     23.38%
  Nontaxable investment securities (2)                  3,510      1.40%        170      7.45%      4,521      2.22%
  Federal funds sold                                    4,288      1.71%        227      5.29%      3,855      1.89%
                                                     --------   --------   --------   --------  ---------  ---------
      Total interest earnings assets                 $232,350     92.77%   $ 18,478      7.95%  $ 189,682     93.15%

Non interest earning assets:
---------------------------
  Cash and due from banks                            $  7,861      3.14%                        $   6,856      3.37%
  Premises and equipment                                5,769      2.30%                            4,907      2.41%
  Other assets                                          6,598      2.63%                            4,200      2.06%
  Allowance for possible loan losses                   (2,108)    -0.84%                           (2,018)    -0.99%
                                                     --------   --------                        ---------  ---------
      Total assets                                   $250,470    100.00%                        $ 203,627    100.00%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Interest-bearing liabilities:
  Interest-bearing demand deposits                   $ 46,090     18.40%   $  1,169      2.54%  $  42,677     20.96%
  Savings deposits                                     47,964     19.15%      1,733      3.61%     37,000     18.17%
  Time deposits                                       104,896     41.88%      5,809      5.54%     76,942     37.79%
  Fed funds borrowed                                    4,173      1.67%        268      6.42%      3,118      1.53%
                                                     --------   --------   --------   --------  ---------  ---------
      Total interest-bearing liabilities             $203,123     81.10%   $  8,979      4.42%  $ 159,737     78.45%

Noninterest bearing liabilities:
-------------------------------
  Demand deposits                                    $ 21,828      8.71%                        $  20,857     10.24%
  Other liabilities                                     2,954      1.18%                            2,275      1.12%
                                                     --------   --------                        ---------  ---------
      Total liabilities                              $227,905     90.99%                        $ 182,869     89.81%
Stockholders' equity                                   22,565      9.01%                           20,758     10.19%
                                                     --------   --------                        ---------  ---------
      Total liabilities and stockholders' equity     $250,470    100.00%                        $ 203,627    100.00%
Net interest income                                                        $  9,499
Interest rate spread                                                                     3.53%
Net interest rate margin                                                                 4.09%


                                                                     Year ended December 31,
                                                     ----------------------------------------------------------------
                                                            1996                             1995
                                                     --------------------  ------------------------------------------
                                                     Interest    Average               Percent   Interest    Average
                                                      income/    yield/     Average   of total    income/    yield/
                                                      expense     rate      balance    assets     expense     rate
                                                     ---------  ---------  ---------  ---------  ---------  ---------
ASSETS:
Interest-earning assets:
-----------------------
  Loans (1)                                          $  11,430      8.55%  $ 113,204     62.69%  $   9,464      8.36%
  Taxable investment securities                          3,029      6.36%     45,152     25.00%      2,990      6.62%
  Nontaxable investment securities (2)                     219      7.45%      6,178      3.42%        304      7.46%
  Federal funds sold                                       206      5.34%      3,755      2.08%        218      5.81%
                                                     ---------  ---------  ---------  ---------  ---------  ---------
      Total interest earnings assets                 $  14,884      7.85%  $ 168,289     93.19%  $  12,976      7.71%

Non interest earning assets:
---------------------------
  Cash and due from banks                                                  $   7,196      3.99%
  Premises and equipment                                                       4,134      2.29%
  Other assets                                                                 2,625      1.45%
  Allowance for possible loan losses                                          (1,665)    -0.92%
                                                                           ---------  ---------
      Total assets                                                         $ 180,579    100.00%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Interest-bearing liabilities:
  Interest-bearing demand deposits                   $   1,107      2.59%  $  47,462     26.28%  $   1,286      2.71%
  Savings deposits                                       1,205      3.26%     34,669     19.20%      1,078      3.11%
  Time deposits                                          4,215      5.48%     56,834     31.47%      2,911      5.12%
  Fed funds borrowed                                       194      6.22%      1,007      0.56%         60      5.96%
                                                     ---------  ---------  ---------  ---------  ---------  ---------
      Total interest-bearing liabilities             $   6,721      4.21%  $ 139,972     77.51%  $   5,335      3.81%

Noninterest bearing liabilities:
-------------------------------
  Demand deposits                                                          $  20,613     11.41%
  Other liabilities                                                            1,328      0.74%
                                                                           ---------  ---------
      Total liabilities                                                    $ 161,913     89.66%
Stockholders' equity                                                          18,666     10.34%
                                                                           ---------  ---------
      Total liabilities and stockholders' equity                           $ 180,579    100.00%
Net interest income                                  $   8,163                                   $   7,641
Interest rate spread                                                3.64%                                       3.90%
Net interest rate margin                                            4.30%                                       4.54%


-----------------------------------------------

(1) Interest income only reflects actual interest earned on assets, without regards to loan fees. Loan fees were $605,000, $450,000, and $685,000 for December 31, 1997, 1996, and 1995, respectively.
(2) Nontaxable investment income is presented on a fully tax-equivalent basis assuming a tax rate of 34%.

         During the first six months of 1998, increases in loan volume resulted in an increase in interest income of $340,000 compared to the same period in 1997. This increase was partially offset by a $297,000 decrease in the interest income caused by a decrease in the average volume of taxable and nontaxable investment securities. Changes in interest rates on all interest-earning assets increased interest income by $127,000. Increases in average balance of time and savings deposits resulted in an increase in interest expense of $216,000. Changes in interest rates on the average volume of all interest-bearing liabilities resulted in a decrease in interest expense of $456,000, primarily a result of overnight borrowing not utilized in the six months of 1998. The net effect of the volume and rate change associated with all categories of interest-earning assets during the six months of 1998 as compared to the same period in 1997 increased interest income by $359,000 while the net effect of the volume and rate changes associated with all categories of interest-bearing liabilities decreased interest expense by $8,000.

         In 1997, increases in average volume of loans resulted in an increase in interest income of $3,932,000 from 1996. This increase was partially offset by a $247,000 decrease in the interest income associated with a decrease in average volume of taxable and nontaxable investment securities. Changes in interest rates on the average volume of all interest-earning assets decreased interest income by $114,000. Increases in average balance of time and savings deposits resulted in an increase in interest expense of $1,944,000. Changes in interest rates on the average volume of all interest-bearing liabilities resulted in a increase in interest expense of $159,000. The net effect of the volume and rate change associated with all categories of interest-earning assets during 1997 as compared to 1996 increased interest income by $3,594,000 while the net effect of the volume and rate changes associated with all categories of interest-bearing liabilities increased interest expense by $2,258,000.

         In 1996, increases in average volume of loans resulted in an increase in interest income of $1,752,000 from 1995. Changes in interest rates on the average volume of all interest-earning assets increased interest income by $79,000. Increases in average balance of time and savings deposits resulted in an increase in interest expense of $1,177,000. Changes in interest rates on the average volume of all interest-bearing liabilities resulted in a increase in interest expense of $201,000. The net effect of the volume and rate change associated with all categories of interest-earning assets during 1996 as compared to 1995 increased interest income by $1,910,000 while the net effect of the volume and rate changes associated with all categories of interest-bearing liabilities increased interest expense by $1,388,000. The following table reflects changes in interest income and expense attributable to changes in the volume and interest rates of significant interest-earnings assets and interest bearing liabilities.


                                    ANALYSIS OF VOLUME AND INTEREST RATES
                                    -------------------------------------
                                            (Dollars in Thousands)

                                              Six Months Ended June 30, 1998    Year Ended December 31, 1997
                                               Compared to Six Months Ended        Compared to Year Ended
                                                      June 30, 1997                  December 31, 1996
                                                 Favorable (Unfavorable)          Favorable (Unfavorable)
                                              ------------------------------   ------------------------------
                                               Volume      Rate       Net       Volume      Rate       Net
                                              --------   --------   --------   --------   --------  ---------
Interest earned on:
  Loans (1)                                   $   340    $   184    $   524    $ 3,932    $   (95)  $  3,837
  Taxable investment securities                  (250)       (66)      (316)      (198)       (17)      (215)
  Nontaxable investment securities (2)            (47)         8        (39)       (49)         0        (49)
  Federal funds sold                              189          1        190         23         (2)        21
                                              --------   --------   --------   --------   --------  ---------
    Total Interest-earning assets                 232        127        359      3,708       (114)     3,594
Interest paid on:
  Interest-bearing demand deposits            $    22    $   (52)   $   (30)   $    87    $   (25)  $     62
  Savings deposits                                 31         (3)        28        396        132        528
  Time deposits                                   185         19        204      1,548         46      1,594
  Federal funds borrowed                          210       (420)      (210)        68          6         74
                                              --------   --------   --------   --------   --------  ---------
                                                  448       (456)        (8)     2,099        159      2,258

              Net interest income             $  (216)   $   583    $   367    $ 1,610    $  (273)  $  1,336


                                               Year Ended December 31, 1996
                                                  Compared to Year Ended
                                                     December 31, 1995
                                                  Favorable (Unfavorable)
                                              -------------------------------
                                               Volume      Rate        Net
                                              ---------  ---------  ---------
Interest earned on:
  Loans (1)                                   $  1,752   $    214   $  1,966
  Taxable investment securities                    157       (118)        39
  Nontaxable investment securities (2)             (85)         0        (85)
  Federal funds sold                                 6        (17)       (12)
                                              ---------  ---------  ---------
    Total Interest-earning assets                1,830         79      1,910
Interest paid on:
  Interest-bearing demand deposits            $   (124)  $    (55)  $   (179)
  Savings deposits                                  75         51        127
  Time deposits                                  1,102        202      1,304
  Federal funds borrowed                           133          3        135
                                              ---------  ---------  ---------
                                                 1,187        201      1,388

              Net interest income             $    644   $   (122)  $    522


------------------------------------

(1)  Interest income only reflects actual interest earned on assets, without
     regards to loan fees.   Loan fees were $605,000, $450,000, and $685,000 for
     December 31, 1997, 1996, and 1995, respectively.
(2) Nontaxable investment securities are presented on a fully tax-equivalent basis assuming a tax rate of 34%.

NOTE: The change in interest due to both rate and volume has been allocated to rate and volume changes in proportion to the relationship of the absolute dollar amounts of the change in each.


         PROVISION FOR POSSIBLE LOAN LOSSES. The provision for possible loan losses charged to expense was $1,539,000, $371,000 and $356,000 in 1997, 1996 and 1995 respectively. The increase of $1,168,000 from 1997 to 1996 was primarily a result of a one time $700,000 provision for the Bank's indirect lending department in December 1997, which had approximately $40 million in average automobile loans in 1997, with $573,000 of related net charge-offs. For the first six months of 1998, provision for possible loan losses was $150,000 compared to $330,000 for the same period in 1997. The decrease in 1998 is a direct result of the large provision made in December 1997 to cover indirect loan losses for the duration of the indirect loans.

         The allowance for possible loan losses is maintained at a level considered adequate to provide for potential losses. The provision for possible loan losses is based on a periodic analysis, which considers among other factors, current economic conditions, loan portfolio composition, past loan loss experience, independent appraisals, loan collateral, and payment experience. The allowance for loan losses consists of estimated losses on identified problem loans and an unallocated allowance for unidentified credit losses inherent in the portfolio. As adjustments become necessary, they are reflected in the results of operations in the periods in which they become known.

         Management believes the allowance for possible loan losses is adequate to absorb losses in the loan portfolio. While management uses available information to recognize loan losses, future additions to the allowance may be necessary based on changes in economic conditions both generally and for specific loan customers. In addition, various regulatory agencies, as an integral part of the examination process, periodically review the allowance for possible loan losses. Such agencies may require Southern Bancshares to increase the allowance for possible loan losses based on their judgments and interpretations about information available to them at the time of their examinations.

         The allowance for possible loan losses is a valuation account available to absorb future loan losses. The following table includes pertinent ratios which describe trends in the allowance for possible loan losses:

                                             PROVISION FOR LOAN LOSSES
                                             -------------------------
                                                       June 30,                          December 31,
                                               -------------------------   ----------------------------------------
                                                  1998          1997          1997          1996           1995
                                               -----------   -----------   -----------   -----------    -----------
Non performing loans/loans                           0.62%         0.72%         0.53%         0.79%          0.08%
Allowance for possible loan losses/loans             1.44%         1.20%         1.52%         1.29%          1.70%
Allowance for possible loan losses/non-                                                                     2229.89
    performing loans                               233.33%       167.35%       289.23%       163.83%              %
Net charge-offs (recoveries)/average loans           0.16%         0.12%         0.45%         0.17%         -0.01%


         The increase of nonperforming loans from 1995 to 1996 is a result of the Bank's indirect lending department which started in January 1996. Indirect loans are automobile loans made at various dealerships in southern Illinois, which the Bank bought at a slight premium on the rate given to the borrower. At the end of 1996, the balance of indirect loans was $32 million. Net charge-offs for the indirect lending department were $92,000 in 1996. The Bank discontinued the indirect lending department and discontinued purchasing such loans in August 1997, with a $42 million balance. Net charge-offs in 1997 related to the indirect lending department were $573,000. Because of the tremendous growth and the larger than expected charge-offs of the indirect loans in two years, the bank made a special one-time provision of $700,000 in December 1997, to provide for future loss exposure.

         NONINTEREST INCOME. The following table presents a summary of noninterest income:

                                                 NONINTEREST INCOME
                                                 ------------------
                                               (Dollars in Thousands)
                                                  Six months ended
                                                      June 30,                     Year ended December 31,
                                             --------------------------   -----------------------------------------
                                                1998           1997          1997           1996           1995
                                             -----------    -----------   -----------   ------------    -----------
Subsidiary revenue                           $     1,020    $       818   $     1,885   $      1,563    $       283
Service charges                                      610            545         1,111          1,075            981
Trust fees                                           144            131           259            220            244
Gain (loss) on securities                            139            198           297             95              0
Other                                                868            869         1,362            972            941
                                             -----------    -----------   -----------   ------------    -----------
                                     Total   $     2,781    $     2,561   $     4,914   $      3,925    $     2,449

         Noninterest income for the first six months of 1998 increased 8.60% or $220,000 compared to the same period in 1997, mainly attributable to a $202,000 increase in subsidiary D.R. Hancock's revenue due to increased bond transactions, and an increase of $56,000 in overdraft charges compared to the same period in 1997.

         In 1997, noninterest income was $4,914,000, representing a 25.19% increase compared to 1996. 1996 noninterest income increased 60.27% compared to 1995. The increased growth can be attributed to the Bank's purchase of three non-banking businesses in 1995 and 1996. In October 1995, D.R. Hancock, an investment securities brokerage firm, was purchased. In June 1996, Rex Loan, a personal finance company was purchased. In November 1996, First Insurance (formerly Gentry-Couch, Inc.), an insurance agency, was purchased. The subsidiaries gross revenues are reflected in non-interest income, with related expenses in noninterest expenses on a fully consolidated basis. The Bank also purchased the deposits and facility of a branch in Mt. Vernon from First of America Bank in November 1996. The increase in 1996 of $1,476,000 from 1995 is primarily attributable to $1,280,000 of new subsidiary revenue in 1996, and an increase in service charges of $95,000. The increase of $988,000 from 1996 to 1997 is primarily attributable to a $322,000 increase in subsidiary revenue, and a $202,000 increase in gains from securities.

         NONINTEREST EXPENSE. The following table presents a summary of noninterest expense:

                                                NONINTEREST EXPENSE
                                                -------------------
                                              (Dollars in Thousands)
                                                   Six months ended
                                                       June 30,                    Year ended December 31,
                                               -------------------------   ----------------------------------------
                                                  1998          1997          1997          1996           1995
                                               -----------   -----------   -----------   -----------    -----------
Employee compensation and benefits             $     2,379   $     2,108   $     4,613   $     3,708    $     2,820
Net occupancy                                          605           584         1,147           862            788
FDIC insurance                                          14            12            25             2            180
Data processing                                        186           161           331           264            264
Other                                                1,663         1,643         3,665         2,822          1,978
                                               -----------   -----------   -----------   -----------    -----------
                                      Total    $     4,847   $     4,508   $     9,781   $     7,658    $     6,030

         Noninterest expense increased by 7.52% to $4,847,000 in the first six months of 1998 compared to $4,508,000 in the first six months of 1997. Salaries and employee benefits increased 12.85%or $271,000 between periods. Bank only salaries (without regard to the subsidiaries commission based salaries) increased $116,000 or 7.25%, reflecting normal increases in salaries and new salaries as a result of a new supermarket branch opened in late 1997. Subsidiary salary expense (commission based salaries) increased 30.45%, which is approximately the same percentage increase in revenue for the six months of 1998.

         In 1997, the Bank's noninterest expense increased 27.72% compared to 1996. In 1996, noninterest expense increased 27.00% compared to 1995. In 1997, salaries and employee benefits, the largest component of noninterest expense, increased $905,000, or 24.40% compared to 1996. In 1996, salaries and employee benefits increased $888,000, or 31.50%, compared to 1995. These increases are attributable to normal salary increases and the addition of commission based salaries of the subsidiaries purchased in 1995 and 1996. In 1997, noninterest expense items other than salaries and employee benefits increased $1,218,000, or 30.82%, consisting of an increase in occupancy expenses of $285,000 and in intangible amortization (deposit premium and noncompete covenant) of $411,000 as a result of a new branch in Mt. Vernon. The nonsalary increase in noninterest expense from 1995 to 1996 was $740,000, or 23.06%, which is mainly attributable to two months of intangible amortization of the Mt. Vernon branch purchase of $123,000, and a $74,000 increase in occupancy expenses from the new Murphysboro branch which opened late in 1995. FDIC insurance decreased from $180,000 at December 31, 1995 to $2,000 at December 31, 1996, mainly due to the recapitalization fund special assessment that was completely funded in 1995.

         INCOME TAXES. The Bank recorded income tax expense of $1,012,000 for the six months of 1998, representing an increase of $185,000 compared to the same period in 1997. Income tax expense was $1,283,000 in 1997, $1,503,000 in 1996, and $1,386,000 in 1995. The effective income tax rate was 37.73% and 36.69% for the first six months of 1998 and 1997, 34.70%, 33.34%, and 31.57% for the years ended December 31, 1997, 1996, and 1995, respectively. The increase from 1996 to 1997 and the six months ended 1998 and 1997 is primarily a result of shifting state tax exempt investments to loans, in order to satisfy loan demand. The increase from 1995 to 1996 is a result of Southern Bancshares extinguishing its state tax net operating loss carryover in 1996. See note 9 to Southern Bancshares' consolidated financial statements with respect to the components of income taxes.

         Southern Bancshares is currently working with the revenue department of the State of Illinois on an income tax audit. While the final outcome of such audit cannot be determined with certainty at this time, Southern Bancshares does not expect any additional income tax liability that may be assessed to be material. Southern Bancshares also expects to be able to off-set any additional income tax liability with certain previously unused net operating loss carryover credits resulting from the acquisition of its Desoto branch.

FINANCIAL CONDITION

         OVERVIEW. In the first six months of 1998, total consolidated assets decreased slightly to $248,136 million, compared to $249,040 for the same period in 1997. During 1998, management continued its strategy of planned and profitable asset growth with a continued emphasis on asset quality. The Bank's total consolidated assets increased 3.60% from $239.6 million at December 31, 1996 to $248.2 million at December 31, 1997; and by 34.4% from $178.1 million at December 31, 1995 to $239.6 million at December 31, 1996. The increase in 1997 is a result of steady real estate loan growth, offset by prepayments of indirect loans at approximately $1.2 million per month. The increase in 1996 was primarily the result of the purchase of $40 million in deposits of the Mt. Vernon branch, along with the purchase of $32 million in indirect loans in 1996.

         LOANS. The following table presents the balance of each major category of loans at the dates indicated. Commercial loans include loans to service, retail and wholesale businesses. The majority of the Bank's real estate loan portfolio consists of local residential first mortgages. The majority of these mortgages are variable-rate mortgages. The Bank has typically sold a majority of fixed-rate real estate mortgages into the secondary market, with select mortgages that fit into the Bank's underwriting standards retained for its portfolio. Lease financing receivables are normally classified under commercial loans, with a $230,000 and $260,000 balance at June 30, 1998 and 1997, and a $244,000, $261,000, and $207,000 balance at December 31, 1997, 1996, and 1995, respectively.

                                                 ANALYSIS OF LOANS
                                                 -----------------
                                              (Dollars in Thousands)
                                         June 30,                                  December 31,
                             ---------------------------------  ---------------------------------------------------
                                  1998              1997              1997             1996              1995
                             ---------------   ---------------  ----------------  ---------------  ----------------
                                     Percent           Percent          Percent          Percent           Percent
                                    of total          of total          of total         of total          of total
                             Amount   loans    Amount   loans   Amount   loans    Amount   loans   Amount   loans
                             ---------------   ---------------  ----------------  ---------------  ----------------
Commercial, financial, and
    agricultural             $ 24,074    13%   $29,764     16%  $ 26,615     14%  $ 31,267    20%  $ 29,412     25%
Real estate                   120,532    65%    96,986     53%   110,616     60%    85,416    53%    72,499     64%
Consumer                       41,427    22%    56,066     31%    48,176     26%    43,965    27%    12,258     11%
                             ---------------   ---------------  ----------------  ---------------  ----------------
                      Total  $186,033   100%   $182,816   100%  $185,407    100%  $160,648   100%  $114,169    100%

         A principal component of the Bank's earning assets is its loan portfolio. Total loans increased by 1.76% from $182.8 million at June 30, 1997 to $186.0 million at June 30, 1998. The Bank has experienced continued growth in real estate loans which management believes is attributable to the Bank's marketing efforts, product selection, branch penetration in Mt. Vernon and customer loyalty. This growth has been offset in total by the maturing and prepayments of indirect loans, which are approximately $1.2 million per month. The indirect lending department started in January 1996, and was discontinued in August 1997. Total loans increased 15.41% from $160.6 million at December 31, 1996 to $185.4 million at December 31, 1997. The growth can be attributed to real estate loans growing 29.5% in the same period. Total loans increased 40.71% from $114.2 million at December 31, 1995 to $160.6 million at December 31, 1996.

This increase is mainly attributable to the indirect lending department starting in January 1996, and ending in December 1996 with $32 million in loans.

         The Bank has identified certain loan concentrations, none of which exceed 10% of total loans. The two largest employers in Carbondale, Illinois are Southern Illinois University and Southern Illinois Hospital Services (and the related medical communities). At June 30, 1998, the Bank estimates that approximately $13.7 million in loans is a direct result of the university and approximately $9.7 million in its loans is a direct result of the hospital and the medical community. Indirect effects of these two employers on the Bank and the community are harder to estimate. However, the loss of either employer in the community would have an adverse effect on the Bank.

         NON-PERFORMING ASSETS. The Bank follows regulatory guidelines with respect to placing loans on non-accrual status. The Bank does not return a loan to accrual status until it is brought current with respect to both principal and interest and future principal payments are no longer in doubt. When a loan is placed on non-accrual status, all previously accrued and uncollected interest is reversed. Certain non-performing assets of the Bank are summarized in the following table:

                                     NONACCRUAL, RESTRUCTURED AND PAST DUE LOANS
                                     -------------------------------------------
                                                (Dollars in Thousands)
                                                            June 30,                        December 31,
                                                    ------------------------   ---------------------------------------
                                                       1998          1997         1997          1996          1995
                                                    -----------   ----------   -----------   -----------   -----------
Nonaccrual loans                                    $      689    $     879    $      752    $      661    $       53
Loans past due 90 days or more                             457          435           223           608            34
Restructured loans                                           0            0             0             0             0
                                                    -----------   ----------   -----------   -----------   -----------
         Total non-performing loans                 $    1,146    $   1,314    $      975    $    1,269    $       87
Foreclosed property                                 $        0    $       0    $      152    $        0    $       59
Repossessions                                              123          147           171           109             0
                                                    -----------   ----------   -----------   -----------   -----------
         Total non-performing assets                $    1,269    $   1,461    $    1,298    $    1,378    $      146

Non-performing loans to loans                             0.62%        0.72%         0.53%         0.79%         0.08%
Non-performing assets to loans plus
   foreclosed property and repossessions                  0.68%        0.80%         0.70%         0.86%         0.13%
Non-performing assets to total assets                     0.51%        0.59%         0.52%         0.58%         0.08%


         Because consumer loans (including indirect loans) account for a majority of the increase in non-performing loans since 1995, the following summarizes consumer loans non-performing assets:

                               NONACCRUAL, RESTRUCTURED AND PAST DUE CONSUMER LOANS
                               ----------------------------------------------------
                                              (Dollars in Thousands)
                                                                          Consumer Loans
                                               --------------------------------------------------------------------
                                                       June 30,                          December 31,
                                               -------------------------   ----------------------------------------
                                                  1998          1997          1997          1996           1995
                                               -----------   -----------   -----------   -----------    -----------
Nonaccrual loans                               $       356   $       356   $       354   $       206    $        37
Loans past due 90 days or more                          33           160            90           152             23
Restructured loans                                       0             0             0             0              0
                                               -----------   -----------   -----------   -----------    -----------
         Total non performing loans            $       389   $       516   $       444   $       358    $        60
Foreclosed property                                      0             0             0             0              0
Repossessions                                          123           147           171           109              0
                                               -----------   -----------   -----------   -----------    -----------
                Total non performing assets    $       512   $       663   $       615   $       467    $        60


         Certain loans may require frequent management attention and are reviewed on a monthly or more frequent basis. Although payments on these loans are less than 90 days past due, or in many cases current, the borrowers presently have or have had a history of financial difficulties and management has concern as to the borrower's ability to comply with present loan repayments terms. As such, these loans may result in classification at some future point as nonperforming. Such loans (excluding all nonperforming loans described above) amounted to $5.4 million at June 30, 1998, and $4.8 million at December 31, 1997.

         ALLOWANCE FOR LOAN LOSSES. The Bank's loan loss reserve is available to absorb future loan losses. The current level of the loan loss reserve is a result of managements's assessment of the risk within the loan portfolio based on the information revealed in the credit reporting processes. The Bank utilizes a risk-rating system on loans and a monthly credit review and reporting process which results in the calculation of the guideline reserves based on the risk within the portfolio. The assessment of risk takes into account the composition of the loan portfolio, previous loan experience, current economic conditions and other factors that, in management's judgment, deserve recognition.

         The following table sets forth changes in the Bank's loan loss reserve as of the dates indicated:

                                          SUMMARY OF LOAN LOSS EXPERIENCE
                                          -------------------------------
                                              (Dollars in Thousands)
                                                                June 30,                    December 31,
                                                          --------------------    ---------------------------------
                                                            1998        1997        1997        1996        1995
                                                          --------    --------    --------    ---------   ---------
Balance at beginning of period                            $ 2,820     $ 2,079     $ 2,079     $  1,940    $  1,570
Loans charged-off:
    Commercial, financial, and agriculture                     22          13          24          151           6
    Real estate                                                12           0          30            5          20
    Consumer                                                  431         293         897          157          51
                                                          --------    --------    --------    ---------   ---------
       Total charge-offs                                  $   465     $   306     $   951     $    313    $     77
Recoveries of loans previously charged-off:
    Commercial, financial, and agriculture                $    14     $    30     $    31     $      7    $     15
    Real estate                                                 8           4           8           10          19
    Consumer                                                  144          62         114           68          57
                                                          --------    --------    --------    ---------   ---------
       Total Recoveries                                   $   166     $    96     $   153     $     85    $     91
Additions (reductions) to reserve charged to
    operations                                                299         210         798          228         (14)
                                                              153         330       1,539          367         356
                                                          --------    --------    --------    ---------   ---------
Balance at end of period                                  $ 2,674     $ 2,199     $ 2,820     $  2,079    $  1,940

Net loan charge-offs (recoveries) to average
loans                                                        0.16%       0.12%       0.45%        0.17%      -0.01%
Allowance for possible loan losses to loans                  1.44%       1.20%       1.52%        1.29%       1.70%
Allowance for possible loan losses to non
    performing loans                                       233.33%     167.35%     289.23%      163.83%    2229.89%


Note: The above analysis includes subsidiary Rex Loan Co's allowance for loan loss for all periods stated above.

         The loan loss reserve at June 30, 1998 increased to $2,674,000 compared to $2,199,000 at June 30, 1997. The allowance for loan losses increased to $2,820,000 at December 31, 1997, compared to $2,079,000 at December 31, 1996.
The Bank made a special provision in December 1997 of $700,000 attributable to loss exposure in the indirect lending department that was discontinued in August 1997. Activity with the allowance for loan losses primarily reflects charge-offs of loans determined by management to be uncollectible. However, management aggressively pursues recoveries. The loan loss reserve at June 30, 1998 is an amount which management believes is adequate given the level of non-performing assets and management's assessment of loan risk.

         The following table allocates the loan loss reserve based on management's judgment of potential losses in the respective areas. While management has allocated specific reserves to specific portfolio segments, for purposes of this table, the reserve is general in nature and is available for the portfolio in its entirety:

                                                        LOAN LOSS ALLOCATION
                                                        --------------------
                                                       (Dollars in Thousands)
                                           June 30,                                          December 31,
                            ----------------------------------------  -------------------------------------------------------------
                                   1998                 1997                1997                 1996                 1995
                            -------------------  -------------------  -------------------  -------------------  -------------------
                                     % of loans           % of loans           % of loans           % of loans           % of loans
                                      in each              in each              in each              in each              in each
                                        cat.                 cat.                 cat.                 cat.                 cat.
                            Allow-    to total   Allow-    to total   Allow-    to total   Allow-    to total   Allow-    to total
                             ance      loans      ance      loans      ance      loans      ance      loans      ance      loans
                            -------------------  -------------------  -------------------  -------------------  -------------------
Commercial, financial, and
    agriculture             $  361      12.9%    $  393      16.3%    $  270       14.4%   $  538      19.5%    $  340      25.8%
Real estate                    838      64.8        922      53.1        867       59.7     1,127      53.2        929      63.5
Consumer                     1,325      22.3        547      30.7      1,583       26.0       279      27.4        230      10.7
Not allocated                  150        -0-       337        -0-       100         -0-      135        -0-       441        -0-
                            ------------------   -------------------  -------------------  -------------------  -------------------
         Total              $2,674     100.0%    $2,199     100.0%    $2,820      100.0%   $2,079     100.0%    $1,940     100.0%


         INVESTMENT PORTFOLIO. The investment activities of the Bank are designed to provide an investment alternative for funds not presently required to meet loan demand, assist the Bank in meeting potential liquidity requirements, assist in maximizing income consistent with quality and liquidity requirements, supply collateral to secure public funds, provide a means for balancing market and credit risks, and provide consistent income and market value throughout changing economic times.

         The Bank's portfolio consists primarily of obligations of the U.S. government and its agencies, obligations of state and local governments, and mortgage-backed securities. The Bank's investment portfolio does not contain concentration of investments in any one issuer in excess of 10% of the Bank's total investment portfolio. Exempt from this calculation are securities of the U.S. government and U.S. government agencies.

         The following table sets forth the composition of the Bank's investment portfolio at the dates indicated:

                                                      INVESTMENT PORTFOLIO
                                                      --------------------
                                                     (Dollars in Thousands)
                                              June 30,                                       December 31,
                               --------------------------------------  ----------------------------------------------------------
                                      1998                1997               1997                1996                1995
                               ------------------  ------------------  ------------------  ------------------  ------------------
                                       % of total          % of total          % of total          % of total          % of total
                               Amount  securities  Amount  securities  Amount  securities  Amount  securities  Amount  securities
                               ------------------  ------------------  ------------------  ------------------  ------------------
US Treasury and other US
    government agencies and
    corporations               $38,660     89.5%   $40,961     87.0%   $35,631     89.2%   $52,948     89.7%   $42,889     83.8%
Obligations of state and
    political subdivisions       2,643      6.1      4,407      9.4      3,004      7.5      4,941      8.4      7,070     13.8
Other debt securities            1,903      4.4      1,716      3.6      1,319      3.3      1,170      2.0      1,201      2.3
                               ------------------  ------------------  ------------------  ------------------  ------------------
       Total                   $43,206    100.0%   $47,084    100.0%   $39,954    100.0%   $59,059    100.0%   $51,160    100.0%



         For the investment portfolio as of June 30, 1998, the following tables set forth a summary of yield and maturities:

                                     INVESTMENT PORTFOLIO'S MATURITIES AND YIELDS
                                     --------------------------------------------
                                                (Dollars in Thousands)
                                                                 June 30, 1998
                               -----------------------------------------------------------------------------------
                                                      After one through   After five through
                               In one year or less        five years          ten years          After ten years
                               -------------------   -------------------  -------------------  -------------------
                                Amount  Yield(1)      Amount  Yield(1)     Amount  Yield(1)     Amount  Yield(1)
                               -------------------   -------------------  -------------------  -------------------
US Treasury and other US
    government agencies and
    corporations               $ 6,987     6.4%      $28,004     6.1%     $ 3,543     5.6%     $  0.00     0.0%
Obligations of state and
    political subdivisions         795     6.5%        1,696     7.0%         152     8.2%          54    10.1%.
Other debt securities              100     5.7%           -0-    0.0%          -0-    0.0%       1,875     6.0%
                               -------------------   -------------------  -------------------  -------------------
         Total                   7,882     6.4%       29,700     6.2%       3,695     5.7%       1,929     6.1%



(1)  Presented on a fully tax-equivalent basis assuming a tax rate of 34%

         For the investment portfolio as of December 31, 1997, the following tables set forth a summary of yield and maturities:

                                   INVESTMENT PORTFOLIO'S MATURITIES AND YIELDS
                                   --------------------------------------------
                                              (Dollars in Thousands)
                                                                    December 31, 1997
                               -----------------------------------------------------------------------------------
                                                      After one through   After five through
                               In one year or less        five years          ten years          After ten years
                               -------------------   -------------------  -------------------  -------------------
                                Amount  Yield(1)      Amount  Yield(1)     Amount  Yield(1)     Amount  Yield(1)
                               -------------------   -------------------  -------------------  -------------------
US Treasury and other US
     government agencies and
     corporations              $ 7,499     5.7%      $26,500     6.3%     $ 1,283     5.6%     $  0.00     0.0%
Obligations of state and
     political subdivisions      1,129     6.4%        1,850     6.4%         225     7.6%          54    10.1%
Other debt securities              245     5.7%           -0-    0.0%          -0-    0.0%       1,169     6.0%
                               -------------------   -------------------  -------------------  ------------------
         Total                   8,873     5.8%       28,350     6.3%       1,508     5.9%       1,223     6.2%



(1)  Presented on a fully tax-equivalent basis assuming a tax rate of 34%


         DEPOSITS. The following table sets forth a summary of the Bank's deposits as of the dates indicated:

                                                     DEPOSITS
                                                     --------
                                              (Dollars in Thousands)
                                                     June 30,                            December 31,
                                            --------------------------     ----------------------------------------
                                               1998           1997            1997          1996           1995
                                            -----------    -----------     -----------   -----------    -----------
Non-interest bearing demand deposits           $ 23,406       $ 20,420        $ 22,812      $ 19,482       $ 20,374
Interest bearing demand deposits                 36,774         43,055          43,306        42,456         36,854
Savings deposits                                 50,153         51,345          45,956        45,916         36,956
Time deposits                                   109,831        102,756         109,716       103,252         59,106
                                            -----------    -----------     -----------   -----------    -----------
         Total                                 $220,164       $217,576        $221,790      $211,106       $153,290


                   MATURITIES OF TIME DEPOSITS OVER $100,000
                   -----------------------------------------
                             (Dollars in Thousands)
                                      June 30,         December 31,
                                        1998              1997
                                     ----------        ------------
Three months or less                   $10,183           $10,059
Over three through six months            2,391             3,644
Over six through twelve months           4,065             4,172
Over twelve months                       1,541             2,102
                                     ---------         ------------
                                       $18,180           $19,977


         Deposits increased by 1.19% from $217.6 million at June 30, 1997 to $220.2 million at June 30, 1998. Deposits increased 5.06% from $211.1 million at December 31, 1996 to $221.8 million at December 31, 1997. Deposits also increased 37.71% from $153.3 million at December 31, 1995 to $211.1 million at December 31, 1996. The large increase in 1996 is mainly attributable to the approximately $40 million in deposits purchased with the Mt. Vernon branch. The rest of the increases are attributable to marketing efforts implemented by the Bank.

         REGULATORY CAPITAL. The Board of Governors of the Federal Reserve System has adopted risk based capital guidelines. Under these guidelines, different categories of assets are assigned different risk weights ranging from zero percent (such as cash) to 100 percent for relatively high-risk assets (such as loans). Certain off-balance sheet items (such as letters of credit) are also included in the capital adequacy computations.

         The table below sets forth the Bank's risk-based capital levels as of June 30, 1998 and December 31, 1997:

                                    RISK BASED CAPITAL RATIOS
                                    -------------------------
                                               June 30, 1998                December 31, 1997
                                       ------------------------------   -------------------------
                                                        Required to                  Required to
                                                          be well                      be well
                                          Actual        Capitalized      Actual      Capitalized
                                       -------------   --------------   ---------   -------------
Total risk based capital ratio             14.01%           10.00%        12.96%        10.00%
Tier 1 risk based capital ratio            13.33%            6.00%        12.08%         6.00%
Leverage ratio                              8.57%            5.00%         7.74%         5.00%


         As the table indicates, the Bank has a capital level well in excess of the "well capitalized" requirement.

         LIQUIDITY AND FUNDS MANAGEMENT. Liquidity management requires the Bank to meet, in a timely fashion, contractual commitments and to respond to other requirements for funds. The Bank has an Asset/Liability Management Committee ("ALCO") responsible for managing balance sheet and off-balance sheet commitments to meet the needs of customers while achieving financial objectives. The Bank's ALCO meets regularly to review funding capacities, current and forecasted loan demand and investment opportunities.

         Asset liquidity is provided by regular maturities of loans and by maintaining relatively liquid marketable investments securities and federal funds. The Bank's investment securities due within one year, cash flow from mortgage backed securities, and federal funds sold have historically been adequate for funding needs. The Bank has a stable core deposit base with a relatively small percentage of volatile funding. Jumbo CD's (over $100,000) of $18.2 million at June 30, 1998 comprised 8.2% of total deposits. Jumbo CD's (over $100,000) of $20 million at December 31, 1997 comprised only 9.00% of total deposits. Interest-bearing deposits accounted for the majority of the funds. Interest-bearing deposits decreased 0.20% from $197.1 million at June 30, 1997 to $196.8 million at June 30, 1998. Interest-bearing deposits increased 3.84% from $191.6 million at December 31, 1996 to $199.0 million at December 31, 1997. Interest-bearing deposits increased 44.17% from $132.9 million at December 31, 1995 to $191.6 million at December 31, 1996. The increase in 1996 is mainly attributable to the approximately $40 million in interest-bearing deposits purchased with the Mt. Vernon branch. The steady increases in the other periods were primarily due to successful, increased marketing efforts. If funding requirements increase substantially, the Bank has in place liquidity contingency plans, which include the ability to borrow from the Federal Reserve Bank, to borrow from the Federal Home Loan Bank, to sell loan participations and to liquidate short-term marketable investment securities held in its investment portfolio.

         INTEREST RATE SENSITIVITY RISK. Significant changes in interest rates affect the composition, yields and costs of balance sheet components. The rate sensitivity of these assets and labilities is monitored and matched to control the risks associated with movement in rates. The ALCO meets regularly to monitor and formulate strategies and policies to provide maximum levels of net interest income while maintaining acceptable levels of interest-rate sensitivity, risk and liquidity. The primary object of rate sensitivity management is to ensure earnings stability by minimizing the sensitivity of net interest income to fluctuations in interest rates.

         The following table sets forth the Bank's interest rate sensitivity analysis by contractual repricing or maturity at June 30, 1998:

                                REPRICING OF INTEREST-SENSITIVE ASSETS/LIABILITIES
                                --------------------------------------------------
                                              (Dollars in Thousands)
                                                                      June 30, 1998
                                      -----------------------------------------------------------------------------
                                                       Over 3 months    Over one year
                                       3 Months or      through 12       through five    After five
                                          less            months            years           years          Total
                                      -------------   ---------------   --------------   -----------    -----------
ASSETS:
    Investment in debt securities     $      1,795    $       11,798    $      23,795    $    5,818     $   43,206
    Loans                                   28,782            38,676          113,851         4,724        186,033
    Federal funds sold                          -0-               -0-              -0-           -0-             0
                                      -------------   ---------------   --------------   -----------    -----------
         Total interest-sensitive
         assets                       $     30,577    $       50,474    $     137,646    $   10,542     $  229,239
LIABILITIES:
    NOW deposits                      $     41,290    $           -0-   $          -0-   $       -0-    $   41,290
    Savings and Money Market
         deposits                           50,153                -0-              -0-           -0-        50,153
    Time deposits                           36,689            52,424           16,202            -0-       105,315
                                      -------------   ---------------   --------------   -----------    -----------
         Total interest-sensitive
         liabilities                  $    128,132    $       52,424    $      16,202    $        0     $  196,758
INTEREST-SENSITIVE GAP AT  JUNE 30, 1998:
    Incremental                       $    (97,555)   $       (1,950)   $     121,444    $   10,542     $   32,481
    Cumulative                        $    (97,555)   $      (99,505)   $      21,939    $   32,481


         The following table sets forth the Bank's interest rate sensitivity analysis by contractual repricing or maturity at December 31, 1997:

                                REPRICING OF INTEREST-SENSITIVE ASSETS/LIABILITIES
                                --------------------------------------------------
                                              (Dollars in Thousands)
                                                                    December 31, 1997
                                      -----------------------------------------------------------------------------
                                                       Over 3 months    Over one year
                                       3 Months or      through 12       through five    After five
                                          less            months            years           years          Total
                                      -------------   ---------------   --------------   -----------    -----------
ASSETS:
Investment in debt securities         $      5,012    $        7,840    $      26,254    $      848     $   39,954
Loans                                       26,516            43,660          112,270         2,961        185,407
Federal funds sold                           3,835                -0-              -0-           -0-         3,835
                                      -------------   ---------------   --------------   -----------    -----------
         Total interest-sensitive
         assets                       $     35,363    $       51,500    $     138,524    $    3,809     $  229,196
LIABILITIES:
NOW deposits                          $     43,305    $           -0-   $          -0-   $       -0-    $   43,305
Savings and Money Market
     deposits                               45,956                -0-              -0-           -0-        45,956
Time deposits                               29,544            61,291           18,881            -0-       109,716
                                      -------------   ---------------   --------------   -----------    -----------
         Total interest-sensitive
         liabilities                  $    118,805    $       61,291    $      18,881    $        0     $  198,977
INTEREST-SENSITIVE GAP AT  DECEMBER 31, 1997:
Incremental                           $    (83,442)   $       (9,791)   $     119,643    $    3,809     $   30,219
Cumulative                            $    (83,442)   $      (93,233)   $      26,410    $   30,219


         The following tables set forth the Bank's interest rate sensitivity analysis at the dates indicated with respect to individual categories of loans and provides separate analyses with respect to fixed interest rate loans and floating interest rate loans:

                                                  LOAN REPRICING
                                                  --------------
                                              (Dollars in Thousands)
                                                                    December 31, 1997
                                      -----------------------------------------------------------------------------
                                                       Over 3 months    Over one year
                                       3 Months or      through 12       through five    After five
                                          less            months            years           years          Total
                                      -------------   ---------------   --------------   -----------    -----------
Commercial and agricultural           $     10,420    $        6,254    $       7,616    $      206     $   24,496
Real estate                                 10,579            26,264           71,533         2,560        110,936
Consumer and other                           5,517            11,142           33,121           195         49,975
                                      -------------   ---------------   --------------   -----------    -----------
                        Total loans   $     26,516    $       43,660    $     112,270    $    2,961     $  185,407

Fixed rate loans                      $     12,803    $       21,235    $      44,230    $    1,851     $   80,119
Floating rate loans                         13,713            22,425           68,040         1,110        105,288
                                      -------------   ---------------   --------------   -----------    -----------
                        Total Loans   $     26,516    $       43,660    $     112,270    $    2,961     $  185,407



YEAR 2000 ISSUES

         Southern Bancshares and the Bank and its subsidiaries are evaluating the potential impact of what is commonly referred to as the "Year 2000" issue, concerning the inability of certain information systems to properly recognize and process dates containing the year 2000 and beyond. If not corrected, these systems could fail or create erroneous results. Southern Bancshares has established a dedicated Year 2000 committee (the Strategic Information Technology Committee) which is working with every operational area throughout Southern Bancshares. This committee has worked with management to commence the following steps: (i) implementing a Year 2000 Action Plan for all items that may be affected by the Year 2000 date change; (ii) communicating with customers to help them understand the impact of the Year 2000 on their business with Southern Bancshares; (iii) communicating with third parties that interact with Southern Bancshares to ensure they are addressing the Year 2000 issue; (iv) communicating with hardware and software suppliers to ensure Year 2000 compliance among their products; (v) implementing hardware and software changes and replacements deemed necessary to address the Year 2000 issue and (vi) developing a Contingency Plan including a Year 2000 Disaster Recovery Plan.

         Hardware testing of end-user computers of Southern Bancshares has been completed and documented. Southern Bancshares expects to complete testing and establish compliance with respect to all of its computer software by December 31, 1998, subject to possible equipment upgrades during 1999 and ongoing communications with third parties. The software programs used by Southern Bancshares have been prioritized based upon how critical they will be to the functioning of Southern Bancshares on January 1, 2000 and this prioritization will be used to develop the final testing schedule to determine Year 2000 compliance.

         Additionally, as a result of the Affiliation with ONB, ONB has informed Southern Bancshares that it expects to convert Southern Bancshares and its subsidiaries to ONB's computer systems. Therefore, ONB's Year 2000 compliance is also significant for Southern Bancshares, the Bank and its subsidiaries and has been discussed in periodic reports that ONB has filed with the Securities and Exchange Commission.

         Regardless of the expected Year 2000 compliance of Southern Bancshares' systems, there can be no assurance that Southern Bancshares will not be adversely affected by the failure of others to become Year 2000 compliant. Such risks may include potential losses related to loans made to third parties whose businesses are adversely affected by the Year 2000 issue, the disruption or inaccuracy of data provided by non-Year 2000 compliant third parties and business disruption caused by the failure of service providers, such as security and data processing companies, to become Year 2000 compliant. Southern Bancshares has identified critical third parties and is monitoring and tracking their Year 2000 readiness. This process will determine third parties' abilities to continue as a supplier, vendor or business partner of Southern Bancshares as the Year 2000 approaches.

         Southern Bancshares estimates that its direct costs for Year 2000 compliance will be approximately $105,000 and expects total capital expenditures of approximately $20,000 for equipment and software upgrades related to compliance. Southern Bancshares is in the process of reviewing its loan-portfolio and determining whether an increase in the Allowance for Loan and Lease Losses will be required based upon the possibility of losses from loans due to Year 2000 issues.

         Statements in this section which are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the timetable for Year 2000 compliance,

Southern Bancshares' costs and capital expenditures, the success of Southern Bancshares' and others' efforts to achieve compliance, and the effects of the Year 2000 issue on Southern Bancshares' future financial condition and results of operations. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. The following important factors, among others, could affect the accuracy of these statements: (i) the inherent uncertainty of the costs and timing of achieving compliance on the wide variety of systems used by Southern Bancshares and its subsidiaries, (ii) the reliance on the efforts of vendors, customers, government agencies and other third parties to achieve adequate compliance and avoid disruption of Southern Bancshares' business in early 2000; (iii) the uncertainty of the ultimate costs and consequences of any unanticipated disruption in Southern Bancshares' business resulting from the failure of one of Southern Bancshares' applications or of a third party's systems; and (iv) any Year 2000 issues that may arise in connection with the conversion of the information systems of Southern Bancshares, the Bank and its subsidiaries to ONB's information systems. The foregoing list is not exhaustive, and Southern Bancshares disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

                           REGULATORY CONSIDERATIONS

BANK HOLDING COMPANY REGULATION

         ONB and Southern Bancshares are registered as bank holding companies and are subject to the regulations of the Federal Reserve under the BHC Act. Bank holding companies are required to file periodic reports with and are subject to periodic examination by the Federal Reserve. The Federal Reserve has issued regulations under the BHC Act requiring a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. It is the policy of the Federal Reserve that, pursuant to this requirement, a bank holding company should stand ready to use its resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity. Additionally, under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" (as defined in the statute) with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency up to the lesser of (i) an amount equal to 5% of the institution's total assets at the time the institution became undercapitalized, or (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan. Under the BHC Act, the Federal Reserve has the authority to require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

         ONB and Southern Bancshares are prohibited by the BHC Act from acquiring direct or indirect control of more than 5% of the outstanding shares of any class of voting stock or substantially all of the assets of any bank or savings association or merging or consolidating with another bank holding company without prior approval of the Federal Reserve. Additionally, ONB and Southern Bancshares are prohibited by the BHC Act from engaging in or from acquiring ownership or control of more than 5% of the outstanding shares of any class of voting stock of any company engaged in a nonbanking business unless such business is determined by the Federal Reserve to be so closely related to banking as to be a proper incident thereto. The BHC Act does not place territorial restrictions on the activities of such nonbanking-related activities.

CAPITAL ADEQUACY GUIDELINES FOR BANK HOLDING COMPANIES

         Bank holding companies are required to comply with the Federal Reserve's risk-based capital guidelines which require a minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities such as standby letters of credit) of 8%. At least half of the total required capital must be "Tier 1 capital," consisting principally of common shareholders' equity, noncumulative perpetual preferred stock, a limited amount of cumulative perpetual preferred stock and minority interest in the equity accounts of consolidated subsidiaries, less certain goodwill items. The remainder ("Tier 2 capital") may consist of a limited amount of subordinated debt and intermediate-term preferred stock, certain hybrid capital instruments and other debt securities, cumulative perpetual preferred stock, and a limited amount of the general loan loss allowance. In addition to the risk-based capital guidelines, the Federal Reserve has adopted a Tier 1 (leverage) capital ratio under which the bank holding company must maintain a minimum level of Tier 1 capital to average total consolidated assets of 3% in the case of bank holding companies which have the highest regulatory examination ratings and are not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a ratio of at least 1% to 2% above the stated minimum.

         The following are ONB's and Southern Bancshares' regulatory capital ratios as of June 30, 1998:

                                     ONB                   SOUTHERN BANCSHARES
                             --------------------      ---------------------------
Tier 1 Capital:                     11.82%                       13.33%
Total Capital:                      13.64%                       14.01%
Leverage Ratio:                     7.83%                         8.57%


BANK REGULATION

         The affiliate banks of ONB which are national banks and the Bank are supervised, regulated and examined by the OCC. The affiliate banks of ONB which are state banks chartered in Indiana, are supervised, regulated and examined by the Indiana Department of Financial Institutions. ONB's affiliate banks chartered in Kentucky are supervised, regulated and examined by the Kentucky Department of Financial Institutions and those affiliate banks chartered in Illinois are supervised, regulated and examined by the Illinois Commissioner. In addition, those ONB affiliate banks which are state banks and members of the Federal Reserve are supervised and regulated by the Federal Reserve, and those which are not members of the Federal Reserve are supervised and regulated by the FDIC. The Bank is a national bank and is supervised, regulated and examined by the OCC and will continue to be supervised, regulated and examined by this bank regulatory agency following consummation of the Affiliation. Each regulator has the authority to issue cease-and-desist orders if it determines that activities of the bank regularly represent an unsafe and unsound banking practice or a violation of law.

         Both federal and state law extensively regulate various aspects of the banking business such as reserve requirements, truth-in-lending and truth-in-savings disclosure, equal credit opportunity, fair credit reporting, trading in securities and other aspects of banking operations. Current federal law also requires banks, among other things to make deposited funds available within specified time periods.

         Insured state-chartered banks are prohibited under FDICIA from engaging as principal in activities that are not permitted for national banks, unless (i) the FDIC determines that the activity would pose no significant risk to the appropriate deposit insurance fund, and (ii) the bank is, and continues to be, in compliance with all applicable capital standards.

BANK CAPITAL REQUIREMENTS

         The FDIC and the OCC have adopted risk-based capital ratio guidelines to which state-chartered banks and national banks under their respective supervision are subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk weighted categories, with higher levels of capital being required for the categories perceived as representing greater risk.

         Like the capital guidelines established by the Federal Reserve, these guidelines divide a bank's capital into two tiers. Banks are required to maintain a total risk-based capital ratio of 8%. The FDIC or OCC may, however, set higher capital requirements when a bank's particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

         In addition, the FDIC and OCC established guidelines prescribing a minimum Tier 1 leverage ratio (Tier 1 capital to adjusted total assets as specified in the guidelines). These guidelines provide for a minimum Tier 1 leverage ratio of 3% for banks that meet certain specified criteria, including that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other banks are required to maintain a Tier 1 leverage ratio of 3% plus an additional 100 to 200 basis points.

         All of ONB's affiliate banks as well as the Bank exceed the risk-based capital guidelines of the FDIC and OCC as of June 30, 1998.

         FDICIA requires each federal banking agency to revise its risk-based capital standards within 18 months of their enactment to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risk of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multifamily mortgages. Banking regulators continue to indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. Neither ONB nor Southern Bancshares is able to predict whether and when higher capital requirements would be imposed and, if so, to what levels and on what schedule.

BRANCHES AND AFFILIATES

         Branching by ONB affiliate banks in Indiana, Kentucky and Illinois is subject to the jurisdiction, and requires the prior approval of, the bank's primary federal regulatory authority and, if the branching bank is a state bank, of the Indiana Department of Financial Institutions, Kentucky Department of Financial Institutions or the Illinois Commissioner (depending upon the location of the principal office of the bank).

         ONB's affiliate banks and the Bank are subject to the Federal Reserve Act, which restricts financial transactions between banks and affiliated companies. The statute limits credit transactions between a bank and its executive officers and its affiliates, prescribes terms and conditions for bank affiliate transactions deemed to be consistent with safe and sound banking practices, and restricts the types of collateral security permitted in connection with a bank's extension of credit to an affiliate.

FDICIA

         FDICIA requires, among other things, federal bank regulatory authorities to take "prompt corrective action" with respect to banks which do not meet minimum capital requirements. For these purposes, FDICIA establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

         The FDIC has adopted regulations to implement the prompt corrective action provisions of FDICIA. Among other things, the regulations define the relevant capital measures for the five capital categories. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater, and is not subject to a regulatory order, agreement or directive to meet and maintain a specific capital level for any capital measure. An institution is deemed to be "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater, and generally a leverage ratio 4% or greater. An institution is deemed to be "undercapitalized" if it has a total risk-based capital ratio of less than 8%, a Tier 1 risk-based capital ratio of less than 4%, or generally a leverage ratio of less than 4%, and "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%. An institution is deemed to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%.

         "Undercapitalized" banks are subject to growth limitations and are required to submit a capital restoration plan. A bank's compliance with such plan is required to be guaranteed by any company that controls the undercapitalized institution as described above. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. "Significantly undercapitalized" banks are subject to one or more of a number of requirements and restrictions, including an order by the FDIC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and case receipt of deposits from correspondent banks, and restrictions on compensation of executive officers. "Critically undercapitalized" institutions may not, beginning 60 days after becoming "critically undercapitalized", make any payment of principal or interest on certain subordinated debt or extend credit for a highly leveraged transaction or enter into any transaction outside the ordinary course of business. In addition, "critically undercapitalized" institutions are subject to appointment of a receiver or conservator.

DEPOSIT INSURANCE

         The deposits of each of ONB's affiliate banks and Bank are insured up to regulatory limits by the FDIC and, accordingly, are subject to deposit insurance assessments to maintain the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund ("SAIF") administered by the FDIC. The FDIC has adopted regulations establishing a permanent risk-related deposit insurance assessment system. Under this system, the FDIC places each insured bank in one of nine risk categories based on (i) the bank's capitalization and (ii) supervisory evaluations provided to the FDIC by the institution's primary federal regulator. Each insured bank's insurance assessment rate is then determined by the risk category in which it is classified by the FDIC.

         Effective January 1, 1997, the annual insurance premiums on bank deposits insured by the BIF and the SAIF vary between $0.00 per $100 of deposits for banks classified in the highest capital and supervisory evaluation categories to $0.27 per $100 of deposits for banks classified in the lowest capital and supervisory evaluation categories.

         The Deposit Insurance Funds Act of 1996 provides for assessments to be imposed on insured depository institutions with respect to deposits insured by the BIF and the SAIF (in addition to assessments currently imposed on depository institutions with respect to BIF- and SAIF-insured deposits) to pay for the cost of financing corporation ("FICO") funding. The FDIC established the FICO assessment rates effective January 1, 1997 at $0.013 per $100 annually for BIF-assessable deposits and $0.0648 per $100 annually for SAIF-assessable deposits. The FICO assessments does not vary depending upon a depository institution's capitalization or supervisory evaluations.

ADDITIONAL MATTERS

         In addition to the matters discussed above, ONB's affiliate banks and the Bank are subject to additional regulation of their activities, including a variety of consumer protection regulations affecting their lending, deposit and collection activities and regulations affecting secondary mortgage market activities.

         The earnings of financial institutions are also affected by general economic conditions and prevailing interest rates, both domestic and foreign and by the monetary and fiscal policies of the United States Government and its various agencies, particularly the Federal Reserve.

         Additional legislation and administrative actions affecting the banking industry may be considered by the United States Congress, state legislatures and various regulatory agencies, including those referred to above. It cannot be predicted with certainty whether such legislation of administrative action will be enacted or the extent to which the banking industry in general or ONB and its affiliate banks in particular would be affected thereby.

                           COMPARISON OF COMMON STOCK

         The rights of holders of Southern Bancshares Common Stock who receive ONB Common Stock in the Affiliation will be governed by the laws of the State of Indiana, the state in which ONB is incorporated, and by ONB's Amended and Restated Articles of Incorporation ("ONB's Articles of Incorporation") and ONB's By-Laws, as amended ("ONB's By-Laws"). The rights of the shareholders of Southern Bancshares are presently governed by the laws of the State of Illinois, the state in which Southern Bancshares is incorporated, and by Southern Bancshares' Articles of Incorporation and By-Laws. The rights of the shareholders of Southern Bancshares differ in certain respects from the rights they would have as ONB shareholders, including for ONB anti-takeover measures and the vote required for the amendment of significant provisions of the articles of incorporation and for the approval of significant corporate transactions. The following summary comparison of ONB Common Stock and Southern Bancshares Common Stock includes all material features of such shares but does not purport to be complete and is qualified in its entirety by reference to ONB's and Southern Bancshares' Articles of Incorporation and their By-Laws.

AUTHORIZED BUT UNISSUED SHARES

         ONB's Articles of Incorporation authorize the issuance of 50,000,000 shares of ONB Common Stock, of which ____________ whole shares were outstanding as of October 30, 1998. The remaining authorized but unissued shares of common stock may be issued upon authorization of the Board of Directors of ONB without prior shareholder approval. ONB has 2,000,000 shares of preferred stock authorized. These shares are available to be issued, without prior shareholder approval, in classes with relative rights, privileges and preferences determined for each class by the Board of Directors of ONB. No shares of preferred stock are presently outstanding.

         The Board of Directors of ONB has authorized a series of preferred stock designated as Series A preferred stock. The Board of Directors of ONB has designated 200,000 shares of Series A preferred stock in connection with the shareholder rights plan of ONB. The ONB Series A preferred stock may not be issued except upon exercise of certain rights ("Rights") pursuant to such shareholder rights plan. No shares of Series A preferred stock have been issued as of the date of this Proxy Statement. See "COMPARISON OF COMMON STOCK -- Anti-Takeover Provisions -- ONB's Shareholder Rights Plan" below.

         As of ____________, 1998, ONB had approximately ____________ shares of ONB Common Stock reserved for issuance under ONB's Stock Purchase and Discounted Dividend Reinvestment Plan and 1.5 million shares of its common stock reserved for issuance upon conversion of its outstanding 8% convertible subordinated debentures. Such debentures are convertible at any time prior to maturity, unless previously redeemed, into shares of ONB Common Stock at a conversion rate of __________ shares per $1,000 principal amount of debentures (equivalent to a conversion price of approximately $23.52 per share), subject to adjustment in certain events.

         The issuance of additional shares of ONB Common Stock or the issuance of ONB preferred stock may adversely affect the interests of ONB shareholders.

         Southern Bancshares' Articles of Incorporation authorizes the issuance of 3,000,000 shares of Southern Bancshares Common Stock, $2.00 par value per share, 589,307 of which were issued and outstanding and 10,693 of which constitute treasury shares, as of September 30, 1998. Following the Affiliation, all of the outstanding shares of Southern Bancshares Common Stock will convert to the right to receive 2.75 shares of ONB Common Stock.

PREEMPTIVE RIGHTS

         As permitted by Indiana law, ONB's Articles of Incorporation do not provide for preemptive rights to subscribe for any new or additional ONB Common Stock or other securities. Preemptive rights may be granted to ONB's shareholders, respectively, if ONB's Articles of Incorporation are amended accordingly. Under Southern Bancshares' Articles of Incorporation, shareholders of Southern Bancshares do not have preemptive rights to subscribe for any new or additional Southern Bancshares Common Stock or other securities.

DIVIDEND RIGHTS

         The holders of common stock of ONB and Southern Bancshares are entitled to dividends and other distributions when, as and if declared by their respective Boards of Directors out of funds legally available therefor. With respect to ONB, a dividend may not be paid if, after giving it effect, (1) ONB would not be able to pay its debts as they become due in the usual course of business, or (2) ONB's total assets would be less than the sum of its total liabilities plus, unless ONB's Articles of Incorporation permitted otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the dividend if ONB were to be dissolved at the time of the dividend. With respect to Southern Bancshares, a dividend may not be paid if, after giving it effect, (i) Southern Bancshares would be insolvent, or (ii) the net assets of Southern Bancshares would be less than zero or less than the maximum amount payable at the time of distribution to shareholders having preferential rights in liquidation if Southern Bancshares was then to be liquidated.

         The amount of dividends, if any, that may be declared by ONB in the future will necessarily depend upon many factors, including, without limitation, future earnings, capital requirements, business conditions and capital levels of subsidiaries (since ONB is primarily dependent upon dividends paid by its subsidiaries for its revenues), the discretion of ONB's Board of Directors and other factors that may be appropriate in determining dividend policies.

         Cash dividends paid to ONB by its Illinois-chartered affiliate banks are limited by Illinois law to the bank's net profits then on hand, less losses and statutorily-defined bad debts. Cash dividends paid to ONB by its Indiana-chartered affiliate banks are limited by Indiana law to the balance of the bank's undivided profits account adjusted for statutorily-defined bad debts. Cash dividends paid to ONB by its Kentucky-chartered affiliate banks are limited by Kentucky law to so much of the net profits of the banks, after deducting all expenses, losses, bad or suspended debts and interest and taxes accrued or due from the banks, as the boards of directors of the banks deem expedient. In addition, the approval of the Kentucky Commissioner of Banks is required if the total of all dividends declared by a Kentucky bank in any calendar year exceeds the bank's net profit for that year and the net retained profits from the preceding two years, less any transfers to surplus or a fund for retirement of preferred stock or debt. ONB's national affiliate banks may pay cash dividends on their common stock only out of adjusted retained net profits for the year in which the dividend is paid and the two preceding years.

         Dividends paid by ONB's affiliate banks will ordinarily be restricted to a lesser amount than is legally permissible because of the need for the banks to maintain adequate capital consistent with the capital adequacy guidelines promulgated by the banks' principal federal regulatory authorities. See "REGULATORY CONSIDERATIONS". If a bank's capital levels are deemed inadequate by the regulatory authorities, payment of dividends to its parent holding company may be prohibited without prior regulatory approval. None of ONB's affiliate banks are currently subject to such a restriction.

VOTING RIGHTS

         The holders of the outstanding shares of ONB Common Stock and Southern Bancshares Common Stock are entitled to one vote per share on all matters presented for shareholder vote, except shareholders of Southern Bancshares have cumulative voting rights in the election of directors. Shareholders of ONB do not have cumulative voting rights in the election of directors.

         Illinois law generally requires that a merger, consolidation, or exchange of shares be approved by a shareholder vote of two-thirds of the votes entitled to be cast at the shareholders meeting, subject to provisions in the corporation's articles of incorporation requiring a lower or higher percentage vote requirement not less than a majority of the outstanding shares entitled to vote. Indiana law generally require that mergers, consolidations, sales, leases, exchanges or other dispositions of all or substantially all of the assets of a corporation be approved by the affirmative vote of a majority of the issued and outstanding shares entitled to vote at the shareholders meeting, subject in each case to provisions in the corporation's articles of incorporation requiring a higher percentage vote for certain transactions. ONB's Articles of Incorporation provide that certain business combinations may, under certain circumstances, require approval of more than a simple majority of the issued and outstanding shares of ONB Common Stock. See "COMPARISON OF COMMON STOCK -- Anti-Takeover Provisions".

         Both Indiana and Illinois law require shareholder approval for most amendments to a corporation's articles of incorporation -- under Indiana law, by a majority of a quorum present at a shareholders' meeting (and, in certain cases, a majority of all shares held by any voting group entitled to vote) and under Illinois law, by two-thirds of all shares entitled to vote. Both Indiana and Illinois law permit a corporation in its articles of incorporation to prescribe a higher shareholder vote for certain amendments to the articles of incorporation and Illinois law permits a corporation in its articles of incorporation to prescribe a lower shareholder vote for certain amendments to the articles of incorporation, but not lower than a majority of the outstanding shares entitled to vote. ONB's Articles of Incorporation require a super-majority shareholder vote of eighty percent (80%) of the outstanding shares of ONB Common Stock for the amendment of certain significant provisions.

DISSENTERS' RIGHTS

         The holders of Indiana business corporations possess dissenters' rights in connection with certain mergers and other significant corporate actions. Under Indiana law, a shareholder is entitled to dissent from and obtain payment of the fair value of the shareholder's shares in the event of (1) consummation of a plan of merger, if shareholder approval is required and the shareholder is entitled to vote thereon, (2) consummation of a plan of share exchange by which the shareholder's shares will be acquired, if the shareholder is entitled to vote thereon, (3) consummation of a sale or exchange of all, or substantially all, the property of the corporation other than in the usual course of business, if the shareholder is entitled to vote thereon, (4) approval of a control share acquisition under Indiana law, and (5) any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, by-laws or a resolution of the Board of Directors provides that voting or non-voting shareholders are entitled to dissent and obtain payment for their shares.

         The dissenters' rights provisions described above do not apply, however, to the holders of shares of any class or series with respect to a merger, share exchange or sale or exchange of property if the shares of that class or series were registered on a United States securities exchange registered under the Exchange Act or traded on the NASDAQ National Market System or a similar market. As of the date of this Proxy Statement, shares of ONB Common Stock are traded on the NASDAQ National Market System and, therefore, ONB shareholders presently are not entitled to assert dissenters' rights under Indiana law with respect to any of the transactions discussed above.

         With respect to dissenters' rights of the shareholders of Southern Bancshares under Illinois law in connection with Affiliation, see the discussion under the caption "PROPOSED AFFILIATION -- Rights of Dissenting Shareholders" and Appendix B.

LIQUIDATION RIGHTS

         In the event of any liquidation or dissolution of ONB, the holders of shares of ONB Common Stock are entitled to receive pro rata with respect to the number of shares held by them any assets distributable to shareholders, subject to the payment of ONB's liabilities and any rights of creditors and holders of shares of ONB preferred stock then outstanding. In the event of any liquidation, dissolution or winding up of Southern Bancshares, the holders of shares of Southern Bancshares Common Stock are entitled to receive pro rata with respect to the number of shares held by them any assets distributable to shareholders, subject to the payment of Southern Bancshares' liabilities and any rights of creditors.

REDEMPTION

         Under Indiana law, ONB may redeem or acquire shares of ONB Common Stock with funds legally available therefor, and shares so acquired constitute authorized but unissued shares. ONB may not redeem or acquire shares of ONB Common Stock if, after giving such redemption or acquisition effect, ONB would not be able to pay its debts as they become due in the usual course of business, or ONB's total assets would be less than the sum of its total liabilities plus, unless ONB's Articles of Incorporation permitted otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those whose stock is being redeemed or acquired if ONB were to be dissolved at the time of the redemption or acquisition. Southern Bancshares has similar redemption rights under Illinois law.

         In addition, ONB and Southern Bancshares must give prior notice to the Federal Reserve if the consideration to be paid by them for any redemption or acquisition of their respective shares, when aggregated with the consideration paid for all redemptions or acquisitions for the preceding twelve (12) months, equals or exceeds 10% of their respective consolidated net worth.

ANTI-TAKEOVER PROVISIONS

         The shares of ONB Series A preferred stock are nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, are subordinate to all other series of preferred stock of ONB. Each share of ONB Series A preferred stock will be entitled to receive, when, as and if declared, a quarterly dividend in an amount equal to the greater of $1.00 per share or 100 times the quarterly cash dividend declared on ONB Common Stock. In addition, the ONB Series A preferred stock is entitled to 100 times any non-cash dividends (other than dividends payable in equity securities) declared on the ONB Common Stock, in like kind. In the event of liquidation, the holders of ONB Series A preferred stock will be entitled to receive a liquidation payment in an amount equal to the greater of $100.00 per share or 100 times the liquidation payment made per share of ONB Common Stock. Each share of ONB Series A preferred stock will have 100 votes, subject to adjustment, voting together with the ONB Common Stock and not as a separate class unless otherwise required by law or ONB's Articles of Incorporation. In the event of any merger, consolidation or other transaction in which common shares are exchanged, each share of ONB Series A preferred stock will be entitled to receive 100 times the amount received per share of ONB Common Stock. The rights of the ONB Series A preferred stock as to dividends, voting rights and liquidation are protected by antidilution provisions. See "COMPARISON OF COMMON STOCK -- Anti-Takeover Provisions".

         The anti-takeover measures applicable to ONB and Southern Bancshares, as described below, may have the effect of discouraging or rendering it more difficult for a person or other entity to acquire control of ONB or Southern Bancshares. These measures may have the effect of discouraging certain tender offers for shares of ONB Common Stock or Southern Bancshares Common Stock which might otherwise be made at premium prices or certain other acquisition transactions which might be viewed favorably by a significant number of shareholders.

         Indiana Law. Under the business combinations provision of Indiana law, any 10% shareholder of an Indiana corporation, with a class of voting shares registered under Section 12 of the Exchange Act or which has specifically adopted this provision in the corporation's articles of incorporation, is prohibited for a period of five (5) years from completing a business combination with the corporation unless, prior to the acquisition of such 10% interest, the board of directors of the corporation approved either the acquisition of such interest or the proposed business combination. Further, the corporation and a 10% shareholder may not consummate a business combination unless all provisions of the articles of incorporation of the corporation are complied with and a majority of disinterested shareholders approve the transaction or all shareholders receive a price per share determined in accordance with the business combinations provision of Indiana law.

         An Indiana corporation may elect to remove itself from the protection provided by the Indiana business combinations provision, but such an election remains ineffective for eighteen (18) months and does not apply to a combination with a shareholder who acquired a 10% ownership position prior to the effective time of the election. ONB is covered by the business combinations provision of Indiana law and Southern Bancshares is not covered. The constitutional validity of the business combinations provision of Indiana law has in the past been challenged and has been upheld by the United States Supreme Court.

         In addition to the business combinations provision, Indiana law also contains a "control share acquisition" provision which, although different in structure from the business combinations provision, may have a similar effect of discouraging or making more difficult a hostile takeover of an Indiana corporation. This provision also may have the effect of discouraging premium bids for outstanding shares. Indiana law provides that, unless otherwise provided in an Indiana corporation's articles of incorporation or by-laws, certain acquisitions of shares of the corporation's common stock will be accorded voting rights only if a majority of the disinterested shareholders approves a resolution granting the potential acquiror the ability to vote such shares. Upon disapproval of the resolution, the shares held by the acquiror shall be redeemed by the corporation at the fair value of the shares as determined by the control share acquisition provision.

         This provision does not apply to a plan of affiliation and merger, if the corporation complies with the applicable merger provisions and is a party to the agreement of merger or plan of share exchange. ONB is subject to the control share acquisition provision.

         ONB's Articles of Incorporation. In addition to the protections provided by Indiana law, ONB's Articles of Incorporation require the affirmative vote of the holders of at least eighty percent (80%) of the issued and outstanding shares of capital stock for any business combination which is not recommended by the vote of two-thirds or more of the members of the Board of Directors. For purposes of ONB's Articles of Incorporation, "business combination" is defined to include: (1) a merger or consolidation of ONB with or into any other corporation, (2) any sale, lease, exchange or other disposition of any material part of the assets of ONB, or (3) any liquidation or dissolution of ONB or any material subsidiary of ONB. Further, this provision cannot be altered, amended or repealed without the affirmative vote of the holders of at least eighty percent (80%) of the issued and outstanding shares of ONB Common Stock entitled to vote thereon.

         ONB's Articles of Incorporation also include provisions requiring (1) the Board of Directors to consider non-financial factors in the evaluation of business combinations and tender or exchange offers, and (2) any person acquiring fifteen percent (15%) of the then issued and outstanding stock of ONB to pay equal consideration in connection with the acquisition of any further shares. These provisions require an eighty percent (80%) affirmative vote of the issued and outstanding shares of ONB Common Stock entitled to vote thereon in order to be altered, amended or repealed.

         ONB's Shareholder Rights Plan. On January 25, 1990, the Board of Directors of ONB declared a dividend of one (1) right for each issued and outstanding share of ONB Common Stock ("Right"). See "COMPARISON OF COMMON STOCK -- Authorized But Unissued Shares". The dividend was payable on March 15, 1990 to holders of record of ONB Common Stock at the close of business on March 1, 1990. Each Right entitles the registered holder to purchase from ONB one-hundredth (1/100) of a share of ONB Series A preferred stock at an initial Purchase Price of $60.00, subject to adjustment. The terms and conditions of the Rights are contained in a Rights Agreement between ONB and Old National Bank in Evansville, as Rights Agent.

         The foregoing information concerning ONB's shareholder Rights Plan does not purport to be complete. For additional information, see The Rights Agreement, dated March 1, 1990, between ONB and Old National Bank in Evansville, as Trustee, which is specifically incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." The shares of ONB Common Stock to be received by Southern Bancshares shareholders in the Affiliation will be subject to the rights under the ONB Shareholder Rights Plan.

         Southern Bancshares adopted a Shareholder Rights Plan in 1991. However, the rights under the Southern Bancshares Shareholder Rights Plan were not triggered by the Agreement and the Plan expired in August 1998. As a result, Southern Bancshares no longer has a shareholder rights plan.

         Illinois Law and Southern Bancshares' Articles of Incorporation. Under the business combinations provision of the IBCA, any interested shareholder (defined as a shareholder owning at least 15% of the outstanding shares of common stock) of an Illinois corporation is prohibited for a period of three (3) years following the date on which the shareholder becomes an interested shareholder from engaging in any business combination with the corporation unless (i) the board of directors approves the business combination prior to the shareholder becoming an interested shareholder, or (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the shareholder owned at least 85% of the voting shares of the corporation outstanding at the time the transaction commenced, or (iii) the business combination is approved by the board of directors and authorized in an annual or special meeting of shareholders by at least two-thirds of the outstanding voting shares other than those held by the interested shareholder.

         Southern Bancshares is not covered by the IBCA's business combinations provision, but it could elect to be covered through an amendment to Southern Bancshares' Articles of Incorporation.

DIRECTOR LIABILITY

         Under Indiana law, a director of ONB will not be liable to shareholders for any action taken as a director, or any failure to take any action, unless
(1) the director has breached or failed to perform his duties as a director in good faith with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the corporation and (2) such breach or failure to perform constitutes willful misconduct or recklessness.

         Under Illinois law, a director of Southern Bancshares may not be liable by reason of serving as a director or for any action taken as a director if the director acts in good faith and in a manner the director reasonably believed to be in or not opposed to the best interests of the corporation, and, as to any criminal action, had no reasonable cause to believe their conduct was unlawful. A director may be liable for his negligence or misconduct in the performance of his duty to the corporation.

DIRECTOR NOMINATIONS

         ONB's By-Laws require that all nominations for election as directors of ONB shall be made by the Board of Directors of ONB in accordance with the By-Laws. Under the By-Laws, the Nominating Committee of the Board of Directors of ONB ("Nominating Committee") is required to submit to the entire Board of Directors its recommendation of nominees for election as directors of ONB prior to each annual or special meeting of shareholders at which directors will be elected.

         The Nominating Committee is comprised of five (5) directors of ONB, none of whom is an officer or employee of ONB. The Nominating Committee maintains the responsibility to recruit potential director candidates, recommend changes to the entire Board of Directors concerning the size, composition and responsibilities of the Board of Directors, review proxy documents received from shareholders relating to the Board of Directors and review suggestions of shareholders regarding nominees for election as directors. All such suggestions of shareholders with respect to director nominations must be submitted in writing to the Nominating Committee not less than 120 days prior to the date of the annual or special meeting of shareholders at which directors will be elected.

                                 LEGAL OPINIONS

         Certain legal matters in connection with the Agreement will be passed upon for ONB by the law firm of Krieg DeVault Alexander & Capehart, LLP, One Indiana Square, Suite 2800, Indianapolis, Indiana 46204, and for Southern Bancshares by the law firm of Lindquist & Vennum, PLLP, 4200 IDS Center, Minneapolis, Minnesota 55402.

                                    EXPERTS

         The consolidated financial statements of ONB and affiliates incorporated into this Proxy Statement have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the years indicated in their report thereon, and have been so incorporated into this Proxy Statement in reliance upon the report of Arthur Andersen LLP and upon the authority of such firm as experts in auditing and accounting.

         The consolidated financial statements of Southern Bancshares as of and for the fiscal year ended December 31, 1997 included in this Proxy Statement have been audited by Dycus, Bradley & Draves, p.c., independent auditors, to the extent and for the year indicated in their report thereon. Such consolidated financial statements have been included in this Proxy Statement in reliance upon such report and upon the authority of such firm as experts in auditing and accounting.

         Representatives of Dycus, Bradley & Draves, p.c. are not expected to be at the Special Meeting.

                                 OTHER MATTERS

         The Special Meeting is called for the purposes set forth in the Notice attached to this Proxy Statement. The Board of Directors of Southern Bancshares knows of no other matters for action by shareholders at the Special Meeting other than the matters described in the Notice. However, the enclosed proxy will confer discretionary authority to the persons named therein with respect to any such matters, none of which are known to the Board of Directors of Southern Bancshares as of the date hereof, which may properly come before the Special Meeting. It is the intention of the persons named in the proxy to vote pursuant to the proxy with respect to such matters in accordance with the recommendation of the Board of Directors of Southern Bancshares.

                           FORWARD-LOOKING STATEMENTS

         This Proxy Statement-Prospectus (including information included or incorporated by reference herein) contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of each of ONB and Southern Bancshares, as well as certain information relating to the Affiliation, including, without limitation (i) statements relating to the cost savings estimated to result from the Affiliation; (ii) statements relating to revenues estimated to result from the Affiliation; (iii) statements relating to the restructuring charges estimated to be incurred in connection with the Affiliation; and (iv) statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates" or similar expressions. These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements due to, among others, the following factors: (a) expected cost savings from the Affiliation may not be fully realized or realized within the expected time frame: (b) revenues following the Affiliation may be lower than expected, or deposit attrition, operating costs or customer loss and business disruption following the Affiliation may be greater than expected; (c) competitive pressures among depository and other financial institutions may increase significantly; (d) changes in the interest rate environment may reduce margins; (e) general economic or business conditions, either nationally or in the states in which ONB is doing business, may be less favorable than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit; (f) legislative or regulatory changes may adversely affect the business in which ONB is engaged; (g) technological changes (including "Year 2000" data systems compliance issues) may be more difficult or expensive than anticipated; and (h) changes may occur in the securities markets.

                             AVAILABLE INFORMATION

         ONB is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Such reports, proxy statements and other information may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding ONB and the address of that site is (http://www.sec.gov). You are encouraged to give your Internet address, if available. ONB common stock is quoted on the NASDAQ National Market System and reports, proxy statements and other information concerning ONB are available for inspection and copying at prescribed rates at the office of the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C. 20006.

         ONB has filed with the SEC a Registration Statement on Form S-4 under the Securities Act of 1933, as amended ("Securities Act"), with respect to the shares of ONB Common Stock to be issued in connection with its merger with Southern Bancshares. This Proxy Statement does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement, including the exhibits filed as a part thereof or incorporated therein by reference, which can be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at the addresses set forth above.

         All information contained in this Proxy Statement with respect to Southern Bancshares and its affiliates has been supplied by Southern Bancshares, and all information contained in this Proxy Statement with respect to ONB and First National has been supplied by ONB.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         The following documents previously filed by ONB (SEC File No. 0-10888) with the SEC pursuant to the Exchange Act are incorporated herein by reference:

         1. ONB's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

         2. ONB's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

         3. ONB's Annual Report to Shareholders for the fiscal year ended December 31, 1997.

         4. The description of ONB's common stock contained in ONB's Current Report on Form 8-K, dated January 6, 1983, and the description of ONB's Preferred Stock Purchase Rights contained in ONB's Form 8-A, dated March 1, 1990, including the Rights Agreement, dated March 1, 1990, between ONB and Old National Bank in Evansville, as Trustee.

         All documents subsequently filed by ONB pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date on which the Special Meeting is held shall be deemed to be incorporated by reference into this Proxy Statement and to be a part hereof from the date of filing such documents.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement.

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY OF THE

SECURITIES OFFERED BY THIS PROXY STATEMENT, NOR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO ANY PERSON TO WHOM IT WOULD BE UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT NOR ANY DISTRIBUTION OF THE SECURITIES COVERED HEREBY AT ANY TIME SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ONB OR SOUTHERN BANCSHARES SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROXY STATEMENT.

                         INDEX TO FINANCIAL STATEMENTS

                           SOUTHERN BANCSHARES, LTD.


                                                                            PAGE
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995:                               ----

Independent Auditors' Report on the Consolidated Financial Statements
for the years ended December 31, 1997, 1996 and 1995........................F-2

Consolidated Balance Sheets as of December 31, 1997 and 1996................F-3

Consolidated Statements of Income for the years ended December 31,
1997, 1996 and 1995.........................................................F-5

Consolidated Statements of Stockholders' Equity for the years ended
December 31, 1997, 1996 and 1995............................................F-6

Consolidated Statements of Cash Flows for the years ended December 31,
1997, 1996 and 1995.........................................................F-7

Notes to Consolidated Financial Statements..................................F-9


SIX MONTHS ENDED JUNE 30, 1998 AND 1997 (UNAUDITED):

Condensed Consolidated Balance Sheets as of June 30, 1998 and 1997..........F-32

Condensed Consolidated Statements of Income for the Six Months ended
June 30, 1998 and 1997......................................................F-34

Condensed Consolidated Statements of Cash Flows for the Six Months
ended June 30, 1998 and 1997................................................F-35

Notes to Consolidated Condensed Financial Statements........................F-37

                          INDEPENDENT AUDITORS' REPORT




To the Board of Directors
Southern Bancshares, Ltd.
Carbondale, Illinois

We have audited the accompanying consolidated balance sheet of Southern Bancshares, Ltd. as of December 31, 1997 and 1996, and the related statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern Bancshares, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


Dycus, Bradley & Draves, p.c.
Certified Public Accountants

January 30, 1998

SOUTHERN BANCSHARES, LTD.

CONSOLIDATED BALANCE SHEETS

December 31, 1997 and 1996


ASSETS                                                                                 1997                1996
                                                                                 ----------------------------------
Cash and due from banks                                                          $    8,178,567      $    7,962,445
Securities
    Held to maturity (estimated market value of $2,552,007 and
       $4,413,383, respectively)                                                      2,521,125           4,437,541
    Available for sale (at estimated market value)                                   37,432,623          54,357,883
    Trading account securities (at estimated market value)                                  ---             263,312
                                                                                 --------------      --------------
                                                          TOTAL INVESTMENTS          39,953,748          59,058,736

Federal funds sold                                                                    3,835,000                 ---
Loans
    Commercial                                                                       26,615,142          31,266,928
    Real Estate                                                                     110,615,979          85,416,495
    Consumer                                                                         49,289,358          45,135,259
                                                                                 --------------      --------------
                                                                                    186,520,479         161,818,682
    Less: Unearned discount                                                           1,113,658           1,170,406
          Reserve for loan losses                                                     2,819,752           2,078,703
                                                                                 --------------      --------------
                                                                  NET LOANS         182,587,069         158,569,573

Premises and equipment                                                                5,860,091           6,021,731
Accrued interest receivable                                                           1,732,996           2,163,119
Other assets                                                                          6,060,971           5,801,638
                                                                                 --------------      --------------

                                                               TOTAL ASSETS      $  248,208,442      $  239,577,242
                                                                                 ==============      ==============

See Auditor's Report and Accompanying Notes to the Consolidated Financial Statements.

SOUTHERN BANCSHARES, LTD.

CONSOLIDATED BALANCE SHEETS

December 31, 1997 and 1996


LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES                                                                            1997                1996
                                                                                 ----------------------------------
Demand deposits                                                                  $   22,812,124      $   19,481,766
Savings deposits and interest-bearing transaction accounts                           89,261,478          88,371,710
Time deposits                                                                       109,716,149         103,252,652
                                                                                 --------------      --------------
                                                             TOTAL DEPOSITS         221,789,751         211,106,128

Federal funds purchased                                                                     ---           3,050,000
Accrued interest payable                                                              1,104,911           1,208,663
Other liabilities                                                                     1,907,450           2,303,125
                                                                                 --------------      --------------
                                                          TOTAL LIABILITIES         224,802,112         217,667,916

STOCKHOLDERS' EQUITY

Common stock - $2.00 par value; 3,000,000 shares authorized;
    600,000 shares issued                                                             1,200,000           1,200,000
Surplus                                                                               1,200,000           1,200,000
Retained earnings                                                                    21,379,476          19,733,457
Treasury stock at cost - 10,693 and 6,803 shares                                       (502,144)           (280,625)
Unrealized net appreciation, available for sale securities                              128,998              56,494
                                                                                 --------------      --------------
                                                 TOTAL STOCKHOLDERS' EQUITY          23,406,330          21,909,326
                                                                                 --------------      --------------

TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY                                                                           $  248,208,442      $  239,577,242
                                                                                 ==============      ==============

See Auditor's Report and Accompanying Notes to the Consolidated Financial Statements.

SOUTHERN BANCSHARES, LTD.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 1997, 1996 and 1995

                                                                      1997               1996               1995
                                                                 --------------------------------------------------
INTEREST INCOME
    Interest and fees on loans                                   $ 15,822,008       $ 11,833,718      $  10,122,542
    Investment securities
       Taxable                                                      2,854,830          3,043,736          2,989,814
       Tax-exempt                                                     179,351            250,703            331,457
    Federal funds sold                                                226,516            205,554            217,937
                                                                 ------------       ------------      -------------
                                      TOTAL INTEREST INCOME        19,082,705         15,333,711         13,661,750
INTEREST EXPENSE
    Deposits                                                        8,711,293          6,526,173          5,275,806
    Federal Reserve borrowings                                        189,721             77,184             42,581
    Federal funds purchased                                            77,984            117,273             17,048
                                                                 ------------       ------------      -------------
                                     TOTAL INTEREST EXPENSE         8,978,998          6,720,630          5,335,435
                                                                 ------------       ------------      -------------
                                        NET INTEREST INCOME        10,103,707          8,613,081          8,326,315
Provision for loan losses                                           1,538,997            370,919            356,000
                                                                 ------------       ------------      -------------
                                  NET INTEREST INCOME AFTER
                                  PROVISION FOR LOAN LOSSES         8,564,710          8,242,162          7,970,315
OTHER INCOME
    Brokerage revenue                                               1,884,535          1,562,713            283,094
    Service charges                                                 1,111,404          1,075,436            980,558
    Trust fees                                                        258,572            219,999            244,498
    Gain (loss) on securities                                         296,936             94,582            (17,203)
    Other                                                           1,361,776            972,194            958,670
                                                                 ------------       ------------      -------------
                                                                    4,913,223          3,924,924          2,449,617
OTHER EXPENSE
    Employee compensation and benefits                              4,613,021          3,708,336          2,819,940
    Net occupancy                                                   1,147,298            861,907            788,145
    FDIC insurance                                                     25,404              2,000            180,314
    Data processing                                                   330,563            264,278            264,108
    Other                                                           3,664,885          2,822,306          1,977,515
                                                                 ------------       ------------      -------------
                                                                    9,781,171          7,658,827          6,030,022
                                                                 ------------       ------------      -------------
                                 INCOME BEFORE INCOME TAXES         3,696,762          4,508,259          4,389,910

Income tax expense                                                  1,282,980          1,502,999          1,386,054
                                                                 ------------       ------------      -------------
                                                 NET INCOME      $  2,413,782       $  3,005,260      $   3,003,856
                                                                 ============       ============      =============
EARNINGS PER COMMON SHARE
    Basic                                                        $       4.08       $       5.06      $        5.05
                                                                 ============       ============      =============
    Diluted                                                      $       4.03       $       5.06      $        5.05
                                                                 ============       ============      =============

See Auditor's Report and Accompanying Notes to the Consolidated Financial Statements.

SOUTHERN BANCSHARES, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 1997, 1996 and 1995

                                                                                                       Net
                                                                                                    Unrealized
                                                                                                   Appreciation
                                                                                                   on Available       Total
                                   Common                         Retained         Treasury          for Sale      Stockholders'
                                   Stock           Surplus        Earnings          Stock           Securities        Equity
                                ------------------------------------------------------------------------------------------------
December 31, 1994               $ 1,200,000      $ 1,200,000    $ 15,268,541     $         0       $  (368,139)     $ 17,300,402
Net income                                                         3,003,856                                           3,003,856
Cash dividends declared
    ($1.30 per share)                                               (772,609)                                           (772,609)
Treasury stock purchases                                                            (235,940)                           (235,940)
Net change in unrealized
    appreciation on available
    for sale securities                                                                                791,400           791,400
                                -----------      -----------    ------------     ------------      -----------      ------------

December 31, 1995                 1,200,000        1,200,000      17,499,788        (235,940)          423,261        20,087,109
Net income                                                         3,005,260                                           3,005,260
Cash dividends declared
    ($1.30 per share)                                               (771,591)                                           (771,591)
Treasury stock purchases                                                             (44,685)                            (44,685)
Net change in unrealized
    appreciation on available
    for sale securities                                                                               (366,767)         (366,767)
                                -----------      -----------    ------------     ------------      -----------      ------------

December 31, 1996                 1,200,000        1,200,000      19,733,457        (280,625)           56,494        21,909,326
Net income                                                         2,413,782                                           2,413,782
Cash dividends declared
    ($1.30 per share)                                               (767,763)                                           (767,763)
Treasury stock purchases                                                            (221,519)                           (221,519)
Net change in unrealized
    appreciation on available
    for sale securities                                                                                 72,504            72,504
                                -----------      -----------    ------------     ------------      -----------      ------------

December 31, 1997               $ 1,200,000      $ 1,200,000    $ 21,379,476     $  (502,144)      $   128,998      $ 23,406,330
                                ===========      ===========    ============     ============      ===========      ============

See Auditor's Report and Accompanying Notes to the Consolidated Financial Statements.

SOUTHERN BANCSHARES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 1997, 1996 and 1995

                                                                        1997              1996               1995
                                                                    ------------      ------------       ------------
OPERATING ACTIVITIES:
NET INCOME                                                          $  2,413,782      $  3,005,260       $  3,003,856
Adjustments to reconcile net income to net cash provided
    by operating activities:
    Provision for loan losses                                          1,538,997           370,919            356,000
    Depreciation expense                                                 606,269           496,593            414,338
    Original issue discount interest                                     (76,613)           (9,175)               ---
    Amortization of premiums and accretion of discounts                   57,113            30,117           (117,265)
    Amortization of Goodwill                                             691,736           202,424             52,569
    Realized securities gains                                           (296,936)          (96,516)            17,203
    Gain on sale of fixed assets                                            (700)              ---               (600)
    Loss on sale of other real estate                                        ---            15,374                ---
    (Increase) decrease in interest receivable                           430,122          (228,115)          (193,478)
    Increase (decrease) in interest payable                             (103,752)          632,166            155,455
    Increase in other assets                                            (951,068)       (1,164,339)           (18,938)
    Increase (decrease) in other liabilities                            (448,142)          178,481            260,269
    Net (increase) decrease in trading account securities                263,312          (206,174)               ---
                                                                    ------------      ------------       ------------

                NET CASH PROVIDED BY OPERATING ACTIVITIES           $  4,124,120      $  3,227,015       $  3,929,409

INVESTING ACTIVITIES:

    Net increase in federal funds sold                              $ (3,835,000)     $        ---       $  1,650,000
    Net increase in loans                                            (25,556,493)      (46,167,560)        (7,878,065)
    Proceeds from maturities of held-to-maturity
    securities                                                         1,668,333         2,592,333         10,293,334
    Purchases of held-to-maturity securities                                 ---          (850,000)       (14,425,276)
    Proceeds from maturities of available-for-sale
       securities                                                     16,685,401         8,974,596          6,292,769
    Proceeds from sales of available-for-sale
    securities                                                        10,050,788         6,777,585            482,700
    Purchases of available-for-sale securities                        (9,121,439)      (25,667,508)        (1,919,359)
    Purchases of property and equipment                                 (444,629)       (2,011,784)        (1,233,077)
    Proceeds from the sale of fixed assets                                   700               ---                600
    Proceeds from the sale of other real estate owned                        ---            91,295                ---
    Cash and cash equivalents of acquired
       institutions, net of cash paid                                        ---           304,756           (179,641)
    Premium on the acquisition of deposits                                   ---        (3,107,445)               ---
                                                                    ------------      ------------       ------------

                    NET CASH USED IN INVESTING ACTIVITIES           $(10,552,339)     $(59,063,732)      $ (6,916,015)


See Auditor's Report and Accompanying Notes to the Consolidated Financial Statements.

SOUTHERN BANCSHARES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 1997, 1996 and 1995

                                                                         1997             1996              1995
                                                                    -----------------------------------------------
FINANCING ACTIVITIES:
    Net increase (decrease) in federal funds purchased              $ (3,050,000)    $     50,000      $  3,000,000
    Net increase in deposits                                          10,683,623       57,815,703           110,006
    Treasury stock purchased                                            (221,519)         (44,685)         (235,940)
    Cash dividends paid                                                 (767,763)        (771,591)         (772,609)
                                                                    ------------     ------------      ------------

             NET CASH PROVIDED BY FINANCING ACTIVITIES              $  6,644,341     $ 57,049,427      $  2,101,457

Increase (decrease) in cash and cash equivalents                         216,122        1,212,710          (885,149)
Cash and cash equivalents at beginning of year                         7,962,445        6,749,735         7,634,884
                                                                    ------------     ------------      ------------

Cash and cash equivalents at end of year                            $  8,178,567     $  7,962,445      $  6,749,735
                                                                    ============     ============      ============

See Auditor's Report and Accompanying Notes to the Consolidated Financial Statements.

SOUTHERN BANCSHARES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997

NOTE 1.    SIGNIFICANT ACCOUNTING POLICIES

           Nature of Operations
           --------------------

           Southern Bancshares, Ltd. (the Company), is a registered bank holding company. The Company currently owns all the outstanding capital stock of First National Bank and Trust Company of Carbondale (the Bank) which provides banking products and services primarily in Southern Illinois. The Bank currently owns all the outstanding capital stock of D. R. Hancock and Company, Inc. which is an introducing broker-dealer providing brokerage services primarily in Southern Illinois and Western Kentucky, Rex Loan Company, Inc. which provides financial services in Southern Illinois and First Insurance Group, Inc. which provides insurance products and services in Southern Illinois. The Company primarily serves consumers and small-to-midsized businesses as a community bank. The accounting and reporting policies of the Company conform to generally accepted accounting principles. Following is a summary of the more significant of those policies.

           Principles of Consolidation
           ---------------------------

           The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts have been eliminated in consolidation.

           Use of Estimates
           ----------------

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

           Investment Securities
           ---------------------

           The Company categorizes each security within its portfolio into one of three permitted classifications at the time of purchase and reevaluates such designation as of each balance sheet date.

SOUTHERN BANCSHARES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997


           Held-to-maturity securities are purchased with the ability and positive intent to hold to maturity. Such securities are carried at cost, adjusted for amortization of premiums and accretion of discounts. The adjusted cost of specific securities is used to compute gains and losses on sales or redemptions. Dividends and interest income are included in interest income.

           Trading securities, including options used in trading activities, are purchased with the intent to resale within a short period of time in anticipation of short-term market movements, and are stated at estimated market value. Gains and losses, both realized and unrealized, on trading securities are included in other non-interest income. Dividends and interest income are included in interest income.

           Available for-sale-securities include all debt securities not classified as held-to-maturity or trading and marketable equity securities not classified as trading. Available-for-sale securities are stated at estimated market value. Unrealized holding gains and losses are reported net of taxes as a separate component of stockholders' equity until realized. Realized gains and losses are computed based on cost adjusted for amortization of premiums and accretion of discounts and included in other non-interest income. Dividends and interest income are included in interest income.

           Loans and Reserve for Loan Losses
           ---------------------------------

           Loans are stated at the amount of unpaid principal, reduced by unearned discount and an allowance for loan losses. Unearned discount on installment loans is recognized as income over the terms of the loans by the sum of the months digit method. Interest on other loans is calculated by using the simple interest method on balances of the principal amount outstanding. It is the Bank's policy to discontinue the accrual of interest when full collectibility of principal or interest is doubtful. Interest income on such loans is subsequently recognized only in the period in which payments are received.

           The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on

SOUTHERN BANCSHARES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997


           evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions and trends that may affect the borrowers' ability to pay.

           Premises and Equipment
           ----------------------

           Premises and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are computed using straight-line and accelerated methods over the estimated useful lives of the assets.

           Intangible Assets
           -----------------

           Intangible assets consist principally of goodwill and deposit premiums which represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Intangible assets are amortized on straight-line and accelerated methods over the estimated periods to be benefited.

           Foreclosed Property
           -------------------

           Real estate acquired through foreclosure or deed in lieu of foreclosure is carried at the lower of the recorded investment in the loan for which the property previously served as collateral or the current appraised value of the foreclosed property. Any loss incurred at the time of acquisition or reclassification is charged to the reserve for loan losses. Losses resulting from disposition or periodic reevaluation of foreclosed property are charged to expense in the current period.

           Income Taxes
           ------------

           Income taxes are accounted for under the asset and liability method in which deferred income taxes are recognized as a result of temporary differences between the financial reporting basis and the tax basis of the assets and liabilities of the Company.

SOUTHERN BANCSHARES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997


           The Company and its subsidiaries file a consolidated federal income tax return. Each subsidiary provides for income taxes on a separate return basis, and remits to the Company amounts determined to be currently payable.

           Cash and Cash Equivalents
           -------------------------

           For the purpose of presentation in the statement of cash flows, the Company considers cash and demand deposits at other financial institutions and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash paid for interest and income taxes were as follows:

                                     1997           1996           1995
                                 -----------------------------------------
               Interest          $ 9,082,750    $ 6,085,142    $ 5,179,980
               Income Taxes      $ 1,505,000    $ 1,608,000    $ 1,526,000

           Reclassifications
           -----------------

           Certain amounts in 1996 have been reclassified to conform with the 1997 presentation.


NOTE 2.    ACQUISITIONS

           On October 25, 1995, the Bank acquired all of the outstanding shares of common stock of D. R. Hancock and Company, Inc., an investment securities brokerage. The acquisition was accounted for under the purchase method, the aggregate consideration paid, costs capitalized and future minimum payments accrued was $405,853.

           The net fair value of assets in excess of liabilities acquired was $123,133. The recorded excess of cost over the fair value of net assets acquired (Goodwill) at the date of acquisition was $282,720. The Goodwill recorded is being amortized on a straight line basis over 15 years. The amount of Goodwill net of accumulated amortization included in other assets was $846,800 and $259,156 at December 31, 1997 and 1996, respectively.

SOUTHERN BANCSHARES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997


           In addition to an initial payment of $200,000 made in 1995, the Bank made additional guaranteed and contingent payments to shareholders of
           D. R. Hancock and Company, Inc. of $800,000 in 1997.

           On June 1, 1996, the Bank acquired all of the outstanding shares of common stock of Rex Loan Company, Inc., a personal finance company. The acquisition was accounted for under the purchase method, the aggregate consideration paid, costs capitalized and future payments accrued was $653,986.

           The net fair value of assets in excess of liabilities was $588,181. The recorded excess of cost over the fair value of net assets acquired (Goodwill) at the date of acquisition was $65,805. The Goodwill recorded is being amortized on a straight line basis over 5 years. The amount of Goodwill net of accumulated amortization included in other assets was $44,967 and $58,128 at December 31, 1997 and 1996, respectively.

           On November 8, 1996, the Bank acquired all of the outstanding shares of common stock of First Insurance Group, Inc., formally Gentry-Couch, Inc., an insurance agency. The acquisition was accounted for under the purchase method, the aggregate consideration paid, costs capitalized and future payments accrued was $119,835.

           The net fair value of assets in excess of liabilities acquired was $(177,895). The recorded excess of cost over the fair value of net assets acquired (Goodwill) at the date of acquisition was $297,730. The Goodwill recorded is being amortized on a straight line basis over 10 years. The amount of Goodwill net of accumulated amortization included in other assets was $267,495 and $293,010 at December 31, 1997 and 1996, respectively.

           On November 8, 1996, the Bank acquired assets and liabilities of a branch of First of America Bank-Illinois, in Mt. Vernon, Illinois. The acquisition was accounted for under the purchase method. The Bank acquired $2,378,981 in tangible assets and assumed $39,249,614 in liabilities.

           A premium of $2,607,445 was paid for the assumption of liabilities and $500,000 for a covenant not to compete. The premium on deposits recorded is being amortized on a straight line basis over 10 years. The covenant not to compete

SOUTHERN BANCSHARES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997


           recorded is being amortized on the double declining method over 2 years. The amount of deposit premium net of accumulated amortization was $2,303,243 and $2,563,988 and covenant not to compete net of accumulated amortization was $146,665 and $420,139 which was included in other assets at December 31, 1997 and 1996, respectively.

           Results of operations of the acquired companies subject to purchase accounting treatment are included from dates of acquisition. Pro forma condensed results of operations as if purchase acquisitions were consummated as of the beginning of the period have been omitted due to the immaterial effect on operations.


NOTE 3.    RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

           The Company's Banking Subsidiary is required to maintain an average reserve balance with the Federal Reserve Bank. The average amount of this reserve balance for the years ended December 31, 1997 and 1996 was approximately $3,227,000 and $2,551,000, respectively.


NOTE 4.    INVESTMENT SECURITIES

           In December 1995, the Company reassessed the classification of its investment portfolio, in accordance with guidance issued by the Financial Accounting Standards Board, an reclassified securities with a total amortized cost of $14,598,173 from held to maturity to available for sale. The reclassified securities included securities with unrealized gains totaling $153,738 and unrealized losses totaling $79,331.

           The amortized cost and estimated market values of held-to-maturity investment securities at December 31, 1997 are as follows:

                                    Amortized    Unrealized   Unrealized      Market
                                       Cost         Gains       Losses        Value
                                   ---------------------------------------------------
           State and Municipal     $ 2,521,125   $   34,520   $    3,638   $ 2,552,007
                                   ===========   ==========   ==========   ===========

SOUTHERN BANCSHARES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997


           The amortized cost and estimated market values of held-to-maturity investment securities at December 31, 1996 are as follows:

                                     Amortized    Unrealized   Unrealized      Market
                                        Cost         Gains       Losses         Value
                                    ----------------------------------------------------
           State and Municipal      $  4,437,541  $    9,861   $   34,019   $  4,413,383
                                    ============  ==========   ==========   ============

           The amortized cost and estimated market values of available-for-sale investment securities at December 31, 1997 are as follows:

                                           Amortized    Unrealized   Unrealized      Market
                                             Cost          Gains       Losses         Value
                                          ----------------------------------------------------
           U.S. Treasury                  $  1,989,973  $      ---   $      462   $  1,989,511
           U.S. Government Agencies         31,435,679     273,771       48,557     31,660,893
           State and Municipal                 482,847       8,144        2,848        488,143
           Mortgage Backed Securities        1,994,996       2,386       21,423      1,975,959
           Other                             1,318,560         ---          443      1,318,117
                                          ------------  ----------   ----------   ------------
                                          $ 37,222,055  $  284,301   $   73,733   $ 37,432,623
                                          ============  ==========   ==========   ============

           The amortized cost and estimated market values of available-for-sale investment securities at December 31, 1996 are as follows:

                                             Amortized    Unrealized   Unrealized      Market
                                               Cost          Gains       Losses         Value
                                            ----------------------------------------------------
           U.S. Treasury                    $    298,662  $    1,525   $      ---   $    300,187
           U.S. Government Agencies           49,884,473     337,724      215,425     50,006,772
           State and Municipal                   503,871      14,279        6,104        512,046
           Mortgage Backed Securities          2,417,914       4,156       48,275      2,373,795
           Other                               1,167,366         ---        2,283      1,165,083
                                            ------------  ----------   ----------   ------------
                                            $ 54,272,286  $  357,684   $  272,087   $ 54,357,883
                                            ============  ==========   ==========   ============

           The amortized cost and approximate market value of held-to-maturity securities at December 31, 1997, by contractual maturity, are shown below. Expected

SOUTHERN BANCSHARES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997


           maturities will differ from contractual maturities because borrowers may have the right to repay obligations without prepayment penalties.

                                                        Amortized Cost     Market Value
                                                        --------------------------------
           Due in one year or less                      $    1,048,507    $    1,051,138
           Due after one year through five years             1,297,618         1,319,160
           Due after five years through ten years              175,000           181,709
                                                        --------------    --------------
                                                        $    2,521,125    $    2,552,007
                                                        ==============    ==============

           The amortized cost and approximate market value of available-for-sale securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to repay obligations without prepayment penalties.

                                                         Amortized Cost     Market Value
                                                         --------------------------------
           Due in one year or less                       $    7,703,814    $    7,723,432
           Due after one year through five years             27,066,119        27,267,318
           Due after five years through ten years             1,060,138         1,050,824
           Due after ten years                                1,391,984         1,391,049
                                                         --------------    --------------
                                                         $   37,222,055    $   37,432,623
                                                         ==============    ==============

           Mortgage backed securities at December 31, 1997, with a book value of $1,994,996 and a market value of $1,975,979 are included in the maturity distribution table for available-for-sale securities based on contractual maturity.

           The following is a summary of sales of available-for-sale debt securities:

                                                 Year Ended December 31,
                                     -----------------------------------------------
                                          1997             1996             1995
                                     -------------    -------------    -------------
           Proceeds from sales       $  10,050,788    $   6,777,585    $     482,700
           Gross gains                     203,542           62,330                0
           Gross losses                        700           13,827           17,203


SOUTHERN BANCSHARES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997


           Investment securities with a book value of $34,799,369 and market value of $35,011,766 at December 31, 1997 were pledged to secure public deposits and for other purposes.


NOTE 5.    LOANS

           The following summarizes activity in the reserve for loan losses:

                                                                   1997            1996            1995
                                                              ---------------------------------------------
           Balance at beginning of year                       $   2,078,703   $   1,940,287   $   1,569,628
              Loans charged off                                    (951,010)       (318,702)        (77,200)
              Recoveries on loans previously charged off            153,062          84,979          91,859
                                                              -------------   -------------   -------------
              Net charge-offs                                      (797,948)       (233,723)         14,659
              Provision charged to expense                        1,538,997         370,918         356,000
              Reserve of acquired subsidiary                            ---           1,221             ---
                                                              -------------   -------------   -------------
           Balance at end of year                             $   2,819,752   $   2,078,703   $   1,940,287
                                                              =============   =============   =============

           Nonperforming assets, consisting of nonperforming loans and foreclosed property are summarized as follows:

                                                                         December 31,
                                                                -----------------------------
                                                                    1997             1996
                                                                ------------     ------------
           Non-accrual loans                                    $    752,237     $    661,217
           Past due 90 days or more                                  220,274          180,080
                                                                ------------     ------------
                            Total Non Performing Loans               972,511          841,297
           Foreclosed property                                       322,911          108,918
                                                                ------------     ------------
                            Total Non Performing Assets         $  1,295,422     $    950,215
                                                                ============     ============

           Certain directors and officers or enterprises in which said individuals have beneficial interests are also loan customers of the Company. Such loans are made in the normal course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons. The total of loans outstanding to directors,

SOUTHERN BANCSHARES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997


           officers or their beneficial interests was $2,421,667 and $1,498,335 at December 31, 1997 and 1996, respectively.

           At December 31, 1997, the Bank had a $8,184,825 line of credit with Federal Home Loan Bank of Chicago which was secured by loans with a book value of $60,726,000 at December 31, 1997. There was no outstanding balance on this line of credit as of December 31, 1997.

           The recorded investment in loans that are considered impaired totaled $944,242 and $246,779 at December 31, 1997 and 1996, respectively.
           The allowance for loan losses included approximately $135,000 allocated to $150,000 of the impaired loans at December 31, 1996. No specific reserve was allocated to the $944,242 and the remaining $96,770 of impaired loans at December 31, 1997 and 1996, respectively. The average recorded investment in certain impaired loans for the years ended December 31, 1997, 1996 and 1995 was approximately $935,000, $309,000 and $0, respectively. The cash basis interest income recognized on impaired loans, during the time they were impaired, was not significant.


NOTE 6.    PREMISES AND EQUIPMENT

           Premises and equipment consist of:

                                                      December 31, 1997
                                        ----------------------------------------------
                                                         Accumulated       Net Book
                                             Cost        Depreciation        Value
                                        -------------   -------------    -------------
           Land                         $     657,550   $         ---    $     657,550
           Building                         5,904,254       1,952,215        3,952,039
           Furniture and fixtures           4,609,168       3,358,666        1,250,502
                                        -------------   -------------    -------------
                                        $  11,170,972   $   5,310,881    $   5,860,091
                                        =============   =============    =============


                                                      December 31, 1996
                                        ----------------------------------------------
                                                         Accumulated       Net Book
                                             Cost        Depreciation        Value
                                        -------------   -------------    -------------
           Land                         $     657,550   $         ---    $     657,550
           Building                         5,812,485       1,733,819        4,078,666
           Furniture and fixtures           4,256,308       2,970,793        1,285,515
                                        -------------   -------------    -------------
                                        $  10,726,343   $   4,704,612    $   6,021,731
                                        =============   =============    =============

SOUTHERN BANCSHARES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997


           Depreciation charged to expense amounted to $606,269, $496,593 and $414,338 in 1997, 1996 and 1995, respectively.


NOTE 7.    INTANGIBLE ASSETS

           Intangible assets included in other assets consists of:

                                                                       December 31, 1997
                                                           ------------------------------------------
                                                                          Accumulated      Net Book
                                                               Cost       Amortization       Value
                                                           ------------   ------------   ------------
           Goodwill - DeSoto Bancshares, Inc.              $    717,844   $    155,532   $    562,312
           Goodwill - D.R. Hancock and Co., Inc.                936,349         89,549        846,800
           Goodwill - Rex Loan Co., Inc.                         65,805         20,838         44,967
           Goodwill - First Insurance Group, Inc.               297,730         30,235        267,495
           Premium on deposits - First Of America -
               Illinois                                       2,607,445        304,202      2,303,243
           Covenant Not To Compete - First of
               America - Illinois                               500,000        353,335        146,665
                                                           ------------   ------------   ------------
                                                           $  5,125,173   $    953,691   $  4,171,482
                                                           ============   ============   ============

SOUTHERN BANCSHARES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997

                                                                       December 31, 1996
                                                           --------------------------------------------
                                                                          Accumulated        Net Book
                                                               Cost       Amortization         Value
                                                           ------------   ------------    -------------
           Goodwill - DeSoto Bancshares, Inc.              $    717,844   $    107,676    $     610,168
           Goodwill - D.R. Hancock and Co., Inc.                282,720         23,564          259,156
           Goodwill - Rex Loan Co., Inc.                         65,805          7,677           58,128
           Goodwill - First Insurance Group, Inc.               297,730          4,720          293,010
           Premium on deposits - First Of America -
               Illinois                                       2,607,445         43,457        2,563,988
           Covenant Not To Compete - First of
               America - Illinois                               500,000         79,861          420,139
                                                           ------------   ------------    -------------
                                                           $  4,471,544   $    266,955    $   4,204,589
                                                           ============   ============    =============

           Goodwill - DeSoto Bancshares, Inc. was acquired when the Company acquired all the outstanding shares of DeSoto Bancshares, Inc. on October 1, 1994. It is being amortized on a straight line basis over 15 years.


NOTE 8.    TIME DEPOSITS

           Time deposits were comprised of the following:

                                                                  December 31,
                                                        --------------------------------
                                                             1997               1996
                                                        --------------    --------------
           Time deposits less than $100,000             $   89,157,041    $   87,965,405
           Time deposits $100,000 or more                   20,559,108        15,287,247
                                                        --------------    --------------
                                                        $  109,716,149    $  103,252,652
                                                        ==============    ==============

           The maturity of time deposits at December 31, 1997, for the years 1998 through 2002 were $89,876,575, $14,265,985, $3,108,076,
           $2,103,588 and $360,609, respectively.

SOUTHERN BANCSHARES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997


NOTE 9.    INCOME TAXES

           Income tax expense is summarized as follows:

                                          1997           1996            1995
                                      ------------   ------------    ------------
           Current                    $  1,607,402   $  1,683,140    $  1,549,280
           Deferred                       (324,422)      (180,141)       (163,226)
                                      ------------   ------------    ------------
           Income Tax Expense         $  1,282,980   $  1,502,999    $  1,386,054
                                      ============   ============    ============

           A reconciliation of the statutory federal income tax rate with the effective tax rate is as follows:

                                                     1997        1996        1995
                                                   --------------------------------
           Statutory Rate                           34.0 %      34.0 %      34.0 %
           Tax Exempt Interest                      (2.7)%      (2.2)%      (2.9)%
           Reserve for Loan Losses                   6.6 %       1.1 %       2.8 %
           Amortization of Intangible Assets         4.5 %       1.3 %       0.4 %
           State Tax, Net of Federal Benefit         1.3 %       0.7 %       --- %
           Other, Net                               (9.0)%      (1.6)%      (2.7)%
                                                   --------    --------    --------
                                                    34.7 %      33.3 %      31.6 %
                                                   ========    ========    ========

SOUTHERN BANCSHARES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997


           As of December 31, 1997 and 1996, the Company's deferred tax asset account was comprised of the following:

                                                                            1997            1996
                                                                       -----------------------------
           Deferred tax assets:
             Reserve for loan losses                                   $     959,073    $    682,496
             Other                                                           290,560         110,532
                                                                       -------------    ------------
           Total deferred tax assets before valuation allowance            1,249,633         793,028
           Valuation allowance for deferred tax assets                      (228,484)       (200,823)
                                                                       -------------    ------------
                                       Total Deferred Tax Assets           1,021,149         592,205
           Deferred tax liabilities:
              Tax over book depreciation                               $     473,188    $    447,789
              Investment accounting adjustments                               63,867          33,155
              Unrealized net appreciation, securities                         81,570          33,159
                                                                       -------------    ------------
                                  Total deferred tax liabilities             618,625         514,103
                                                                       -------------    ------------
                                         Net Deferred Tax Assets       $     402,524    $     78,102
                                                                       =============    ============


NOTE 10.   EMPLOYEE BENEFITS PLANS

           The Company maintains a non-statutory stock option plan that enables a committee of the Board of Directors to grant stock options to Directors and officers of the Company and its subsidiaries. A total of 60,000 options on common shares are available to be granted pursuant to the plan. Stock options may be granted at a price not less than the fair market value of the Company's common shares at the date of grant for terms up to, but not exceeding ten years from the date of grant. Vesting is established in eight annual installments beginning one year after the date of the grant. Options are cancelable within defined periods based upon the reason for termination of employment. SFAS No. 123, "Accounting for Stock-Based Compensation," encourages the use of a fair value-based method to account for stock-based compensation plans such as the Company's stock option plan. As allowed by SFAS No. 123, however, the Company has elected to continue to follow prior standards in accounting for its stock options. Under these standards, since the exercise price of the Company's

SOUTHERN BANCSHARES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997


           stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

           If compensation expense is not recorded, pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that statement. The fair value for these options was established at the date using an option pricing model with the following assumptions for 1997: Risk free interest rate of 5.78%, expected dividends of $.325 a quarter on the stock and weighted average expected life of the options of eight (8) years. The Company's pro forma information for the year ended December 31, 1997 is as follows:

                                                  1997
                                              ------------
           Income as reported                 $  2,413,782
                                              ============
           Pro forma net income               $  2,204,403
                                              ============

           Pro forma earnings per share
              Basic                           $       3.72
                                              ============
              Diluted                         $       3.68
                                              ============

           A summary of the Company's stock options and related information for the year ended December 31, 1997 were as follows:

                                                                  1997
                                                    --------------------------------
                                                                        Average
                                                      Options        Exercise Price
                                                    -----------     ----------------
           Outstanding beginning of year                  ---
           Granted                                     42,781             $ 60
                                                    -----------
           Outstanding at end of year                  42,781             $ 60
                                                    ===========
           Exercisable at end of year                     ---             $ 60
                                                    ===========

           Compensation expense related to stock options was $209,379 for the year ended December 31, 1997.

SOUTHERN BANCSHARES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997


           An employee stock ownership plan is in effect for substantially all full-time Bank employees. The Plan is nonleveraged and all shares of Company stock have been allocated to Plan participants. All shares held by the Plan are treated as outstanding for computation of earnings per share. Contributions to the employee stock ownership plan are made at the discretion of the Board of Directors. There were no contributions made to this plan for the years ended December 31, 1997, 1996 and 1995.

           The employee stock ownership plan was amended to provide for all participants to become 100% vested in their accrued benefits as of the date of a change in control. A change in control occurs on the date in which a single entity or person acquires or accumulates, directly or indirectly, more than 50% of the outstanding shares of the Company.

           The Bank has a salary reduction plan which covers substantially all employees of the Bank meeting certain age and length of service requirements. The Bank makes contributions to this plan in an amount equal to 25% of employee contributions, subject to certain limitations. Such contributions amounted to $12,936, $10,854 and $6,854 for the years ended December 31, 1997, 1996 and 1995, respectively.

           The Bank adopted a Deferred Compensation Plan during 1995 covering four members of Senior Management. Plan expense is accrued ratably during the period of service. The amount charged to expense was $74,500, $87,000 and $87,000 during the years ended December 31, 1997, 1996 and 1995, respectively.

           D. R. Hancock and Company, Inc. has a salary reduction simplified employee pension plan covering substantially all employees. Contributions made to the plan for the year ended December 31, 1997 and 1996 were $23,810 and $21,840, respectively.

           First Insurance Group, Inc. has a simplified employee pension plan covering substantially all employees. Contributions made to the plan for the year ended December 31, 1997 and 1996 were $8,850 and $200, respectively.

SOUTHERN BANCSHARES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997


NOTE 11.   STOCKHOLDER RIGHTS PLAN

           On August 22, 1991, the Board of Directors of Southern Bancshares, Ltd. declared a distribution of one common stock purchase right for each share of the Company's common stock. The common stock purchase rights expire in seven years. The rights become exercisable and will trade separately from the common stock on the 10th day after public announcement that a person or group has acquired 22.5 percent or more of the outstanding shares of common stock, or upon commencement or announcement of intent to make a tender offer for 22.5 percent or more of the outstanding shares of common stock without prior written consent of the Board.

           When exercisable, each right will entitle the holder to buy one share of common stock at an exercise price of $45 per right. The rights may be redeemed by the Company, in certain circumstances, by action of the Board of Directors at a redemption price of $.01 per right. In the event a person acquires beneficial ownership of 22.5% or more but less than 50% of the Company's common stock, the Board of Directors of the Company may elect to exchange all of the then outstanding rights (other than rights which have become void under the terms of the agreement) for shares of common stock of the Company at an exchange ratio of one share of common stock per right, subject to adjustment in order to protect the interest of the holders of rights.


NOTE 12.   FAIR VALUE OF FINANCIAL INSTRUMENTS

           FAS No. 107 "Disclosures About Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Intangible values assigned to customer relationships are not included in reported

SOUTHERN BANCSHARES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997


           fair values. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying value of the Company.

           The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

           Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and due from banks approximate those assets fair values.

           Held-to-maturity, available-for-sale and trading securities: Fair values for held-to-maturity, available-for-sale and trading securities are based on quoted market prices or dealer quotes, where available. If quoted market prices are not available for a specific security, fair values are based on quoted market prices of comparable instruments.

           Federal funds sold: The carrying amounts of federal funds sold approximates fair market value at the reporting date.

           Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for fixed-rate loans are estimated using discounted cash flow analyses, applying interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The fair values for non-performing loans are estimated using assumptions regarding current assessments of collectibility and historical loss experience.

           Deposits: The fair values disclosed for deposits generally payable on demand such as non-interest checking accounts, savings and NOW accounts and money market deposit accounts, are by definition, equal to the amount payable on demand at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of similar remaining maturities to a schedule of aggregated monthly maturities on time deposits.

           Federal funds purchased: The carrying amounts of federal funds purchased approximates fair market value at the reporting date.

SOUTHERN BANCSHARES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997


           The estimated fair values of the Company's financial instruments were as follows:

                                                           December 31, 1997
                                                  -----------------------------------
                                                  Carrying Amount        Fair Value
                                                  ---------------     ---------------

           Cash and cash equivalents              $     8,178,567     $     8,178,567
           Held-to-maturity securities            $       510,701     $     2,552,007
           Available-for-sale securities          $    39,443,047     $    39,443,047
           Federal funds sold                     $     3,835,000     $     3,835,000
           Loans                                  $   182,587,069     $   182,696,772
           Deposits                               $   221,789,751     $   221,717,012


                                                           December 31, 1996
                                                  -----------------------------------
                                                  Carrying Amount        Fair Value
                                                  ---------------     ---------------

           Cash and cash equivalents              $     7,962,445     $     7,962,445
           Held-to-maturity securities            $     4,437,541     $     4,413,383
           Available-for-sale securities          $    54,357,883     $    54,357,883
           Trading securities                     $       263,312     $       263,312
           Loans                                  $   158,569,573     $   158,804,726
           Deposits                               $   211,106,128     $   211,069,712
           Federal funds purchased                $     3,050,000     $     3,050,000


NOTE 13.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

           In the normal course of business, the Company utilizes a variety of off-balance sheet financial instruments to service the financial needs of customers and to manage the Company's overall asset/liability position. This activity includes commitments to extend credit, and standby and commercial letters of credit. Each of these instruments involve varying degrees of risk. As such, the contract or notional amounts of these instruments may or may not be an appropriate indicator of the credit or market risk associated with these instruments.

SOUTHERN BANCSHARES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997


           Credit risk exposure from standby and commercial letters of credit is minimized by subjecting these off-balance sheet instruments to the same credit policies and underwriting standards used when making loans or committing to extend credit. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on such evaluations. Acceptable collateral includes cash or cash equivalents, marketable securities, deeds of trust, receivables, inventory, fixed assets and financial guarantees.

           Generally accepted accounting principles recognize these instruments as contingent obligations or off-balance sheet items and accordingly, the contract or notional amounts are not reflected in the consolidated financial statements.

           Provided below is a summary of the Company's off-balance sheet financial instruments at December 31, 1997 and 1996.

                                                                      December 31,
                                                                 1997              1996
                                                            -------------     -------------
           Undisbursed lines of credit                      $  11,272,554     $  12,533,861
           Standby letters of credit                              103,940           140,440
           Credit card contingent liability                     3,483,643         3,600,497
           Recourse loans (secondary market)                    1,355,000           596,680
                                                            -------------     -------------
                          Total Contingent Liabilities      $  16,215,137     $  16,871,478
                                                            =============     =============

        A loan commitment represents a contractual agreement to lend up to a specified amount, over a stated period of time as long as there is no violation of any condition established in the contract, and generally requires the payment of a fee. Standby letters of credit are issued to improve a customer's credit standing with third parties, whereby the Company agrees to honor a financial commitment by issuing a guarantee to third parties in the event the Company's customer fails to perform. Since the majority of the loan commitments and virtually all of the standby letters of credit are expected to expire unfunded, the total commitment amounts do not represent future cash requirements. Interest rates, in the event funding of the aforementioned commitments are required, are predominately based on floating rates or prevailing market rates at the time such commitments

SOUTHERN BANCSHARES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997


           are funded. Substantially all of these commitments expire in 1 year unless renewed by the Company.


NOTE 14.   REGULATORY CAPITAL

           The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, that if undertaken, could have a direct material affect on the Company. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet certain specific capital guidelines involving quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification under the prompt corrective guidelines are also subject to quantitative judgments by the regulators about components, risk weightings, and other factors.

           Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of: total risk-based capital to risk-weighted assets (as defined in the regulations), Tier 1 capital to risk-weighted assets (as defined), and Tier 1 capital to average total assets (as defined).

           The Bank's regulatory capital (dollars in thousands) is summarized as follows:

                                           December 31,      December 31,
                                               1997              1996
                                           ------------------------------
           Tier I capital                  $     19,203      $     17,717
                                           ============      ============
           Tier II capital                 $      2,018      $      1,855
                                           ============      ============

           Total risk based capital        $     20,614      $     18,258
                                           ============      ============

           Risk weighted assets            $    160,687      $    148,231
                                           ============      ============

SOUTHERN BANCSHARES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997

                                             Regulatory Minimums
                                      -------------------------------
                                        Adequately           Well          December 31,       December 31,
                                       Capitalized       Capitalized           1997               1996
                                      -------------     -------------     --------------     --------------
           Risk based capital ratios:
              Tier I                        4%                6%                12%                12%
              Total                         8%               10%                13%                12%
           Tier I leverage ratio            4%                5%                 8%                 8%


           The Bank's risk-based capital and Tier I leverage ratios substantially exceed the regulatory required minimums.


NOTE 15.   EARNINGS PER COMMON SHARE

           Effective December 31, 1997, the Company adopted SFAS No. 128, "Earnings Per Share", which establishes standards for computing and presenting earnings per share ("EPS"). SFAS 128 replaces the presentation of primary EPS with Basic EPS and fully diluted EPS with diluted BPS. Basic BPS excludes dilution and is calculated by dividing income applicable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed similarly to fully diluted EPS except that it assumes the conversion into common stock of outstanding stock options as computed under the Treasury Stock method. All periods presented have been restated to conform with SFAS No. 128.

SOUTHERN BANCSHARES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997


           The Company's earnings per common share are summarized as follows:

                                                                 1997            1996            1995
                                                             ------------    ------------    ------------
           Numerator
              Net Income                                     $  2,413,782    $  3,005,260    $  3,003,856
                                                             ============    ============    ============

           Denominator
              Weighted Average Shares Outstanding                 591,825         593,746         594,895
           Effect of dilative securities
              Stock options                                         7,150             ---             ---
                                                             ------------    ------------    ------------
           Denominator for dilative earnings per share
              - adjusted weighted-average shares after
              assumed conversions                                 598,975         593,746         594,895
                                                             ============    ============    ============

           Basic Earnings Per Share                          $       4.08    $       5.06    $       5.05
                                                             ============    ============    ============

           Diluted Earnings Per Share                        $       4.03    $       5.06    $       5.05
                                                             ============    ============    ============


NOTE 16.   CONTINGENT LIABILITIES

           The Company and its subsidiary are parties to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial position.


NOTE 17.   RESTRICTED NET ASSETS

           Certain restrictions exist regarding the ability of the Bank subsidiary to transfer funds to the Company in the form of cash dividends. The dividends, as of December 31, 1997, that the Bank could declare, without the prior approval of the Comptroller of the Currency, amounted to approximately $5,316,228.

SOUTHERN BANCSHARES, LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

June 30, 1998 and 1997

                                                                     1998          1997
                                                                  ------------------------
                                                                   (Dollars in Thousands)
ASSETS
Cash and due from banks                                           $    8,591    $    7,532
Securities
     Held to maturity                                                  2,162         3,682
     Available for sale (at estimated market value)                   41,044        43,402
                                                                  ----------    ----------
                                      TOTAL INVESTMENTS           $   43,206    $   47,084

Federal funds sold                                                $      ---    $      500

Loans                                                                186,033       182,816
Less:  Reserve for loan losses                                        (2,652)       (2,163)
                                                                  ----------    ----------
                                              NET LOANS           $  183,381    $  180,653

Premises and equipment                                            $    5,700    $    5,749
Other assets                                                           7,258         7,522
                                                                  ----------    ----------

                                           TOTAL ASSETS           $  248,136    $  249,040
                                                                  ==========    ==========

See Auditor's Report and Accompanying Notes to Condensed Consolidated Financial Statements

SOUTHERN BANCSHARES, LTD.

(UNAUDITED)

June 30, 1998 and 1997


LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                        1998          1997
                                                                     ------------------------
                                                                      (Dollars in Thousands)
LIABILITIES

Deposits                                                             $  220,164    $  217,576
Federal funds purchased                                                   1,193           ---
Borrowings                                                                  ---         6,085
Other liabilities                                                         2,077         2,549
                                                                     ----------    ----------
                                             TOTAL LIABILITIES       $  223,434    $  226,210

SHAREHOLDERS' EQUITY

Common stock - $2.00 par value; 3,000,000 shares authorized;
     600,000 shares issued                                           $    1,200    $    1,200
Surplus                                                                   1,200         1,200
Retained earnings                                                        22,813        20,924
Treasury stock at cost - 10,693 and 7,203 shares                           (502)         (301)
Unrealized net appreciation, available for sale securities                   (9)         (193)
                                                                     ----------    ----------
                                    TOTAL STOCKHOLDERS' EQUITY       $   24,702    $   22,830
                                                                     ----------    ----------

                    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY       $  248,136    $  249,040
                                                                     ==========    ==========

See Auditor's Report and Accompanying Notes to Condensed Consolidated Financial Statements

SOUTHERN BANCSHARES, LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

Six Months Ended June 30, 1998 and 1997

                                                            1998         1997
                                                         ----------------------
                                                         (Dollars in Thousands)
INTEREST INCOME
     Interest and fees on loans                          $   7,781    $   7,270
     Investment securities
         Taxable                                             1,269        1,577
         Tax-exempt                                             60           92
     Federal funds sold                                        197            9
                                                         ---------    ---------
                            TOTAL INTEREST INCOME        $   9,307    $   8,948
INTEREST EXPENSE
     Deposits                                            $   4,408    $   4,210
     Borrowings                                                ---          146
     Federal funds purchased                                     1           61
                                                         ---------    ---------
                           TOTAL INTEREST EXPENSE        $   4,409    $   4,417
                                                         ---------    ---------
                              NET INTEREST INCOME        $   4,898    $   4,531
Provision for loan losses                                      150          330
                                                         ---------    ---------
              NET INTEREST INCOME AFTER PROVISION
                                  FOR LOAN LOSSES        $   4,748    $   4,201
OTHER INCOME
     Brokerage Revenue                                       1,020          818
     Service charges                                           610          545
     Trust fees                                                144          131
     Gain (loss) on securities                                 139          198
     Other                                                     868          869
                                                         ---------    ---------
                                                         $   2,781    $   2,561
OTHER EXPENSE
     Employee compensation and benefits                  $   2,379    $   2,108
     Net occupancy                                             605          584
     FDIC Insurance                                             14           12
     Data Processing                                           186          161
     Other                                                   1,663        1,643
                                                         ---------    ---------
                                                         $   4,847    $   4,508
                                                         ---------    ---------
                       INCOME BEFORE INCOME TAXES        $   2,682    $   2,254

Income tax expense                                           1,012          827
                                                         ---------    ---------

                                       NET INCOME        $   1,670    $   1,427
                                                         =========    =========

SOUTHERN BANCSHARES, LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

Six Months Ended June 30, 1998 and 1997

                                                                                     1998             1997
                                                                                 ----------------------------
                                                                                    (Dollars in Thousands)
OPERATING ACTIVITIES:
NET INCOME                                                                       $     1,670      $     1,427
Adjustments to reconcile net income to net cash provided by
     operating activities:
     Provision for loan losses                                                           150              330
     Depreciation expense                                                                307              309
     Original issue discount interest                                                   (110)             (47)
     Amortization of premiums and accretion of discounts                                  12               56
     Amortization of Goodwill                                                            282              345
     Realized securities gains                                                           (54)            (198)
     (Increase) decrease in other assets                                                 254               98
     Increase (decrease) in other liabilities                                           (935)            (963)
     Net (increase) decrease in trading account securities                               ---              263
                                                                                 -----------      -----------

                     NET CASH PROVIDED BY OPERATING ACTIVITIES                   $     1,576      $     1,620

INVESTING ACTIVITIES:
     Net (increase) decrease in federal funds sold                               $     3,835      $      (500)
     Net (increase) decrease in loans                                                   (944)         (22,413)
     Proceeds from maturities of held-to-maturity securities                             357              530
     Proceeds from maturities of available-for-sale securities                         5,483            6,532
     Proceeds from sales of available-for-sale securities                              2,537            9,623
     Purchases of available-for-sale securities                                      (11,616)          (5,035)
     Purchases of property and equipment                                                (147)             (36)
                                                                                 -----------      -----------

                         NET CASH USED IN INVESTING ACTIVITIES                   $      (495)     $   (11,299)

See Auditor's Report and Accompanying Notes to Condensed Consolidated Financial Statements

SOUTHERN BANCSHARES, LTD.

(UNAUDITED)

Six Months Ended June 30, 1998 and 1997

                                                                                    1998            1997
                                                                                 ------------------------
                                                                                  (Dollars in Thousands)
FINANCING ACTIVITIES:
     Net increase in borrowings                                                  $       0       $   6,085
     Net increase (decrease) in federal funds purchased                              1,193          (3,050)
     Net increase (decrease) in deposits                                            (1,626)          6,470
     Treasury stock purchased                                                          ---             (20)
     Cash dividends paid                                                              (236)           (236)
                                                                                 ---------       ---------

              NET CASH PROVIDED BY FINANCING ACTIVITIES                          $    (669)      $   9,249

Increase in cash and cash equivalents                                            $     412       $    (430)
Cash and cash equivalents at beginning of year                                       8,179           7,962
                                                                                 ---------       ---------

Cash and cash equivalents at end of year                                         $   8,591       $   7,532
                                                                                 =========       =========

See Auditor's Report and Accompanying Notes to Condensed Consolidated Financial Statements

SOUTHERN BANCSHARES, LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)

June 30, 1998 and 1997


NOTE 1.    ACCOUNTING POLICIES

           Southern Bancshares, Ltd. (the Company), is a registered bank holding company. The Company currently owns all the outstanding capital stock of First National Bank and Trust Company of Carbondale (the Bank) which provides banking products and services primarily in Southern Illinois. The Bank currently owns all the outstanding capital stock of D.R. Hancock and Company, Inc. which is an introducing broker-dealer providing brokerage services primarily in Southern Illinois and Western Kentucky, Rex Loan Company, Inc. which provides financial services in Southern Illinois and First Insurance Group, Inc. which provides insurance products and services in Southern Illinois.

           The accounting and reporting policies of the Company conform to generally accepted accounting principles, except for the reporting of Rex Loan Company, Inc. and First Insurance Group, Inc. on the interim financial statements. The interim financial statements present these subsidiaries accounted for on the equity method of accounting instead of fully consolidated as required by generally accepted accounting principles. In the opinion of management, this departure from generally accepted accounting principals does not materially impact the presentation of financial position of Southern Bancshares, Ltd. as of June 30, 1998 and 1997, and the results of its operations and cash flows for the six month periods then ended.

           The condensed consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts have been eliminated in consolidation.

           Reference is made to the consolidated financial statements of the Company included elsewhere in the registration statement for disclosure of the Company's significant accounting policies used in preparation of the financial statements. Those consolidated financial statements, including notes thereto, should be read in conjunction with the condensed financial statements.

           The financial information as of June 30, 1998 and 1997, and for the six month periods ended June 30, 1998 and 1997 is unaudited. In the opinion of the

           Company, the condensed statements included all adjustments, consisting only of normal recurring adjustments, which are necessary for a fair presentation of the financial position, results of operations and cash flows for the six month periods then ended. Operating results for the six months ended June 30, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.


NOTE 2.    MERGER AGREEMENT

           On May 27, 1998, the Company entered into a definitive agreement to merge with Old National Bancorp whereby the shareholders of the Company will receive 2.75 shares of Old National Bancorp stock for each share they now own. The agreement is conditioned upon completion of certain requirements including, but not limited to, shareholder and regulatory agency approval.

                                                                      APPENDIX A

                      AGREEMENT OF AFFILIATION AND MERGER

         THIS AGREEMENT OF AFFILIATION AND MERGER ("Agreement") is made and entered into effective as of the 27th day of May, 1998, by and between OLD NATIONAL BANCORP ("ONB") and SOUTHERN BANCSHARES, LTD. ("Southern").

                              W I T N E S S E T H:
                              -------------------

         WHEREAS, ONB is an Indiana corporation registered as a bank holding company under the federal Bank Holding Company Act of 1956, as amended ("BHC Act"), with its principal office located in Evansville, Vanderburgh County, Indiana; and

         WHEREAS, Southern is an Illinois corporation registered as a bank holding company under the BHC Act, with its principal office located in Carbondale, Jackson County, Illinois; and

         WHEREAS, it is the desire of ONB and Southern to affiliate through a corporate reorganization whereby Southern will be merged with and into ONB; and

         WHEREAS, a majority of the entire Board of Directors of each of ONB and Southern has approved this Agreement, authorized its execution and designated this Agreement a plan of reorganization and a plan of merger.

         NOW, THEREFORE, in consideration of the foregoing premises, the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, ONB and Southern hereby make this Agreement and prescribe the terms and conditions of the affiliation of ONB and Southern and the mode of carrying such merger into effect as follows:

                                   SECTION 1

                                   THE MERGER
                                   ----------

         1.01. General Description. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 11 hereof), Southern shall be merged with and into and under the Articles of Incorporation of ONB ("Merger"). ONB shall survive the Merger ("Surviving Corporation") and shall continue its corporate existence under the laws of the State of Indiana pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law, as amended.

         1.02. Name, Officers and Management. The name of the Surviving Corporation shall be "Old National Bancorp." Its principal office shall be located at 420 Main Street, Evansville,

Indiana 47708. The officers of ONB serving at the Effective Time shall continue to serve as the officers of the Surviving Corporation, until such time as their successors shall have been duly elected and have qualified. The directors of Southern shall cease to be directors of Southern as of the Effective Time and shall not become directors of ONB after the Effective Time. The directors of ONB as of the Effective Time shall remain the directors of ONB, until such time as their successors have been duly elected and have been qualified.

         1.03. Capital Structure. The capital of Surviving Corporation shall be not less than the capital of ONB immediately prior to the Effective Time.

         1.04. Articles of Incorporation and By-Laws. The Articles of Incorporation and ByLaws of ONB in existence at the Effective Time shall remain the Articles of Incorporation and By-Laws of ONB following the Effective Time, until such Articles of Incorporation and By-Laws shall be further amended as provided by applicable law.

         1.05. Assets and Liabilities. At the Effective Time, the title to all assets, real estate and other property owned by Southern shall vest in ONB without reversion or impairment. At the Effective Time, all liabilities of Southern shall be assumed by ONB.

         1.06. Tax-Free Reorganization. ONB and Southern intend for the Holding Company Merger to qualify as a reorganization within the meaning of Section 368 and related sections of the Internal Revenue Code of 1986, as amended ("Code"), and for the Holding Company Merger to be accounted for as a pooling-of-interest transaction. ONB and Southern agree to cooperate and to take such action as may be reasonably necessary to achieve such results.

                                   SECTION 2
                                   [DELETED]


                                   SECTION 3

                                MANNER AND BASIS
                              OF EXCHANGE OF STOCK
                              --------------------

         3.01. Exchange Ratio. Upon and by virtue of the Merger becoming effective at the Effective Time, each issued and outstanding share of Southern Common Stock (as defined in Section 5.03 hereof) shall be converted into the right to receive two and seventy-five one hundredths (2.75) shares of ONB common stock ("Exchange Ratio"), subject to adjustment, if any, pursuant to the provisions of Section 3.03 hereof.

         3.02. No Fractional Shares. Certificates for fractional shares of ONB common stock shall not be issued for fractional interests resulting from application of the Exchange Ratio. Each shareholder of Southern who would otherwise have been entitled to a fraction of a share of ONB common stock shall be paid in cash following the Effective Time an amount equal to such fraction multiplied by the average of the per share closing price of ONB common stock as reported on the NASDAQ National Market System for the first five
(5) business days on which shares of ONB common stock were traded within ten
(10) calendar days immediately preceding the Effective Time.

         3.03. Recapitalization. If, between the date of this Agreement and the Effective Time, the record date occurs for the distribution or issuance by ONB of a stock dividend with respect to its shares of common stock, or a combination, subdivision, reclassification or split of ONB's issued and outstanding shares of common stock, such that the number of issued and outstanding shares of ONB common stock is increased or decreased, then the Exchange Ratio shall be adjusted so that Southern's shareholders shall receive, in the aggregate, such number of shares of ONB common stock representing the same percentage of outstanding shares of ONB common stock at the Effective Time as would have been represented by the number of shares such shareholders would have received if any of the foregoing actions had not occurred.

         3.04. Distribution of ONB Common Stock and Cash. (a) Within twenty (20) days following the Effective Time, ONB shall mail to each Southern shareholder a letter of transmittal providing instructions as to the transmittal to ONB of certificates representing shares of Southern Common Stock and the issuance of shares of ONB common stock in exchange therefor pursuant to the terms of this Agreement.

         (b) Following the Effective Time, distribution of stock certificates representing shares of ONB common stock and any cash payment, without interest, for fractional shares, if any, shall be made by ONB to each former shareholder of Southern within twenty (20) business days following delivery to ONB of the shareholder's certificate(s) representing its shares of Southern Common Stock accompanied by a properly completed and executed letter of transmittal, all in form and substance reasonably satisfactory to ONB.

         (c) Following the Effective Time, stock certificates representing shares of Southern Common Stock shall be deemed to evidence ownership of ONB common stock for all corporate purposes other than the payment of dividends or other distributions. No dividends or other distributions otherwise payable subsequent to the Effective Time on shares of ONB common stock shall be paid to any Southern shareholder entitled to receive the same until such shareholder has surrendered to ONB his or her certificate or certificates representing Southern Common Stock in exchange for a certificate or certificates representing ONB common stock. Upon surrender of the certificates representing shares of Southern Common Stock, there shall be paid in cash to the record holder of the new certificate or certificates evidencing shares of ONB common stock the amount of all dividends and other distributions, without interest thereon, withheld with respect to such shares of ONB common stock.

         (d) ONB shall be entitled to rely upon the stock transfer books of Southern to establish the persons entitled to receive shares of ONB common stock pursuant to this

Agreement, which books shall be conclusive with respect to the ownership of shares of Southern Common Stock.

         (e) With respect to any certificate for shares of Southern Common Stock which has been lost, stolen or destroyed, ONB shall be authorized to issue common stock (or to pay cash as to fractional shares) to the registered owner of such certificate upon receipt by ONB of an agreement to indemnify ONB against loss from such lost, stolen or destroyed certificate and an affidavit of lost, stolen or destroyed stock certificate, both in form and substance reasonably satisfactory to ONB, and upon compliance by the Southern shareholder with all other reasonable requirements of ONB in connection with lost, stolen or destroyed stock certificates.

                                   SECTION 4

                            DISSENTING SHAREHOLDERS
                            -----------------------

         Shareholders of Southern who properly exercise and perfect statutory dissenters' rights shall have the rights accorded to dissenting shareholders under 205 Illinois Compiled Statutes 5/29 ("ILCS"), as amended.

                                   SECTION 5

                   REPRESENTATIONS AND WARRANTIES OF SOUTHERN
                   ------------------------------------------

         Southern hereby represents and warrants to ONB with respect to itself and Carbondale Bank, as its wholly-owned subsidiary, as follows:

         5.01. Organization and Authority. Southern is an Illinois corporation duly organized and validly existing under the laws of the State of Illinois, and Carbondale Bank is a national banking association duly organized and validly existing under the laws of the United States of America. Southern and Carbondale Bank have full power and authority (corporate and otherwise) to own and lease their properties as presently owned and leased and to conduct their respective business in the manner and by the means utilized as of the date hereof. Except as set forth in the Disclosure Schedule (for purposes of this Agreement, "Disclosure Schedule" shall mean the schedules referencing the applicable provisions of this Section 5 which are attached hereto and made a part of this Agreement), Southern's only subsidiary is First National Bank and Trust Company, Carbondale, Illinois ("Carbondale Bank") and it has no other subsidiaries and owns no voting stock or equity securities of any corporation, partnership, association or other entity. Carbondale Bank has three (3) subsidiaries: D.R. Hancock & Company, Inc., an introducing broker-dealer and an Illinois corporation, Rex Loan Company, Inc., an Illinois corporation engaged in personal finance lending ("Rex"), and First Insurance Group, Inc., an Illinois corporation and a general insurance agency (individually, a "Subsidiary," and collectively, "Subsidiaries"). Southern does not have a class of stock registered pursuant to

Section 12, and is not subject to the reporting requirements, of the Securities Exchange Act of 1934, as amended ("1934 Act").

         5.02. Authorization. (a) Southern has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Section 9.02 hereof. This Agreement and its execution and delivery by Southern have been duly authorized and approved by the Board of Directors of Southern and constitutes a valid and binding obligation of Southern, subject to the fulfillment of the conditions precedent set forth in Section 9.02 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights.

         (b) Neither the execution of this Agreement nor consummation of the Merger contemplated hereby: (i) conflicts with or violates Southern's Certificate of Incorporation or ByLaws or Carbondale Bank's Articles of Association or By-Laws; (ii) conflicts with or violates any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which Southern, Carbondale Bank or any Subsidiary is a party or by which Southern, Carbondale Bank or any Subsidiary is subject or bound; (iv) results in the creation of or gives any person, corporation or entity the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party or any other adverse interest, upon any right, property or asset of Southern, Carbondale Bank or any Subsidiary which would be material to Southern or Carbondale Bank; or (v) terminates or gives any person, corporation or entity the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which Southern, Carbondale Bank or any Subsidiary is bound or with respect to which Southern, Carbondale Bank or any Subsidiary is to perform any duties or obligations or receive any rights or benefits.

         (c) Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, insurance and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, and except as set forth herein, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for consummation of the Merger by Southern.

         5.03. Capitalization. (a) The authorized capital stock of Southern presently consists, and at the Effective Time will consist, of 3,000,000 shares of common stock, $2.00 par value per share, 600,000 shares of which are outstanding and 589,307 of which shares are issued, which number of issued shares of Southern Common Stock is subject to increase to a total of 632,088 shares pursuant to the exercise of options (collectively, the "Stock Options") granted under the Southern Bancshares, Ltd. 1997 Stock Option Plan ("Stock Option Plan") to purchase an aggregate of 42,781 shares of Southern Common Stock (such issued shares are referred to herein as "Southern Common Stock"). The 10,693 outstanding but unissued shares of Southern Common Stock shall not be subject to exchange in the Merger. Such issued and outstanding shares of Southern Common Stock have been duly and validly authorized by all necessary corporate action of Southern, are validly issued, fully paid and nonassessable and have not been issued in violation of any pre-emptive rights of any present or former Southern shareholder. Southern has no common stock authorized, issued or outstanding other than as described in this Section 5.03(a) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of Southern Common Stock, except for the Stock Options. On a consolidated basis as of March 31, 1998, Southern had total capital of approximately $23.8 million, which consisted of common stock of $1.2 million, capital surplus of $1.2 million and undivided profits of $21.4 million, including unrealized gains or losses on available-for-sale securities. Each share of Southern Common Stock is entitled to one vote per share. A description of the Southern Common Stock is contained in the Certificate of Incorporation of Southern, as amended, as set forth in the Disclosure Schedule pursuant to Section 5.04 hereof.

         (b) The authorized capital stock of Carbondale Bank presently consists, and at the Effective Time will consist, of 60,000 shares of common stock, $20.00 par value per share, all of which shares are issued and outstanding (such issued and outstanding shares are referred to herein as "Bank Common Stock"). Such issued and outstanding shares of Bank Common Stock have been duly and validly authorized by all necessary corporate action of Carbondale Bank, are validly issued, fully paid and nonassessable (except to the extent provided by 12 U.S.C. ss.55, as amended) and have not been issued in violation of any pre-emptive rights of any present or former Carbondale Bank shareholder. Carbondale Bank has no common stock authorized, issued or outstanding other than as described in this Section 5.03(b) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of Bank Common Stock. On a consolidated basis as of March 31, 1998, Carbondale Bank had total capital of approximately $23.6 million, which consisted of common stock of $1.2 million, capital surplus of $1.2 million and undivided profits of $21.2 million, including unrealized gains or losses on available-for-sale securities. Each share of Bank Common Stock is entitled to one vote per share. A description of the Bank Common Stock is contained in the Articles of Association of Carbondale Bank, as amended, as set forth in the Disclosure Schedule pursuant to Section
5.04 hereof.

         (c) Except as set forth in the Disclosure Schedule, there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of Southern Common Stock, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of Southern, by which Southern is or may become bound. Southern does not have any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of Southern Common Stock.

         (d) There are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of Bank Common Stock, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of Carbondale Bank, by which Carbondale Bank is or may become bound. Carbondale Bank does not have any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of Bank Common Stock.

         (e) The authorized capital stock of D.R. Hancock & Company, Inc. ("Hancock") presently consists, and at the Effective Time will consist, of 11,000 shares of common stock, no par value per share, all of which shares are issued and outstanding. Such issued and outstanding shares of common stock have been duly and validly authorized by all necessary corporate action of Hancock, are validly issued, fully paid and nonassessable and have not been issued in violation of any pre-emptive rights of any present or former Hancock shareholder. Hancock has no common stock authorized, issued or outstanding other than as described in this Section 5.03(e) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of common stock. As of March 31, 1998, Hancock had total capital of approximately $555,198. Each share of common stock is entitled to one vote per share. A description of the common stock is contained in the Certificate of Incorporation of Hancock, as set forth in the Disclosure Schedule pursuant to Section 5.04 hereof.

         (f) The authorized capital stock of Rex presently consists, and at the Effective Time will consist, of 100 shares of common stock, no par value per share, all of which shares are issued and outstanding. Such issued and outstanding shares of common stock have been duly and validly authorized by all necessary corporate action of Rex, are validly issued, fully paid and nonassessable and have not been issued in violation of any pre-emptive rights of any present or former Rex shareholder. Rex has no common stock authorized, issued or outstanding other than as described in this Section 5.03(f) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of common stock. As of March 31, 1998, Rex had total capital of approximately $628,530. Each share of common stock is entitled to one vote per share. A description of the common stock is contained in the Certificate of Incorporation of Rex, as set forth in the Disclosure Schedule pursuant to
Section 5.04 hereof.

         (g) The authorized capital stock of First Insurance Group, Inc. ("FIG") presently consists, and at the Effective Time will consist, of 236 shares of common stock, no par value per share, all of which shares are issued and outstanding. Such issued and outstanding shares of common stock have been duly and validly authorized by all necessary corporate action of FIG, are validly issued, fully paid and nonassessable and have not been issued in violation of any pre-emptive rights of any present or former FIG shareholder. FIG has no common stock authorized, issued or outstanding other than as described in this
Section 5.03(g) and has no intention or
obligation to authorize or issue any other capital stock or any additional shares of common stock. As of March 31, 1998, FIG had total capital of approximately $(180,149). Each share of common stock is entitled to one vote per share. A description of the common stock is contained in the Certificate of Incorporation of FIG as set forth in the Disclosure Schedule pursuant to Section
5.04 hereof.

         (h) Except as set forth in the Disclosure Schedule, Southern has no knowledge of any person or entity which beneficially owns 5% or more of its outstanding shares of common stock.

         5.04. Organizational Documents. The respective Certificate of Incorporation and ByLaws of Southern and the Subsidiaries, and the Articles of Association and By-Laws of Carbondale Bank, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Agreement, have been delivered to ONB and are included in the Disclosure Schedule.

         5.05. Compliance with Law. (a) Except as set forth in the Disclosure Schedule, neither Southern nor Carbondale Bank has engaged in any activity nor taken or omitted to take any action which has resulted in the violation of any local, state, federal or foreign law, statute, regulation, rule, ordinance, order, restriction or requirement, nor are they in violation of any order, injunction, judgment, writ or decree of any court or government agency or body, the violation of which would reasonably be expected to have a material adverse effect on the financial condition, results of operations, business, assets or capital of Southern. Southern and Carbondale Bank possess and hold all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their business without interference or interruption, and such licenses, franchises, permits, certificates and authorizations are transferable to ONB at the Effective Time without any restrictions or limitations thereon or the need to obtain any consents of government agencies or other third parties other than as set forth in this Agreement.

         (b) All agreements, understandings and commitments with, and all orders and directives of, all government regulatory agencies or authorities with respect to the financial condition, results of operations, business, assets or capital of Southern or Carbondale Bank which presently are binding upon or require action by, or at any time during the last five (5) years have been binding upon or have required action by, Southern or Carbondale Bank, including, without limitation, all correspondence, communications and commitments related thereto, are set forth in the Disclosure Schedule. There are no uncured violations, or violations with respect to which refunds or restitutions may be required, cited in any examination report of Southern or Carbondale Bank as a result of an examination by any regulatory agency or body, or set forth in any accountant's, auditor's or other report to Southern or Carbondale Bank.

         (c) All of the existing offices and branches of Southern, Carbondale Bank and the Subsidiaries have been legally authorized and established in accordance with all applicable federal, state and local laws, statutes, regulations, rules, ordinances, orders, restrictions and requirements. Carbondale Bank has no approved but unopened offices or branches.

         5.06. Accuracy of Statements Made and Materials Provided to ONB. (a) No representation, warranty or other statement made, or any information provided, by Southern, Carbondale Bank or the Subsidiaries in this Agreement or the Disclosure Schedule (and any update thereto), and no written report, statement, list, certificate, materials or other information furnished or to be furnished by Southern or Carbondale Bank to ONB through and including the Effective Time in connection with this Agreement or the Merger contemplated hereby (including, without limitation, any written information which has been or shall be supplied by Southern and Carbondale Bank with respect to its financial condition, results of operations, business, assets, capital or directors and officers for inclusion in the proxy statement-prospectus and registration statement relating to the Merger), contains or shall contain (in the case of information relating to the proxy statement-prospectus at the time it is mailed to Southern's shareholders) any untrue or misleading statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading.

         (b) Any materials or information provided by Southern, Carbondale Bank or the Subsidiaries to ONB for use by ONB in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

         5.07. Litigation and Pending Proceedings. (a) Except as set forth in the Disclosure Schedule, there are no claims, actions, suits, proceedings, arbitrations or investigations pending or, to the best knowledge of Southern and Carbondale Bank after due inquiry, threatened in any court or before any government agency or authority, arbitration panel or otherwise (nor does Southern or Carbondale Bank have any knowledge of a basis for any claim, action, suit, proceeding, litigation, arbitration or investigation) against, by or affecting Southern and Carbondale Bank which would reasonably be expected to have a material adverse effect on the financial condition, results of operations, business, assets or capital of Southern or Carbondale Bank, or which would prevent the performance of this Agreement, declare the same unlawful or cause the rescission hereof.

         (b) Except as set forth in the Disclosure Schedule, neither Southern, Carbondale Bank nor any of the Subsidiaries is: (i) subject to any outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority; (ii) presently charged with or, to the best knowledge of Southern or Carbondale Bank, under governmental investigation with respect to any actual or alleged violations of any law, statute, rule, regulation or ordinance; or (iii) the subject of any pending or, to the best knowledge of Southern or Carbondale Bank after due inquiry, threatened proceeding by any government regulatory agency or authority having jurisdiction over its respective business, assets, capital, properties or operations.

         5.08. Financial Statements and Reports. Southern has delivered to ONB copies of the following financial statements and reports of Southern and Carbondale Bank, including the notes thereto (collectively, the "Southern Financial Statements"):

         (a) Consolidated Balance Sheets and the related Statements of Income and Statements of Changes in Shareholders' Equity of Southern as of and for the years ended December 31, 1995, 1996 and 1997, and as of and for the fiscal quarter ended March 31, 1998;

         (b) Consolidated Statements of Cash Flows of Southern for the years ended December 31, 1995, 1996 and 1997, and as of and for the fiscal quarter ended March 31, 1998;

         (c) Reports of Condition and Income ("Call Reports") for Carbondale Bank as of the close of business on December 31, 1994, 1995, 1996 and 1997; and

         (d) Financial Statements of Southern on Form FRY-9LP and Form FRY-9C filed with the Board of Governors of the Federal Reserve System at the close of business on December 31, 1996 and 1997.

         The Southern Financial Statements are true, accurate and complete in all material respects and present fairly the financial position of Southern and Carbondale Bank as of and at the dates shown and the results of operations for the periods covered thereby. The Southern Financial Statements described in clauses (a) and (b) above for completed fiscal years are audited financial statements and have been prepared in conformance with generally accepted accounting principles applied on a consistent basis, except as may otherwise be indicated in any accountants' notes or reports with respect to such financial statements. The Southern Financial Statements do not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts which inclusion or omission would render any of the Southern Financial Statements false, misleading or inaccurate in any material respect.

         5.09. Properties, Contracts, Employees and Other Agreements. (a) Set forth in the Disclosure Schedule are a true, accurate and complete copy of the following:

               (i) A brief description and the location of all real property owned by Southern, Carbondale Bank and the Subsidiaries and the principal buildings and structures located thereon, together with a legal description of such real property and the most recent title insurance policy insuring the same, and each lease of real property to which Southern, Carbondale Bank or any of the Subsidiaries is a party, identifying the parties thereto, the annual rental payable, the expiration date of the lease and a brief description of the property covered;

               (ii) All conditional sales contracts or other title retention agreements relating to Southern or Carbondale Bank and agreements for the purchase of federal funds;

               (iii) All agreements, contracts, leases, licenses, lines of credit, understandings, commitments or obligations of Southern, Carbondale Bank or any of the Subsidiaries which individually or in the aggregate:

                        (A) involve payment or receipt by Southern, Carbondale Bank or any of the Subsidiaries (other than disbursements of loan proceeds to customers, loan payments by customers or deposit accounts) of more than $10,000;

                        (B) involve payments based on profits of Southern or Carbondale Bank;

                        (C) relate to the purchase of goods, products, supplies or services in excess of $10,000;

                        (D)    were not made in the ordinary course of business;
                               or

                        (E)    may not be terminated without penalty within one
                               (1) year from the date of this Agreement; and

               (iv) The name and current annual salary of each director, officer and employee of Southern, Carbondale Bank and each of the Subsidiaries whose current annual salary is in excess of $50,000, and the profit sharing, bonus or other form of compensation (other than salary) paid or payable by Southern, Carbondale Bank and each of the Subsidiaries to or for the benefit of each such person for the year ended December 31, 1997, and any employment, severance or deferred compensation agreement or arrangement with respect to each such person.

         (b) Southern and Carbondale Bank have, prior to the date of this Agreement, provided or given access to ONB to the files and documentation of all borrowers of Carbondale Bank and Rex, or persons or entities that are or may become obligated to Carbondale Bank or Rex under an existing letter of credit, line of credit, loan transaction, loan agreement, promissory note or other commitment of Carbondale Bank or Rex, in excess of $10,000 individually or in the aggregate, whether in principal, interest or otherwise, and including all guarantors of such indebtedness.

         (c) Each of the agreements, contracts, commitments, leases, instruments and documents set forth in the Disclosure Schedule relating to this Section 5.09 is valid and enforceable in accordance with its terms. Southern, Carbondale Bank and each of the

Subsidiaries is, and to its respective best knowledge after due inquiry, all other parties thereto are, in material compliance with the provisions thereof, and Southern, Carbondale Bank and each of the Subsidiaries is not, and to their respective best knowledge after due inquiry, no other party thereto is, in default in the performance, observance or fulfillment of any material obligation, covenant or provision contained therein. None of the foregoing requires the consent of any party to its assignment in connection with the Merger contemplated by this Agreement. Other than as disclosed pursuant to this
Section 5.09, no circumstances exist resulting from transactions effected or to be effected, from events which have occurred or may occur or from any action taken or omitted to be taken which could reasonably be expected to result in the creation of any agreement, contract, obligation, commitment, arrangement, lease or document described in or contemplated by this Section 5.09.

         5.10. Absence of Undisclosed Liabilities. Except as provided in the Southern Financial Statements, except as set forth in the Disclosure Schedule, except for unfunded loan commitments and obligations on letters of credit to customers of Carbondale Bank and Rex, and except for trade payables incurred in the ordinary course of business, neither Southern, Carbondale Bank nor the Subsidiaries has, nor will have at the Effective Time, any obligation, agreement, contract, commitment, liability, lease or license which exceeds $10,000 individually, or any obligation, agreement, contract, commitment, liability, lease or license made outside of the ordinary course of business, nor does there exist any circumstances resulting from transactions effected or events occurring on or prior to the date of this Agreement or from any action omitted to be taken during such period which could reasonably be expected to result in any such obligation, agreement, contract, commitment, liability, lease or license.

         5.11. Title to Assets. Except as otherwise described in this Section 5.11: (a) Southern, Carbondale Bank and each of the Subsidiaries has good and marketable title in fee simple absolute to all real property (including, without limitation, all real property used as bank premises and all other real estate owned) which is reflected in the Southern Financial Statements as of December 31, 1997; good and marketable title to all personal property reflected in the Southern Financial Statements as of December 31, 1997, other than personal property disposed of in the ordinary course of business since December 31, 1997; good and marketable title to or right to use by valid and enforceable lease or contract all other properties and assets (whether real or personal, tangible or intangible) which Southern, Carbondale Bank and each of the Subsidiaries purports to own or which Southern, Carbondale Bank or any of the Subsidiaries uses in its business; good and marketable title to, or right to use by terms of a valid and enforceable lease or contract, all other property used in their respective businesses; and good and marketable title to all property and assets acquired and not disposed of or leased since December 31, 1997. All of such properties and assets are owned by Southern, Carbondale Bank or the Subsidiaries free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, security interests, charges, claims, rights of third parties or encumbrances of any nature except: (i) as set forth in the Disclosure Schedule; (ii) as specifically noted in reasonable detail in the Southern Financial Statements; (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements; and (v) easements, encumbrances and liens of record, imperfections of title and other limitations which are not material in amounts to Southern on a consolidated basis and which do not materially detract from the value or materially interfere with the present or contemplated use of any of the properties subject thereto or otherwise materially impair the use thereof for the purposes for which they are held or used. All real property owned or leased by Southern, Carbondale Bank or any of the Subsidiaries is in material compliance with all applicable zoning and land use laws.

         (b) Southern, Carbondale Bank and each of the Subsidiaries has conducted its respective business in compliance with all federal, state, county and municipal laws, statutes, regulations, rules, ordinances, orders, directives, restrictions and requirements relating to, without limitation, responsible property transfer, underground storage tanks, petroleum products, air pollutants, water pollutants or storm water or process waste water or otherwise relating to the environment or toxic or hazardous substances or to the manufacturing, recycling, handling, processing, distribution, use, generation, treatment, storage, disposal or transport of any hazardous or toxic substances or petroleum products (including polychlorinated biphenyls, whether contained or uncontained, and asbestos-containing materials, whether friable or not), including, without limitation, the Federal Solid Waste Disposal Act, the Hazardous and Solid Waste Amendments, the Federal Clean Air Act, the Federal Clean Water Act, the Occupational Health and Safety Act, the Federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Superfund Amendments and Reauthorization Act of 1986, all as amended, and regulations of the Environmental Protection Agency, the Nuclear Regulatory Agency, the Army Corp of Engineers, the Department of Interior, the United States Fish and Wildlife Service and any state department of natural resources or state environmental protection agency now or at any time thereafter in effect (collectively, "Environmental Laws"). There are no pending or, to the best knowledge of Southern or Carbondale Bank, threatened claims, actions or proceedings by any local municipality, sewage district or other governmental entity against Southern, Carbondale Bank or any Subsidiary with respect to the Environmental Laws, and there is no basis or grounds for any such claim, action or proceeding. No environmental clearances or other governmental approvals are required for the conduct of the business of Southern or Carbondale Bank or the consummation of the Merger contemplated hereby. Neither Southern, Carbondale Bank nor any Subsidiary is the owner, and has not been in the chain of title or the operator or lessee, of any property on which any substances have been used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property would require clean-up, removal or any other remedial action under any Environmental Law. Southern, Carbondale Bank and each of the Subsidiaries owns, operates, leases and controls, and has owned, operated, leased and controlled, all real property in compliance with the Environmental Laws. Neither Southern nor Carbondale Bank has any liability for any clean-up or remediation under any of the Environmental Laws with respect to any real property.

         (c) Neither Southern, Carbondale Bank nor any Subsidiary: (i) is in default in any respect under any agreements pursuant to which it leases real or personal property; (ii) has any knowledge of a default under such agreements by any party thereto; and (iii) has any knowledge of any event which, with notice or lapse of time or both, would constitute such a default.

         5.12. Loans and Investments. (a) Except as set forth in the Disclosure Schedule, there is no loan by Southern, Carbondale Bank or any of the Subsidiaries in excess of $10,000 that has been classified by management as "Other Loans Specially Mentioned," "Substandard," "Doubtful" or "Loss" or in excess of $10,000 that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability. The most recent loan watch list of Carbondale Bank and Rex and a list as of such date of all loans in excess of $10,000 which Carbondale Bank or Rex has determined to be thirty (30) days or more past due as of April 30, 1998 with respect to principal or interest payments or has placed on nonaccrual status are set forth in the Disclosure Schedule.

         (b) All loans reflected in the Southern Financial Statements as of December 31, 1997 and which have been made, extended, renewed, restructured, approved, amended or acquired since December 31, 1997: (i) have been made for good, valuable and adequate consideration in the ordinary course of business;
(ii) to the best knowledge of Southern, Carbondale Bank and the Subsidiaries solely with respect to the authenticity of the signatures of borrowers, obligors and guarantors thereon constitute the legal, valid and binding obligation of the obligor and any guarantor named therein, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relative to or affecting the enforcement of creditors' rights; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) are secured, to the extent that Southern, Carbondale Bank and the Subsidiaries has a security interest in collateral or a mortgage securing such loans, by perfected security interests or recorded mortgages naming Carbondale Bank or Rex as the secured party or mortgagee.

         (c) To the best knowledge of Southern, the reserves, the allowance for possible loan and lease losses and the carrying value for real estate owned which are shown on the Southern Financial Statements are adequate in all material respects under the requirements of generally accepted accounting principles applied on a consistent basis to provide for possible losses on items for which reserves were made, on loans and leases outstanding and real estate owned as of the respective dates. To the best knowledge of Southern after due inquiry, the aggregate loan balances outstanding as of December 31, 1997 in excess of the reserve for loan losses as of such date are collectible in accordance with their respective terms.

         (d) Except as set forth in the Disclosure Schedule, subject to the restrictions of Statement of Financial Accounting Standards No. 115, none of the investments reflected in the Southern Financial Statements as of and for the period ended December 31, 1997 and none of the investments made by Southern since December 31, 1997 are subject to any restriction, whether contractual or statutory, which materially impairs the ability of Southern to dispose freely of such investment at any time. Neither Southern nor Carbondale Bank is a party to any repurchase agreements with respect to securities.

         (e) Set forth in the Disclosure Schedule is a true, accurate and complete list of all loans in which Carbondale Bank and the Subsidiaries has any participation interest or which have been made with or through another financial institution on a recourse basis against Carbondale Bank or any of the Subsidiaries.

         (f) Except as set forth in the Disclosure Schedule, and except for customer deposits and ordinary trade payables, neither Southern, Carbondale Bank nor any of the Subsidiaries has, nor will they have at the Effective Time, any indebtedness for borrowed money.

         5.13. Shareholder Rights Plan. Except as otherwise provided in this Agreement, the Disclosure Schedule and Southern's Certificate of Incorporation, Southern has no other shareholder rights plan or any other plan, program or agreement involving, restricting, prohibiting or discouraging a change in control or merger of Southern or which may be considered an anti-takeover mechanism.

         5.14. Employee Benefit Plans. (a) With respect to the employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), sponsored or otherwise maintained by Southern, Carbondale Bank or a Subsidiary, whether written or oral; in which Southern or Carbondale Bank participates as a participating employer; to which Southern, Carbondale Bank or a Subsidiary contributes; with respect to which Southern or Carbondale Bank acts as administrator, trustee or fiduciary (except as otherwise provided in this subsection (a)); or with respect to which Southern or Carbondale Bank is a disqualified person, as defined in Section 4975(e)(2) of the Code or a party in interest, as defined in Section 3(14) of ERISA; whether written or oral; and including any such plans which have been terminated, merged into another plan, frozen or discontinued and with respect to which the applicable statute of limitations for the assessment of any tax under any provision of the Code or the bringing of any action by a former participant or beneficiary or the Department of Labor ("Department") under any provision of ERISA has not expired (collectively, "Southern Plans"): (i) other than amendments to Southern Plans which, by statute, or by rule, regulation or announcement issued by the Department or the Internal Revenue Service ("Service") are not yet required to be adopted because the deadline for adopting such amendments has not expired, all Southern Plans have, on a continuous basis since their adoption, been maintained in compliance with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including, without limitation, ERISA, the "Code", and the Department and Treasury Regulations promulgated thereunder, the breach of which would reasonably be expected to have a material adverse effect on the financial condition, results of operations, business, assets or capital of Southern on a consolidated basis; (ii) all Southern Plans intended to constitute tax-qualified plans under Section 401(a) of the Code have complied since their adoption or have been amended to comply in all material respects with all applicable requirements of the Code and the Treasury Regulations promulgated thereunder, and favorable determination letters have been timely received from the Service with respect to each such Southern Plan stating that each, in its current form (or at the time of its disposition if it has been terminated, merged, frozen or discontinued), is qualified under and satisfies all applicable provisions of the Code and Treasury Regulations; (iii) except as set forth on the Disclosure Schedule, no Southern Plan (or its related trust) holds any stock or other securities of Southern or any related or affiliated person or entity; (iv) neither Southern nor Carbondale Bank has any liability to the Department or the Service with respect to any Southern Plan; (v) Southern has not engaged in any transaction that may subject Southern, or any Southern Plan, to a civil penalty imposed by Section 502 of ERISA; (vi) no non-exempt prohibited transaction (as defined in Section 406 of ERISA and as defined in Section 4975(c) of the Code) has occurred with respect to any Southern Plan; (vii) each Southern Plan subject to ERISA or intended to be qualified under Section 401(a) of the Code has been and, if applicable, is being operated in all material respects in accordance with the applicable provisions of ERISA and the Code and the Department and Treasury Regulations promulgated thereunder; (viii) to the best knowledge of Southern and Carbondale Bank after due inquiry, no participant or beneficiary or non-participating employee has been denied any benefit due or to become due under any Southern Plan or, to the best knowledge of Southern and Carbondale Bank after due inquiry, has been misled as to his or her rights under any Southern Plan; (ix) all obligations required to be performed by Southern or Carbondale Bank under any provision of an Southern Plan have been performed by them in all material respects and they are not in default under or in violation of in any material respect any provision of an Southern Plan; (x) no event has occurred which would constitute grounds for an enforcement action by any party under Part 5 of Title I of ERISA under any Southern Plan; (xi) there are no actions, suits, proceedings or claims pending (other than routine claims for benefits) or, to the best knowledge of Southern and Carbondale Bank after due inquiry, threatened, against Southern, Carbondale Bank or any Subsidiary, with respect to any Southern Plan or the assets of any Southern Plan; and (xii) with respect to any Southern Plan sponsored, participated in or contributed to by Southern, Carbondale Bank, any Subsidiary or with respect to which Southern, Carbondale Bank or any Subsidiary is responsible for complying with the reporting and disclosure requirements of ERISA or the Code, there has been, no violation of the reporting and disclosure requirements imposed either under ERISA or the Code for which a penalty has been or may be imposed. The provisions of the following paragraphs of this subsection (a) shall not apply to a Southern Plan which does not cover any employee of Southern, Carbondale Bank or the Subsidiaries: paragraphs (i), (ii), (vii), (viii) and (x).

         (b) With regard to any Southern Plan intended to be qualified under
Section 401(a) of the Code, no director, officer, employee or, to the best knowledged of Southern and Carbondale Bank after due inquiry, agent of Southern, Carbondale Bank or any Subsidiary has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, the Service could revoke or deny that plan's qualification under Section 401(a) of the Code or the exemption under Section 501(a) of the Code for any trust related to such Plan.

         (c) Southern has provided to ONB in the Disclosure Schedule true, accurate and complete copies and, in the case of any plan or program which has not been reduced to writing, a summary of the material terms, of all of the following (including all plans and programs which have been terminated): (i) pension, retirement, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option and stock appreciation right plans and all summary plan amendments thereto and all summary plan descriptions thereof (including any modifications thereto); (ii) all employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, bonus, severance and collective bargaining agreements, arrangements or understanding; (iii) all executive and other incentive compensation plans, programs and agreements; (iv) all group insurance and health contracts, policies or plans; and (v) all other incentive, welfare or employee benefit plans, understandings, arrangements or agreements, maintained or sponsored, participated in, or contributed to by Southern, Carbondale Bank or any Subsidiary for its current or former directors, officers or employees.

         (d) Except as set forth on the Disclosure Schedule, no current or former director, officer or employee of Southern, Carbondale Bank or any Subsidiary is entitled to any benefit under any welfare benefit plans (as defined in Section 3(1) of ERISA) after termination of employment with Southern, except that such individuals may be entitled to continue their group health care coverage pursuant to Section 4980B of the Code if they pay the cost of such coverage pursuant to the applicable requirements of the Code with respect thereto.

         (e) With respect to any group health plan (as defined in Section 607(1) of ERISA) sponsored or maintained by Southern or Carbondale Bank, in which Southern, Carbondale Bank or any Subsidiary participates as a participating employer or to which Southern, Carbondale Bank or any Subsidiary contributes, no director, officer, employee or, to the best knowledge of Southern and Carbondale Bank after due inquiry, agent of Southern, Carbondale Bank or any Subsidiary has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, would cause a tax to be imposed on Southern or Carbondale Bank under Code Section 4980B(a). With respect to all such plans, all applicable provisions of Section 4980B of the Code and Section 601 of ERISA have been complied with in all material respects by Southern, Carbondale Bank and the Subsidiaries.

         (f) Except as otherwise provided in the Disclosure Schedule, there are no collective bargaining, employment, management, consulting, deferred compensation, reimbursement, indemnity, retirement, early retirement, severance or similar plans or agreements, commitments or understandings, or any employee benefit or retirement plan or agreement, binding upon Southern or Carbondale Bank and no such agreement, commitment, understanding or plan is under discussion or negotiation by management with any employee or group of employees, any member of management or any other person.

         5.15. Obligations to Employees. All accrued obligations and liabilities of and all payments by Southern and Carbondale Bank, and all Southern Plans, whether arising by operation of law, by contract or by past custom, for payments to trusts or other funds, to any government agency or authority or to any present or former director, officer, employee or agent (or his or her heirs, legatees or legal representatives) have been and are being paid to the extent required by applicable law or by the plan, trust, contract or past custom or practice, and adequate actuarial accruals and reserves for such payments have been and are being made by Southern and Carbondale Bank in accordance with generally accepted accounting principles and applicable law applied on a consistent basis and actuarial methods with respect to the following: (a) withholding taxes, unemployment compensation or social security benefits; (b) all pension, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option and stock appreciation rights plans and agreements; (c) all employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, retirement, early retirement, severance, reimbursement, bonus or collective bargaining plans and agreements;
(d) all executive and other incentive compensation plans, programs, or agreements; (e) all group insurance and health contracts, policies and plans; and (f) all other incentive, welfare, retirement or employee benefit plans or agreements maintained or sponsored, participated in, or contributed to by Southern or Carbondale Bank for its current or former directors, officers, employees and agents, including, without limitation, all liabilities and obligations to the Southern Plans (as defined in Section 5.14(a) hereof). All obligations and liabilities of Southern and Carbondale Bank, whether arising by operation of law, by contract or by past custom or practice, for all other forms of compensation which are or may be payable to their current or former directors, officers, employees or agents have been and are being paid to the extent required by applicable law or by the plan or contract, and adequate actuarial accruals and reserves for payment therefor have been and are being made by Southern and Carbondale Bank in accordance with generally accepted accounting and actuarial principles applied on a consistent basis. All accruals and reserves referred to in this Section 5.15 are correctly and accurately reflected and accounted for in all material respects in the Southern Financial Statements and the books, statements and records of Southern and Carbondale Bank.

         5.16. Taxes, Returns and Reports. Except as set forth in the Disclosure Schedule, Southern has since January 1, 1995 (a) duly filed all federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all material respects; (b) paid all taxes, assessments and other governmental charges due or claimed to be due upon it and Carbondale Bank or any of their income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). Except for taxes not yet due and payable, the reserve for taxes in the Southern Financial Statements as of December 31, 1997 is adequate to cover all of Southern's and Carbondale Bank's tax liabilities (including, without limitation, income taxes and franchise fees) that may become payable in future years with respect to any transactions consummated prior to December 31, 1997. Neither Southern nor Carbondale Bank has, nor will either of them have, any liability for taxes of any nature for or with respect to the operation of its respective businesses, including the business of any subsidiary, or ownership of their assets, including the assets of any subsidiary, from the date hereof up to and including the Effective Time, except to the extent set forth in the Subsequent Southern Financial Statements (as hereinafter defined). Neither Southern nor Carbondale Bank is currently under audit by any state or federal taxing authority. No federal, state or local tax returns of Southern have been audited by any taxing authority during the past five (5) years.

         5.17. Deposit Insurance. The deposits of Carbondale Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act, as amended, and Southern and Carbondale Bank have paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

         5.18. Insurance. Set forth in the Disclosure Schedule is a list and brief description of all policies of insurance (including, without limitation, bankers' blanket bond, directors' and officers' liability insurance, property and casualty insurance, group health or hospitalization insurance and insurance providing benefits for employees) owned or held by Southern, Carbondale Bank or any Subsidiary on the date hereof or with respect to which Southern, Carbondale Bank or any Subsidiary pays any premiums. Each such policy is in full force and effect and all premiums due thereon have been paid when due, and a true, accurate and complete copy thereof has been made available to ONB prior to the date hereof.

         5.19. Books and Records. The books and records of Southern and Carbondale Bank are in all material respects complete and correct and accurately reflect the basis for the financial condition, results of operations, business, assets and capital of Southern and Carbondale Bank set forth in the Southern Financial Statements.

         5.20. Broker's, Finder's or Other Fees. Except for reasonable fees of Southern's attorneys and accountants and of Professional Bank Services, Inc. and its affiliate, Investment Bank Services ("PBS") (which fee arrangement has been disclosed to and approved by ONB), all of which shall be paid by Southern prior to the Effective Time, and no agent, broker or other person acting on behalf of Southern or Carbondale Bank or under any authority of Southern or Carbondale Bank is or shall be entitled to any commission, broker's or finder's fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Merger contemplated hereby.

         5.21. Disclosure Schedule and Documents. All written data, documents, materials and information referred to in this Agreement and delivered by Southern or Carbondale Bank pursuant to or in connection with the Disclosure Schedule are true, accurate and complete in all material respects as of the date hereof and with respect to such items delivered subsequent to the date hereof or with any update to the Disclosure Schedule, will be true, accurate and complete in all material respects on the date of delivery thereof.

         5.22. Interim Events. Except as otherwise permitted hereunder, since December 31, 1997, neither Southern nor Carbondale Bank has:

         (a) Suffered any changes having an adverse impact on the financial condition, results of operations, business, assets or capital of Southern or Carbondale Bank in excess of $25,000 individually or in the aggregate;

         (b) Suffered any damage, destruction or loss to any of its properties, whether or not covered by insurance, in excess of $25,000 individually or in the aggregate;

         (c) Declared, distributed or paid any dividend or other distribution to its shareholders, except for payment of dividends as permitted by Section 7.03(a)(iii) hereof;

         (d) Repurchased, redeemed or otherwise acquired shares of its common stock, issued any shares of its common stock or stock appreciation rights or sold or agreed to issue or sell any shares of its common stock or any right to purchase or acquire any such stock or any security convertible into such stock or taken any action to reclassify, recapitalize or split its stock;

         (e) Granted or agreed to grant any increase in benefits payable or to become payable under any pension, retirement, profit sharing, health, bonus, insurance or other welfare benefit plan or agreement to employees, officers or directors of Southern, Carbondale Bank or any Subsidiary;

         (f) Increased the salary of any director, officer or employee, except for normal increases in the ordinary course of business and in accordance with past practices, or entered into any employment contract, indemnity agreement or understanding with any officer or employee or installed any employee welfare, pension, retirement, stock option, stock appreciation, stock dividend, profit sharing or other similar plan or arrangement;

         (g) Leased, sold or otherwise disposed of any of its assets except in the ordinary course of business or leased, purchased or otherwise acquired from third parties any assets except in the ordinary course of business;

         (h) Except for the Merger contemplated by this Agreement, merged, consolidated or sold shares of its common stock, agreed to merge or consolidate with or into any third party, agreed to sell any shares of its common stock or acquired or agreed to acquire any stock, equity interest, assets or business of any third party;

         (i) Incurred, assumed or guaranteed any obligation or liability (fixed or contingent) other than obligations and liabilities incurred in the ordinary course of business;

         (j) Mortgaged, pledged or subjected to a lien, security interest, option or other encumbrance any of its assets except for tax and other liens which arise by operation of law and with respect to which payment is not past due and except for pledges or liens: (i) required to be granted in connection with acceptance by Southern or Carbondale Bank of government deposits; (ii) granted in connection with repurchase or reverse repurchase agreements; or (iii) otherwise incurred in the ordinary course of the conduct of its business;

         (k) Except as set forth in the Disclosure Schedule, canceled, released or compromised any loan, debt, obligation, claim or receivable other than in the ordinary course of business;

         (l) Entered into any transaction, contract or commitment other than in the ordinary course of business;

         (m) Agreed to enter into any transaction for the borrowing or loaning of monies, other than in the ordinary course of its lending business; or

         (n) Conducted its business in any manner other than substantially as it was being conducted through March 31, 1998.

         5.23. Regulatory Filings. Southern, Carbondale Bank and the Subsidiaries have filed and will continue to file in a timely manner all filings with all federal and state regulatory agencies and authorities as required by applicable law. All such filings with federal and state regulatory agencies were true, accurate and complete in all material respects as of the dates of the filings and have been prepared in conformity with generally accepted regulatory accounting principles applied on a consistent basis, and no such filing contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in light of the circumstances under which they were made, not false or misleading.

         5.24. Contracts. Neither Southern, Carbondale Bank nor any Subsidiary is in default under or in breach of or, to the best knowledge of Southern or Carbondale Bank after due inquiry, alleged to be in default under or in breach of, any loan or credit agreement, conditional sales contract or other title retention agreement, security agreement, bond, indenture, mortgage, license, contract, lease, commitment or any other instrument or obligation, which breach or default would reasonably be expected to have a material adverse effect on the financial condition, results of operation, business, assets or capital of Southern or Carbondale Bank.

         5.25. No Third Party Options. Except as set forth in the Disclosure Schedule, there are no agreements, options, commitments or rights with, of or to any third party to acquire any shares of capital stock or assets of Southern or Carbondale Bank.

         5.26. Indemnification Agreements. (a) Except as set forth in the Disclosure Schedule, neither Southern nor Carbondale Bank is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, shareholder or agent against liability or hold the same harmless from liability other than as expressly provided in the Certificate of Incorporation or ByLaws of Southern and the Subsidiaries and the Articles of Association and By-Laws of Carbondale Bank.

         (b) No claims have been made against or filed with Southern or Carbondale Bank nor have, to the best knowledge of Southern and Carbondale Bank after due inquiry, any claims been threatened against Southern or Carbondale Bank, for indemnification against liability or for reimbursement of any costs or expenses incurred in connection with any legal or regulatory proceeding by any present or former director, officer, shareholder, employee or agent of Southern, Carbondale Bank or any Subsidiary.

         5.27. Representations and Warranties at the Effective Time. All representations and warranties of Southern and Carbondale Bank contained herein shall be true, accurate and complete in all material respects on and as of the Effective Time as though made or given at such time.

         5.28. Nonsurvival of Representations and Warranties. The representations and warranties of Southern and Carbondale Bank contained in this Agreement shall expire at the Effective Time, and thereafter Southern and Carbondale Bank, and all directors, officers and employees of Southern and Carbondale Bank shall have no further liability with respect thereto, except for fraud or for false or misleading statements made intentionally or knowingly in connection with such representations and warranties or except as otherwise provided by law, whether statutory, common law or otherwise.

                                   SECTION 6

                     REPRESENTATIONS AND WARRANTIES OF ONB
                     -------------------------------------

         ONB represents and warrants to Southern as follows:

         6.01. Organization and Authority. ONB is a corporation duly organized and validly existing under the laws of the State of Indiana, is a registered bank holding company under the BHC Act, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. ONB's common stock is registered pursuant to Section 12, and ONB is subject to the reporting requirements, of the 1934 Act.

         6.02. Authorization. (a) ONB has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in
Section 9.01 hereof. This Agreement and its execution and delivery by ONB have been duly authorized by its Board of Directors. This Agreement constitutes a valid and binding obligation of ONB subject to the conditions precedent set forth in Section 9.01 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights.

         (b) Neither the execution of this Agreement nor consummation of the Merger contemplated hereby: (i) conflicts with or violates ONB's Articles of Incorporation or By-Laws; (ii) conflicts with or violates in any material respect any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; or (iii) conflicts with, results in a breach of or constitutes a material default under any note, bond, indenture, mortgage, deed of trust, license, contract, lease, agreement, arrangement, commitment or other instrument to which ONB is a party or by which ONB is subject or bound and which is material to ONB on a consolidated basis.

         (c) Other than in connection or in compliance with applicable federal and state banking, securities and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for the consummation by ONB of the Merger contemplated by this Agreement.

         6.03. Capitalization. (a) The authorized capital stock of ONB as of the date hereof consists of (i) 50,000,000 shares of common stock, no par value per share, of which approximately 27,796,453 shares were issued and outstanding as of March 31, 1998, and (ii) 2,000,000 shares of preferred stock, no shares of which have been or are presently intended to be issued, other than in connection with any obligations of ONB to issue such preferred stock under its shareholders' rights plan. Such issued and outstanding shares of ONB capital stock have been duly and validly authorized by all necessary corporate action of ONB, are validly issued, fully paid and nonassessable, and have not been issued in violation of any pre-emptive rights of any present or former ONB shareholders. All of the issued and outstanding shares of common stock of ONB's subsidiaries are owned by ONB free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto. Except as described in this Section 6.03, ONB has no other authorized capital stock. Except for shares of ONB common stock to be issued in connection with: (i) ONB's dividend reinvestment and stock purchase plan; (ii) ONB's outstanding convertible subordinated debentures; (iii) acquisitions by ONB of other financial institutions or holding companies; and
(iv) ONB's restricted stock plan and other employee benefit plans, ONB has no intention or obligation to authorize or issue any other capital stock or any additional shares of ONB capital stock. On a consolidated basis as of March 31, 1998, ONB had total shareholders' equity of approximately $493 million, which consisted of common stock of $27.7 million, capital surplus of $308 million, retained earnings of $139.4 million, and net unrealized gain on available-for-sale securities of $17.4 million.

         (b) ONB has no knowledge of any person who beneficially owns 5% or more of its issued and outstanding shares of common stock.

         6.04. Organizational Documents. The Articles of Incorporation and By-Laws of ONB in force as of the date of this Agreement have been delivered to Southern and represent true, accurate and complete copies of such corporate documents of ONB in effect as of the date of this Agreement.

         6.05. Compliance With Law. Neither ONB nor any of its subsidiaries has engaged in any activity nor taken or omitted to take any action which has resulted or could result in the violation of any local, state, federal or foreign law, statute, rule, regulation, ordinance, order, restriction or requirement or of any order, injunction, judgment, writ or decree of any court or government agency or body, the violation of which could have a material adverse effect on the financial condition, results of operations, business, assets or capitalization of ONB and its subsidiaries on a consolidated basis. ONB and each of its subsidiaries possesses and holds all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their business without interference or interruption.

         6.06. Regulatory Filings. ONB and each of its subsidiaries have filed and will continue to file in a timely manner all required filings with the Securities and Exchange Commission ("SEC"), including, but not limited to, all reports on Form 8, Form 8-K, Form 10-K and Form 10-Q and proxy statements, and with all other federal and state regulatory agencies as required by applicable law. All filings by ONB with the SEC and with all other federal and state regulatory agencies were true, accurate and complete in all material respects as of the dates of the filings, and no such filings contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in the light of the circumstances under which they were made, not false or misleading.

         6.07. Litigation and Pending Proceedings. (a) There are no claims, actions, suits, proceedings, investigations or arbitrations pending or, to the best knowledge of ONB after due inquiry, threatened in any court or before any government agency or authority, arbitration panel or otherwise (nor does ONB have any knowledge of a basis for any claim, action, suit, proceeding, litigation, investigation or arbitration) against, by or affecting ONB or its subsidiaries which would reasonably be expected to have a material adverse effect on the financial condition, results of operations, business, assets or capitalization of ONB on a consolidated basis, or which would prevent the performance of this Agreement, declare the same unlawful or cause the rescission hereof.

         (b) Pending Proceedings. Neither ONB nor any of its subsidiaries is:
(i) subject to any outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority having a material adverse effect on the financial condition, results of operations, business, assets or capitalization of ONB on a consolidated basis; (ii) presently charged with or, to the best knowledge of ONB, under governmental investigation with respect to any actual or alleged violations of any law, statute, rule, regulation or ordinance, the violation of which could have a material adverse effect on the financial condition, results of operation, business, assets or capitalization of ONB on a consolidated basis; or (iii) the subject of any pending or, to the best knowledge of ONB after due inquiry, threatened proceeding by any government regulatory agency or authority having jurisdiction over its business, assets, capital, properties or operations, the violation of which could have a material adverse effect on the financial condition, results of operations, business, assets or capitalization of ONB on a consolidated basis.

         6.08. Financial Statements and Reports. (a) ONB or its agents have delivered to Southern copies of the following financial statements and reports of ONB and its subsidiaries (collectively, the "ONB Financial Statements"):

               (i) Consolidated Balance Sheets and related Consolidated Statements of Income and Consolidated Statements of Changes in Shareholders' Equity of ONB as of and for the years ended December 31, 1995, 1996 and 1997, and for the fiscal quarter ended March 31, 1998; and

               (ii) Consolidated Statements of Cash Flows of ONB for the years ended December 31, 1995, 1996 and 1997.

         (b) The ONB Financial Statements are true, accurate and complete in all material respects and present fairly the consolidated financial positions of ONB and its subsidiaries as of and at the dates shown and the consolidated results of operations for the periods covered thereby. The ONB Financial Statements described in clauses (i) and (ii) above, which consist of fiscal year-end information, are audited financial statements and have been prepared in conformance with generally accepted accounting principles applied on a consistent basis except as may otherwise be indicated in any accountants' notes or reports with respect to such financial statements. The ONB Financial Statements do not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render the ONB Financial Statements false, misleading or inaccurate in any material respect.

         6.09. Shares to be Issued in Merger. The shares of ONB common stock which Southern shareholders will be entitled to receive upon consummation of the Merger pursuant to this Agreement will, at the Effective Time, be duly authorized and will, when issued in accordance with this Agreement, be validly issued, fully paid and nonassessable and will have been registered under the Securities Act of 1933, as amended ("1933 Act") and listed for trading on the NASDAQ National Market System.

         6.10. Shareholder Approval. (a) Approval by ONB's shareholders of the Merger or any other actions contemplated by this Agreement is not required.

         (b) ONB acknowledges that Southern intends to submit for approval by its shareholders that the number of Options exercisable under the Stock Option Plan and payments to be received under the Deferred Compensation Agreements do not constitute "excess parachute payments" as defined in Section 280G of the Code. If the shareholders do not so approve, such limitations provided in
Section 280G shall continue to apply to such Stock Options.

         6.11. Absence of Undisclosed Liabilities. Except as provided in the ONB Financial Statements, and except for trade payables incurred in the ordinary course of business, ONB does not have, nor will it have at the Effective Time, any undisclosed obligation, agreement, contract, commitment, liability, lease or license which is material to ONB on a consolidated basis nor any obligation, agreement, contract, commitment, liability, lease or license made outside of the ordinary course of business, nor does there currently exist any circumstances resulting from transactions effected or events occurring on or prior to the date of this Agreement or from any action omitted to be taken during such period which could reasonably be expected to result in any such obligation, agreement, contract, commitment, liability, lease or license.

         6.12. Accuracy of Statements Made to Southern. No representation, warranty or other statement made, or any information provided, by ONB in this Agreement, and no written report, statement, list, certificate, materials or other information furnished or to be furnished by ONB to Southern through and including the Effective Time in connection with this Agreement or the Merger (including, without limitation, any written information which has been or shall be supplied by ONB with respect to its financial condition, results of operations, business, assets, capital or directors and officers for inclusion in the proxy statement-prospectus and registration statement relating to the Merger), contains or shall contain (in the case of information relating to the proxy statement-prospectus at the time it is mailed to Southern's shareholders) any untrue or misleading statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading.

         6.13. Contracts. ONB and each of its subsidiaries has performed in all material respects all obligations required to be performed by them under all agreements which are material to ONB on a consolidated basis, and neither ONB nor any of its subsidiaries, to the best knowledge of ONB, is in default under or in breach of, in any material respect, any agreement which is material to ONB on a consolidated basis.

         6.14. Environmental Compliance. To the best knowledge of ONB after reasonable inquiry, ONB and its subsidiaries have conducted their respective businesses in material compliance with the Environmental Laws.

         6.15. Regulatory Approvals. To the best knowledge of ONB after reasonable inquiry, there currently exists no reason why the granting of any of the state or federal regulatory approvals required for consummation of the Merger would reasonably be expected to be denied or unduly delayed.

         6.16. Representations and Warranties at the Effective Date. All representations and warranties of ONB contained herein shall be true, accurate and complete in all material respects on and as of the Effective Time as though made or given at such time.

         6.17. Nonsurvival of Representations and Warranties. The representations and warranties of ONB contained in this Agreement shall expire at the Effective Time and, thereafter, ONB and all directors, officers and employees of ONB shall have no further liability with respect thereto, except for fraud or for false or misleading statements made intentionally or knowingly in connection with such representations and warranties or except as otherwise provided by law, whether statutory, common law or otherwise.

                                   SECTION 7

                             COVENANTS OF SOUTHERN
                             ---------------------

         Southern covenants and agrees with ONB, and covenants and agrees to cause Carbondale Bank, to act as follows:

         7.01. Shareholder Approval. (a) Subject to Section 7.06(b) hereof, Southern shall submit this Agreement to its shareholders for approval at a meeting to be called and held in accordance with applicable law and the Certificate of Incorporation and By-Laws of Southern at the earliest possible reasonable date following receipt by ONB of all required regulatory approvals. Southern shall also submit to its shareholders at such meeting the matter as described in Section 6.10(b) hereof. Subject to Section 7.06(b) hereof, the Board of Directors of Southern shall recommend to Southern's shareholders that such shareholders approve this Agreement and the Merger contemplated hereby and shall solicit proxies voting in favor of this Agreement from Southern's shareholders.

         (b) Southern shall cause Carbondale Bank to submit this Agreement to its shareholder for ratification and confirmation by written consent or at a meeting to be called and held in accordance with applicable and the Articles of Association and By-Laws of Carbondale Bank at the earliest possible reasonable date, and the Board of Directors of Carbondale Bank shall recommend to the shareholder of Carbondale Bank that such shareholder ratify and confirm this Agreement.

         7.02. Other Approvals. (a) Southern, Carbondale Bank and each of the Subsidiaries shall proceed expeditiously, cooperate fully and use its best efforts to assist ONB in procuring upon reasonable terms and conditions all consents, authorizations, approvals, registrations and certificates, in completing all filings and applications and in satisfying all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

         (b) Southern, Carbondale Bank and each of the Subsidiaries shall cooperate with ONB in and shall take all necessary action to effectuate the disposition of the Southern Plans, as provided in Section 8.03 hereof. Southern shall be responsible for and shall pay all costs and expenses associated with such dispositions.

         7.03. Conduct of Business. (a) On and after the date of this Agreement and until the Effective Time or until this Agreement shall be terminated as herein provided, neither Southern, Carbondale Bank nor any of the Subsidiaries shall, without the prior written consent of ONB:

               (i) make any changes in its capital stock accounts (including, without limitation, any stock split, stock dividend, recapitalization or reclassification);

               (ii) authorize a class of stock or issue, or authorize the issuance of, securities other than or in addition to the issued and outstanding common stock as set forth in
                        Section 5.03 hereof;

               (iii) distribute or pay any dividends on its shares of common stock, or authorize a stock split, or make any other distribution to its shareholders except that (A) Carbondale Bank may pay cash dividends to Southern in the ordinary course of business for payment of reasonable and necessary business and operating expenses of Southern and to provide funds for Southern's dividends to its shareholders in accordance with this Agreement and (B) Southern may pay to its shareholders its usual and customary quarterly cash dividend of no greater than twenty cents ($.20) per share for any quarter other than the last calendar quarter and no greater than seventy cents ($.70) per share for the last calendar quarter of the year until the Effective Time, provided that no dividend may be paid during the quarter in which the Merger is consummated if, during such quarter, Southern shareholders will become entitled to receive dividends on their shares of ONB common stock received pursuant to this Agreement;

               (iv)     redeem any of its outstanding shares of common stock;

               (v) merge, combine or consolidate or effect a share exchange with or sell its assets or any of its securities to any other person, corporation or entity or enter into any other similar transaction not in the ordinary course of business;

               (vi) purchase any assets or securities or assume any liabilities of another bank holding company, bank, corporation or other entity, except in the ordinary course of business necessary to manage its investment portfolio;

               (vii) make any loan or commitment to lend money, issue any letter of credit or accept any deposit, except in the ordinary course of business in accordance with its existing banking practices (and, with respect to loan transactions or commitments, letters of credit and deposit accounts, only on terms and conditions which are not materially more favorable than those available to the borrower or customer from competitive sources in transactions in the ordinary course of business);

               (viii) except for the disposition in the ordinary course of business of other real estate owned, acquire or dispose of any property or asset constituting a capital investment in excess of $10,000 individually or $25,000 in the aggregate;

               (ix) except for tax and other liens which arise by operation of law and with respect to which payment is not past due and except for pledges or liens: (i) required to be granted in connection with acceptance by Southern or Carbondale Bank of government deposits; (ii) granted in connection with repurchase or reverse repurchase agreements; or (iii) otherwise incurred in the ordinary course of the conduct of its business, subject any of its properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest or encumbrance;

               (x) promote to a new position or increase the rate of compensation (except for promotions and compensation increases in the ordinary course of business and in accordance with past practices and established employment policies), or enter into any agreement to promote to a new position or increase the rate of compensation, of any director, officer or employee of Southern, Carbondale Bank or any of the Subsidiaries;

               (xi) execute, create, institute, modify, amend or terminate (except with respect to any amendments to the Southern Plans required by law, rule or regulation) any pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation or depreciation right or profit sharing plans; any employment, deferred compensation, consulting, bonus or collective bargaining agreement; any group insurance or health contract or policy; or any other incentive, retirement, welfare or employee welfare benefit plan, agreement or understanding for current or former directors, officers or employees of Southern, Carbondale Bank or any of the Subsidiaries; or change the level of benefits or payments under any of the foregoing or increase or decrease any severance or termination of pay benefits or any other fringe or employee benefits other than as required by law or regulatory authorities or the terms of any of the foregoing;

               (xii) modify, amend or institute new employment policies or practices, or enter into, renew or extend any employment, indemnity, reimbursement, consulting, compensation or severance agreements with respect to any present or former directors, officers or employees of Southern, Carbondale Bank or any of the Subsidiaries;

               (xiii) hire or employ any new or additional employees of Southern, Carbondale Bank or any of the Subsidiaries, except those which are reasonably necessary for the proper operation of their respective businesses;

               (xiv) elect or appoint any officers or directors of Southern, Carbondale Bank or any of the Subsidiaries who are not presently serving in such capacities;

               (xv) amend, modify or restate Southern's Certificate of Incorporation or ByLaws or Carbondale Bank's Articles of Association or By-Laws from those in effect on the date of this Agreement and as delivered to ONB hereunder;

               (xvi) give, dispose of, sell, convey or transfer; assign, hypothecate, pledge or encumber; or grant a security interest in or option to or right to acquire any shares of common stock or substantially all of the assets, of Southern or Carbondale Bank, or enter into any agreement or commitment relative to the foregoing;

               (xvii) fail to continue to make additions to in accordance with past practices and to otherwise maintain in all respects Southern's or Carbondale Bank's reserve for loan and lease losses, or any other reserve account, in accordance with safe, sound, and prudent banking practices and in accordance with generally accepted accounting principles applied on a consistent basis;

               (xviii) fail to accrue, pay, discharge and satisfy all debts, liabilities, obligations and expenses, including, but not limited to, trade payables, incurred in the regular and ordinary course of business as such debts, liabilities, obligations and expenses become due;

               (xix) issue, or authorize the issuance of, any securities convertible into or exchangeable for shares of Southern Common Stock or Bank Common Stock;

               (xx) except for obligations disclosed within this Agreement or the Disclosure Statement, trade payables and similar liabilities and obligations incurred in the ordinary course of business and the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected in the Southern Financial Statements or the Subsequent Southern Financial Statements, borrow any money or incur any indebtedness including, without limitation, through the issuance of debentures, or incur any liability or obligation (whether absolute, accrued, contingent or otherwise), in an aggregate amount exceeding $10,000;

               (xxi) open, close, move or, in any material respect, expand, diminish, renovate, alter or change any of its offices or branches;

               (xxii) pay or commit to pay any management or consulting or other similar type of fees; or

               (xxiii) enter into any contract, agreement, lease, commitment, understanding, arrangement or transaction or incur any liability or obligation (other than as contemplated by Section 7.03(a)(vii) hereof and legal, accounting and fees related to the Merger) requiring payments by Southern or Carbondale Bank which exceed $10,000, whether individually or in the aggregate, or that is not a trade payable or incurred in the ordinary course of business.

         (b) Southern and Carbondale Bank shall maintain, or cause to be maintained, in full force and effect, insurance on their assets, properties and operations, fidelity coverage and directors' and officers' liability insurance on their directors, officers and employees in such amounts and with regard to such liabilities and hazards as are currently insured by Southern and Carbondale Bank as of the date of this Agreement.

         7.04. Preservation of Business. On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, Southern, Carbondale Bank and each of the Subsidiaries shall: (a) carry on their business diligently, substantially in the manner as is presently being conducted and in the ordinary course of business; (b) use their best efforts to preserve their business organization intact, keep available the services of the present officers and employees and preserve their present relationships with customers and persons having business dealings with it; (c) maintain all of the properties and assets that it owns or utilizes in good operating condition and repair, reasonable wear and tear excepted, and maintain insurance upon such properties and assets in amounts and kinds comparable to that in effect on the date of this Agreement; (d) maintain their books, records and accounts in the usual, regular and ordinary manner, on a basis consistent with prior years and in compliance with all material respects with all statutes, laws, rules and regulations applicable to them and to the conduct of their business; and (e) not knowingly do or fail to do anything which will cause a breach of, or default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which either of them is a party or by which either of them is or may be subject or bound.

         7.05. Restrictions Regarding Affiliates. Southern shall, within thirty
(30) days after the date of this Agreement and promptly thereafter until the Effective Time to reflect any changes, provide ONB with a list identifying each person who may be deemed to be an affiliate of Southern for purposes of Rule 145 under the 1933 Act. On or prior to the date of this Agreement, Southern shall use its best efforts to cause each director, executive officer and other person who may be deemed to be such an affiliate of Southern to deliver to ONB on or prior to the date of this Agreement a written agreement, substantially in the form as attached hereto as

Exhibit A, providing that such person: (a) shall not sell, pledge, transfer, dispose of or otherwise reduce his or her market risk with respect to the shares of Southern Common Stock directly or indirectly owned or held by such person during the thirty (30) day period prior to the Effective Time; and (b) will not sell, pledge, transfer, dispose of or otherwise reduce his or her market risk with respect to the shares of ONB common stock to be received by such person pursuant to this Agreement: (i) until such time as financial results covering at least 30 days of combined operations of ONB and Southern have been published as and when required and within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies, and (ii) unless such sales are pursuant to an effective Registration Statement under the 1933 Act or pursuant to Rule 145 under the 1933 Act or another exemption from registration under the 1933 Act.

         7.06. Other Negotiations. (a) Subject to Section 7.06(b) hereof, on and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, except with the prior written approval of ONB, neither Southern, Carbondale Bank nor any Subsidiary shall nor permit or authorize their respective directors, officers, employees, agents or representatives to, directly or indirectly, initiate, solicit, encourage or engage in discussions or negotiations with, or provide information to, any corporation, association, partnership, person or other entity or group concerning any merger, consolidation, share exchange, combination, purchase or sale of substantial assets, sale of shares of common stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing the right to acquire, capital stock) or similar transaction relating to Southern or Carbondale Bank or to which Southern or Carbondale Bank may become a party (all such transactions are hereinafter referred to as "Acquisition Transactions"). Southern and Carbondale Bank shall promptly communicate to ONB the terms of any proposal or offer which either of them may receive with respect to an Acquisition Transaction and any request by or indication of interest on the part of any third party with respect to the initiation of any Acquisition Transaction or discussions with respect thereto.

         (b) On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as provided herein, Southern or Carbondale Bank may engage, and may permit and authorize their respective directors, officers, employees, agents or representatives to, directly or indirectly, engage in discussions or negotiations with, or provide information to, any corporation, association, partnership, person or other entity or group concerning an unsolicited offer by such third party with respect to an Acquisition Transaction only with the prior written approval of ONB, which approval shall be provided to Southern promptly upon receipt by ONB of (i) a letter from Southern signed by at least a majority of its Board of Directors then in office indicating that Southern has received an unsolicited offer regarding an Acquisition Transaction which the Board of Directors of Southern considers, in the exercise of its fiduciary duties as a Board, to be substantially superior to the then current offer of ONB pursuant to this Agreement, and (ii) an opinion from legal counsel to Southern that states the fiduciary duties of the Board require such Board to consider and, in light of such duties, take such other actions with respect to such unsolicited offer as may be necessary or appropriate. Such approval may, in all other instances, be provided to Southern when and if ONB shall, in its sole discretion, determine. This Section 7.06 shall not authorize Southern or Carbondale Bank, or any of their directors, officers, employees, agents or representatives, to initiate any discussions or negotiations relative to an Acquisition Transaction with a third party. Upon Southern's execution or acceptance of any agreement or letter of intent regarding an Acquisition Transaction, Southern shall immediately pay to ONB in immediately available funds the amount of One Million Dollars ($1,000,000.00) as ONB's sole and exclusive remedy under this Agreement. The provisions of this Section 7.06(b) shall in no way limit ONB's rights or remedies against any person or entity not a party to this Agreement.

         7.07. Press Releases. Except as required by law, neither Southern nor Carbondale Bank shall issue any press or news releases or make any other public announcements or disclosures relating to the Merger without the prior consent of ONB following delivery of a final copy of such press or news release, which consent shall not be unreasonably withheld.

         7.08. Disclosure Schedule Update. Southern shall promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of Southern contained herein materially incorrect, untrue or misleading.

         7.09. Information, Access Thereto, Confidentiality. ONB and its respective representatives and agents shall, at all times during normal business hours prior to the Effective Time, have full and continuing access to the properties, facilities, operations, books and records of Southern and Carbondale Bank. ONB and its respective representatives and agents may, prior to the Effective Time, make or cause to be made such reasonable investigation of the operations, books, records and properties of Southern and Carbondale Bank and of their financial and legal condition as deemed necessary or advisable to familiarize themselves with such operations, books, records, properties and other matters; provided, however, that such access or investigation shall not interfere unnecessarily with the normal business operations of Southern and Carbondale Bank. Upon request, Southern and Carbondale Bank shall furnish ONB or its respective representatives or agents, their attorneys' responses to external auditors requests for information, management letters received from their external auditors and such financial, loan and operating data and other information reasonably requested by ONB which has been or is developed by Southern or Carbondale Bank, their auditors, accountants or attorneys (provided with respect to attorneys, such disclosure would not result in the waiver by Southern or Carbondale Bank of any claim of attorney-client privilege), and will permit ONB and its respective representatives or agents to discuss such information directly with any individual or firm performing auditing or accounting functions for Southern and Carbondale Bank, and such auditors and accountants shall be directed to furnish copies of any reports or financial information as developed to ONB or its respective representatives or agents. No investigation by ONB shall affect the representations and warranties made by Southern or Carbondale Bank herein. Any confidential information or trade secrets received by ONB or its representatives or agents in the course of such examination shall be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing such confidential information or trade secrets or both shall be destroyed by ONB or, at Southern's request, returned to Southern in the event this Agreement is terminated as provided in Section 10 hereof. This Section 7.09 shall not require the disclosure of any information to ONB which would be prohibited by law.

         7.10. Subsequent Southern Financial Statements. As soon as reasonably available after the date of this Agreement, Southern shall deliver to ONB the monthly unaudited consolidated balance sheets and profit and loss statements of Southern prepared for its internal use, Carbondale Bank's Call Reports for each quarterly period completed prior to the Effective Time, and all other financial reports or statements submitted to regulatory authorities after the date hereof, to the extent permitted by law (collectively, "Subsequent Southern Financial Statements"). The Subsequent Southern Financial Statements shall be prepared on a basis consistent with past accounting practices and generally accepted accounting principles applied on a consistent basis to the extent applicable and shall present fairly the financial condition and results of operations as of the dates and for the periods presented. The Subsequent Southern Financial Statements, including the notes thereto, will not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render such financial statements inaccurate, incomplete or misleading in any respect.

         7.11. Employee Benefits. Neither the terms of Section 8.03 hereof nor the provision of any employee benefits by ONB or any of its subsidiaries to employees of Southern shall: (a) create any employment contract, agreement or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of Southern; or
(b) prohibit or restrict ONB or its subsidiaries, whether before or after the Effective Time, from changing, amending or terminating any employee benefits provided to its employees from time to time.

         7.12. Disposition of Southern Tax-Qualified Plans. Southern, Carbondale Bank and the Subsidiaries shall take all necessary corporate action to effectuate the disposition of the tax-qualified plans sponsored by them (collectively, "Southern Plans") as provided in this Section 7.12 and Section
8.03 hereof.

         (a) Merger of Southern 401(k) Plan. The Southern Bancshares, Ltd. 401(k) Profit Sharing Plan ("Southern 401(k) Plan") shall be merged with and into the ONB Savings Plan (as hereafter defined). All account balances maintained under the Southern 401(k) Plan shall become fully vested on the day on which the Effective Time occurs. From the date of this Agreement through the date on which the Southern 401(k) Plan is merged into the ONB Savings Plan, Southern and Carbondale Bank may continue to make contributions to the Southern 401(k)

Plan so long as such contributions are comparable in amount to any past contributions to such plan.

         (b) Participation in Merger Transaction and Termination of Southern ESOP. In connection with the Merger, Southern shall take all actions necessary to cause the fiduciaries of the Southern ESOP, including the "Special Trustee" thereunder, to take all of the following actions:

               (i) Implement a written confidential pass through voting procedure pursuant to which the participants under the Southern ESOP and their beneficiaries shall direct the Special Trustee under the Southern ESOP to vote the shares of Southern Common Stock allocated to their Southern ESOP accounts with respect to the Merger;

               (ii) Provide the Southern ESOP participants and their beneficiaries with a written notice regarding the existence of and provisions for such confidential pass through voting procedures, as well as the same written materials to be provided to the shareholders of Southern in connection with the Merger;

               (iii) Obtain a written opinion from a qualified, independent financial advisor to the Special Trustee of the Southern ESOP to the effect that the shares of ONB common stock to be received by the Southern ESOP in the Merger in exchange for the shares of Southern Common Stock will constitute "adequate consideration" as defined in
                        Section 3(18) of ERISA, and that the Merger, including the disposition of the Southern ESOP in connection therewith, are fair to the Southern ESOP and its participants from a financial point of view. The identity of the financial advisor and the contents of its written opinion referred to in the preceding sentence must be acceptable in form and content to ONB and its counsel; and

               (iv) Take any and all additional actions necessary to satisfy the requirements of ERISA applicable to the Southern ESOP fiduciaries in connection with the Merger.

Effective as of the later of the last day of the month in which the Effective Time occurs or December 31, 1998, the ESOP shall be terminated and all benefits thereunder distributed. Prior to the distribution of any ESOP accounts in connection with such termination, Southern shall have obtained a determination letter from the Service to the effect that the termination will not affect the tax qualified status of the ESOP. For the plan year ended December 31, 1998, no contributions shall be made to the Southern ESOP. Provided, however, for such period, Southern may make the final allocation to participants' Southern ESOP accounts of the excess residual assets remaining in the suspense account referred to in Section 3.09 of the Southern

ESOP from the termination of First National Bank and Trust Company, Carbondale, Illinois Defined Benefit Plan.

         (c) Discontinuance of Simplified Employee Pension Plans. All contributions to the Simplified Employee Pension Plans sponsored by D.R. Hancock & Company, Inc. and First Insurance Group, Inc. ("SEPs") shall be discontinued. In connection therewith, the sponsorship of the SEPs by D.R. Hancock & Company, Inc. and First Insurance Group, Inc. shall also be discontinued.

         (d) Effective Date of Disposition of Southern Plans. The disposition of the Southern ESOP, Southern 401(k) Plan and SEPs, as described in the preceding provisions of this Section 7.12, shall be effective as of the later of December 31, 1998 or the last day of the month in which the Effective Time occurs ("Disposition Date"). Provided, however, that notwithstanding any other provision of this Section 7.12, if the Effective Time occurs before December 31, 1998, the Southern 401(k) Plan shall nevertheless be continued until December 31, 1998. Effective on and after the Disposition Date, the employees of Southern, Carbondale Bank and the Subsidiaries can become participants under the ONB Savings Plan in accordance with the provisions of Section 8.03(b) hereof.

         (e) Conditions Precedent to Disposition of Southern Plans. Not less than thirty (30) days prior to the Effective Time, ONB and Southern shall have received the written opinion of counsel to Southern directed to both ONB and Southern, in form and content satisfactory to ONB and its counsel, to the following:

               (i)      Assuming that the ONB Savings Plan is qualified under
                        Section 401(a) of the Code on the date of the merger, the merger of the Southern 401(k) Plan with and into the ONB Savings Plan, will not affect the tax qualified status of either plan; and

               (ii) At the time of the discontinuance of contributions to and the sponsorship of the SEPs, such plans satisfy all applicable requirements of the Code, including without limitation the requirements of Section 408(k) of the Code.

                                   SECTION 8

                                COVENANTS OF ONB
                                ----------------

         ONB covenants and agrees with Southern as follows:

         8.01. Approvals. ONB shall have primary responsibility for the preparation, filing and costs of all bank holding company and bank regulatory applications required for consummation of the Merger. ONB shall file all bank holding company and bank regulatory applications as soon as practicable after the execution of this Agreement. ONB shall provide to Southern's counsel copies of all applications filed and copies of all material written communications with all state and federal bank regulatory agencies relating to such applications. ONB shall proceed expeditiously, cooperate fully and use its best efforts to procure, upon terms and conditions reasonably acceptable to ONB, all consents, authorizations, approvals, registrations and certificates, to complete all filings and applications and to satisfy all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

         8.02. SEC Registration. ONB shall file with the SEC as soon as practicable after the execution of this Agreement a Registration Statement on an appropriate form under the 1933 Act covering the shares of ONB common stock to be issued pursuant to this Agreement and shall use its best efforts to cause the same to become effective and thereafter, until the Effective Time or termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same. Such Registration Statement and any amendments and supplements thereto are referred to in this Agreement as the "Registration Statement". The Registration Statement shall include a proxy statement-prospectus reasonably acceptable to ONB and Southern, prepared for use in connection with the meeting of shareholders of Southern referred to in
Section 7.01 of this Agreement, all in accordance with the rules and regulations of the SEC and the OCC. ONB shall, as soon as practicable after filing the Registration Statement, make all filings required to obtain all Blue Sky exemptions, authorizations, consents or approvals required for the issuance of ONB common stock. In advance of filing the Registration Statement and all other filings described in Section 8.01 herein, ONB shall provide Southern and its counsel with a copy of the Registration Statement and each such other filing and provide an opportunity to comment thereon.

         8.03. Employee Benefit Plans. (a) At such time as ONB shall determine, in its sole discretion, but in no event later than December 31, 1998, ONB will make available to the employees of Southern, Carbondale Bank and the Subsidiaries who continue as employees of any subsidiary of ONB after the Effective Time and, further, subject to Section 8.03(b), (c) and (d) hereof, substantially the same employee benefits on substantially the same terms and conditions that ONB may offer to similarly situated officers and employees of its banking subsidiaries from time to time. Until such time as the employees of Southern, Carbondale Bank and the Subsidiaries become covered by the ONB welfare benefit plans, the employees of Southern, Carbondale Bank and the Subsidiaries shall remain covered by their respective welfare benefit plans, subject to the terms of such plans.

         (b) Subject to the provisions of subsection (c) hereof, years of service (as defined in the applicable ONB plan) of an officer or employee of Southern, Carbondale Bank or the Subsidiaries prior to the Effective Time shall be credited, effective as of the date on which such employees become covered by a particular ONB plan, to each such officer or employee eligible for coverage under Section 8.03(a) hereof for purposes of: (i) eligibility under ONB's employee welfare benefit plans; (ii) eligibility and vesting, but not for purposes of benefit accrual or contributions, under the ONB Employees' Retirement Plan ("ONB Pension Plan") or under the ONB Employees' Savings Plan ("ONB Savings Plan"); and (iii) eligibility and vesting, but not for purposes of benefit accrual or contributions, under the ONB Employee Stock Ownership Plan ("ONB ESOP"). Subject to the provisions of Section 7.12 hereof, those officers and employees of Southern, Carbondale Bank or the Subsidiaries who otherwise meet the eligibility requirements of the ONB Pension Plan, ONB Savings Plan or ONB ESOP, based upon their age and years of Southern, Carbondale Bank or the Subsidiaries service, shall become participants thereunder on the January 1st which coincides with or next follows the Effective Time. Those officers or employees who do not meet the eligibility requirements of the ONB Pension Plan, ONB Savings Plan or ONB ESOP on such date shall become participants thereunder on the first plan entry date under the ONB Pension Plan, the ONB Savings Plan or ONB ESOP, as the case may be, which coincides with or next follows the date on which such eligibility requirements are satisfied.

         (c) No employee of Southern, Carbondale Bank or the Subsidiaries serving as of the Effective Time shall be subject to any pre-existing condition limitation under any of ONB's welfare benefit plans if such officer, employee or individual was not subject to any pre-existing condition limitation under the corresponding Southern welfare benefit plan on the day immediately preceding the day he becomes a participant in the ONB welfare benefit plans pursuant to
Section 8.03(a) hereof.

         (d) Neither the terms of this Section 8.03 nor the provision of any employee benefits by ONB or any of its subsidiaries to employees of Southern, Carbondale Bank or the Subsidiaries shall: (i) create any employment contract, agreement or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of Southern or Carbondale Bank; or (ii) prohibit or restrict ONB or its subsidiaries, whether before or after the Effective Time, from changing, amending or terminating any employee benefits provided to its employees from time to time.

         (e) ONB shall take any and all actions necessary to effectuate the disposition of the Southern Plans provided by Section 7.12 hereof.

         8.04. Deferred Compensation Agreements. Following the Effective Time, ONB shall not terminate the existing Restated Deferred Compensation Agreements, dated effective January 1, 1995, as amended, and entered into by Carbondale Bank with each of Joe R. Kesler, Teresa Rust-Hancock, Dan Schafer and Steven Schwauwecker, except in accordance with their respective provisions or if required by any regulatory agency or authority. ONB will make or will cause Carbondale Bank to make the "change in control" severance payments required by the Carbondale Bank Deferred Compensation Agreements in a five (5) equal annual installments (less all applicable withholdings) commencing March 1, 2000 and on each March 1 thereafter, subject in all instances to the terms of the amended agreements.

         8.05. Stock Options. (a) At the Effective Time, the obligations of Southern with respect to each outstanding option to purchase shares of Southern Common Stock (pursuant to the Stock Options) which was properly granted pursuant to a stock option agreement executed in accordance with the Stock Option Plan shall be assumed by ONB as hereinafter provided. In connection therewith, each Stock Option shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Stock Option at the Effective Time, that number of shares of ONB common stock, rounded to the nearest whole share, as the holder of such Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such Option in full (after giving effect to accelerated vesting) immediately prior to the Effective Time and, immediately thereafter, exchanged such shares solely for ONB common stock based upon the Exchange Ratio at a price per share equal to (A) the aggregate exercise price for Southern Common Stock otherwise purchasable pursuant to such Stock Option divided by (B) the number of shares of ONB common stock, rounded to the nearest whole share, deemed purchasable pursuant to such Stock Option. By way of example and illustration only, if any option holder has been granted and is vested in options to acquire 1,000 shares of Southern Common Stock for $60.00 per share, then after the Effective Time, such option holder's same option would be converted into the option to acquire 2,750 shares of ONB common stock at $21.82 per share. In no event shall ONB be required to issue fractional shares of ONB common stock pursuant to the Stock Options.

         (b) As soon as practicable after the Effective Time, ONB shall deliver to each holder of a Stock Option an appropriate notice or agreement which sets forth such holder's rights pursuant to the Stock Option, and the agreements evidencing the grants of such Stock Options shall continue in effect on the same terms and conditions (subject to the conversion required by this Section 8.05 after giving effect to the Merger and the assumption by ONB as set forth above). Provided, however, to the extent necessary to effectuate the provisions of this
Section 8.05, ONB may deliver new or amended Stock Option agreements which reflect the terms of each Stock Option assumed by ONB. With respect to each Stock Option, the optionee shall be solely responsible for any and all tax liability (other than the employer's one-half share of any employment taxes) which may be imposed upon the optionee as a result of the provisions of this
Section 8.05 and as a result of the grant and exercise of such Stock Options.

         (c) As soon as practicable after the Effective Time, ONB shall file with the SEC a registration statement on an appropriate form with respect to the shares of ONB common stock subject to such options and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses with respect thereto) for so long as such options remain outstanding.

         8.06. Authorization of ONB Common Stock. The Board of Directors of ONB shall, prior to the Effective Time, authorize the issuance of the required number of shares of ONB common stock to be issued pursuant to this Agreement and take all other necessary corporate action to consummate the Merger contemplated hereby.

         8.07. Press Releases. Except as required by law, ONB shall not issue any press or news releases or make any other public announcements or disclosures relating primarily to Southern with respect to the Merger without the prior consent of Southern following delivery of a final copy of such press or news release, which consent shall not be unreasonably withheld.

         8.08. Indemnification. From and after the Effective Time, ONB shall assume and honor any obligations as provided for and permitted by applicable federal and state law which Southern had immediately prior to the Effective Time with respect to the indemnification of each person who is on the date hereof, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director or officer of Southern or was serving at the request of Southern as a director or officer of any domestic or foreign corporation, joint venture, trust, employee benefit plan or other enterprise (collectively, the "Indemnitees") arising out of Southern's Certificate of Incorporation or By-Laws in effect at the Effective Time against any and all losses in connection with or arising out of any claim which is based upon, arises out of or in any way relates to any actual or alleged act or omission occurring at or prior to the Effective Time in the Indemnitee's capacity as a director or officer (whether elected or appointed), of Southern. Indemnification of officers and directors of Carbondale Bank following the Effective Time will be provided to the same extent it is provided from time to time to other persons working in similar capacities for ONB or its subsidiaries following the Effective Time.

                                   SECTION 9

                       CONDITIONS PRECEDENT TO THE MERGER
                       ----------------------------------

         9.01. ONB. The obligation of ONB to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by ONB:

         (a) Representations and Warranties at Effective Time. Each of the representations and warranties of Southern and Carbondale Bank contained in this Agreement shall be true, accurate and correct in all material respects at and as of the Effective Time as though such representations and warranties had been made or given on and as of the Effective Time.

         (b) Covenants. Each of the covenants and agreements of Southern and Carbondale Bank shall have been fulfilled or complied with from the date of this Agreement through and as of the Effective Time.

         (c) Deliveries at Closing. ONB shall have received from Southern and Carbondale Bank at the Closing (as hereinafter defined) the items and documents, in form and content reasonably satisfactory to ONB, set forth in Section 12.02(b) hereof.

         (d) Registration Statement Effective. ONB shall have registered its shares of common stock to be issued to shareholders of Southern in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and Blue Sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by ONB. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened.

         (e) Regulatory Approvals. The Board of Governors of the Federal Reserve System ("Federal Reserve"), and the Illinois Commissioner of Banks and Real Estate ("ICBRE") shall have authorized and approved or not objected to the Merger on terms and conditions satisfactory to ONB. In addition, all appropriate orders, consents, approvals and clearances from all other regulatory agencies and governmental authorities whose orders, consents, approvals or clearances are required by law for consummation of the Merger contemplated by this Agreement shall have been obtained on terms and conditions satisfactory to ONB.

         (f) Shareholder Approval. The shareholders of Southern shall have approved and adopted this Agreement as required by applicable law and its Certificate of Incorporation.

         (g) Officers' Certificate. Southern shall have delivered to ONB a certificate signed by its Chairman or President and its Secretary, dated as of the Effective Time, certifying that: (i) all the representations and warranties of Southern and Carbondale Bank are true, accurate and correct in all material respects on and as of the Effective Time; (ii) all the covenants of Southern and Carbondale Bank have been complied with from the date of this Agreement through and as of the Effective Time; and (iii) Southern and Carbondale Bank have satisfied and fully complied with all conditions necessary to make this Agreement effective as to them.

         (h) Tax Opinion. The respective Boards of Directors of the parties to this Agreement shall have received a written opinion of the law firm of Krieg DeVault Alexander & Capehart, LLP, dated as of the Effective Time, in form and content satisfactory to the parties hereto, to the effect that the Merger to be effected pursuant to this Agreement should constitute a tax-free reorganization under the Code (as described in Section 1.06 hereof) to each party hereto and to the shareholders of Southern, except with respect to cash received by Southern's shareholders: (i) for fractional shares resulting from application of the Exchange Ratio; or (ii) pursuant to the exercise of dissenters' rights as described in Section 4 hereof.

         (i) Affiliate Agreements. ONB shall have received from Southern: (i) a list identifying each affiliate of Southern in accordance with Section 7.05 hereof dated as of the Effective Time; and (ii) from each affiliate of Southern, the agreements dated as of the date of this Agreement contemplated by Section
7.05 hereof.

         (j) Shareholders' Equity. As of the last day of the month immediately preceding the Effective Time, the shareholders' equity of Southern shall be not less than $24.7 million (calculated with any adjustments for FASB No. 115 removed), as reflected on Southern's Financial Statements as of such date and as determined in accordance with generally accepted accounting principles applied on a consistent basis. Such amount of shareholders' equity shall be calculated after all liability accruals and payments have been made for all legal, accounting, investment banking, environmental and other professional or advisors' fees of Southern and all expenses of Southern relating to the Merger incurred as of and through the date of such financial statements.

         (k) Fairness Opinion. PBS shall have issued its written fairness opinion to the Company stating that the terms of the Merger are fair to the shareholders of Southern from a financial point of view and to the Southern ESOP and its participants stating substantially the opinion described in Section 7.12(b)(iii) hereof. Such written fairness opinions shall (i) be in form and substance reasonably satisfactory to Southern and the Southern ESOP, (ii) be dated as of a date not later than the mailing date of the proxy statement-prospectus relating to the Merger to be mailed to Southern's shareholders, and (iii) confirmed by PBS as of the Effective Time.

         9.02. Southern. The obligation of Southern to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by Southern:

         (a) Representations and Warranties at Effective Time. Each of the representations and warranties of ONB contained in this Agreement shall be true, accurate and correct in all material respects on and as of the Effective Time as though the representations and warranties had been made or given at and as of the Effective Time.

         (b) Covenants. Each of the covenants and agreements of ONB shall have been fulfilled or complied with from the date of this Agreement through and as of the Effective Time.

         (c) Deliveries at Closing. Southern shall have received from ONB at the Closing the items and documents, in form and content reasonably satisfactory to Southern, listed in Section 12.02(a) hereof.

         (d) Registration Statement Effective. ONB shall have registered its shares of common stock to be issued to shareholders of Southern in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and Blue Sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by ONB. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened. In addition, such shares of ONB common stock shall be listed on the NASDAQ National Market System.

         (e) Regulatory Approvals. The Federal Reserve and the ICBRE shall have authorized and approved or not objected to the Merger. In addition, all appropriate orders, consents, approvals and clearances from all other regulatory agencies and governmental authorities whose orders, consents, approvals or clearances are required by law for consummation of the Merger contemplated by this Agreement shall have been obtained.

         (f) Shareholder Approval. The shareholders of Southern shall have approved and adopted this Agreement as required by applicable law and Southern's Certificate of Incorporation.

         (g) Officers' Certificate. ONB shall have delivered to Southern a certificate signed by its Chairman or President and its Secretary, dated as of the Effective Time, certifying that: (i) all the representations and warranties of ONB are true, accurate and correct in all material respects on and as of the Effective Time; (ii) all the covenants of ONB have been complied with from the date of this Agreement through and as of the Effective Time; and (iii) ONB has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

         (h) Tax Opinion. The respective Boards of Directors of the parties to this Agreement shall have received a written opinion of the law firm of Krieg DeVault Alexander & Capehart, LLP, dated as of the Effective Time, in form and content satisfactory to the parties hereto, to the effect that the Merger to be effected pursuant to this Agreement should constitute a tax-free reorganization under the Code (as described in Section 1.06 hereof) to each party hereto and to the shareholders of Southern, except with respect to cash received by Southern's shareholders: (i) for fractional shares resulting from application of the Exchange Ratio; or (ii) pursuant to the exercise of dissenters' rights as described in Section 4 hereof.

         (i) Fairness Opinion. PBS shall have issued its written fairness opinion to the Company stating that the terms of the Merger are fair to the shareholders of Southern from a financial point of view and to the Southern ESOP and its participants stating substantially the opinion described in Section 7.12(b)(iii) hereof. Such written fairness opinions shall (i) be in form and substance reasonably satisfactory to Southern and the Souther ESOP, (ii) be dated as of a date not later than the mailing date of the proxy statement-prospectus relating to the Merger to be mailed to Southern's shareholders, and (iii) confirmed by PBS as of the Effective Time.

                                   SECTION 10

                             TERMINATION OF MERGER
                             ---------------------

         10.01. Manner of Termination. This Agreement and the Merger may be terminated at any time prior to the Effective Time by written notice delivered by ONB to Southern, or by Southern to ONB, as follows:

         (a)   By ONB or Southern, if:

               (i) the Merger contemplated by this Agreement has not been consummated by February 28, 1999; or

               (ii) the respective Boards of Directors of ONB and Southern mutually agree to terminate this Agreement.

         (b)   By ONB, if:

               (i) the Merger will not qualify for pooling-of-interest accounting treatment for ONB and such failure to qualify is the result of actions taken or omitted to be taken by Southern or its directors, officers or shareholders other than as permitted hereunder; or

               (ii) any item, event or information set forth in any supplement, amendment or update to the Disclosure Schedule has had or would be expected to have, in the reasonable discretion of ONB, a material adverse effect on the business, assets, capitalization, financial condition or results of operations of Southern or Carbondale Bank; or

               (iii) there has been a misrepresentation or a breach of any warranty by or on the part of Southern in its representations and warranties set forth in this Agreement which has had or would be expected to have, in the reasonable discretion of ONB, a material adverse effect on the business, assets, capitalization, financial condition or results of operations of Southern or Carbondale Bank; provided, however, that in the event of any inaccuracy in the representations and warranties contained in Section 5.03 hereof relative to the number of issued and outstanding shares of capital stock of Southern or Carbondale Bank, ONB shall have the absolute right to terminate this Agreement without regard to the materiality of any such inaccuracy; or

               (iv) there has been a breach of or failure to comply with any covenant set forth in this Agreement by or on the part of Southern or Carbondale Bank; or

               (v) it shall reasonably determine that the Merger contemplated by this Agreement has become inadvisable or impracticable by reason of commencement or threat of any claim, litigation or proceeding against ONB, Southern, or any subsidiary of ONB or Southern, or any director or officer of any of such entities (A) relating to this Agreement or the Merger or (B) which is likely to have a material adverse effect on the business, assets, capitalization, financial condition or results of operations of Southern or Carbondale Bank; or

               (vi) there has been a material adverse change in the business, assets, capitalization, financial condition or results of operations of Southern or Carbondale Bank as of the Effective Time as compared to that in existence as of December 31, 1997 other than any change resulting primarily by reason of changes in banking laws or regulations (or interpretations thereof), changes in the general level of interest rate or changes in economic, financial or market conditions affecting the banking industry generally in Carbondale Bank's market area.

         (c)   By Southern, if:

               (i) there has been a misrepresentation or a breach of any warranty by or on the part of ONB in its representations and warranties set forth in this Agreement which has had or would be expected to have, in the reasonable discretion of Southern, a material adverse effect on the business, assets, capitalization, financial condition or results of operation of ONB on a consolidated basis; or

               (ii) there has been a breach of or failure to comply with any covenant set forth in this Agreement by or on the part of ONB; or

               (iii) there has been a material adverse change in the financial condition, results of operations, business, assets or capitalization of ONB on a consolidated basis as of the Effective Time as compared to that in existence on December 31, 1997, other than any change resulting primarily by reason of changes in banking laws or regulations (or interpretations thereof), changes in the general level of interest rate or changes in economic, financial or market conditions affecting the banking industry generally in the regions in which ONB and its subsidiaries operate; or

               (iv) it shall reasonably determine that the Merger contemplated by this Agreement has become inadvisable or impracticable by reason of commencement or threat of any material claim, litigation or proceeding against ONB (A) relating to this Agreement or the Merger or (B) which is likely to have a material adverse effect on the business, assets, capitalization, financial condition or results of operations of ONB on a consolidated basis.

         10.02. Acquisition of ONB. ONB shall not terminate this Agreement if an acquisition of ONB is consummated prior to the Effective Time.

         10.03. Effect of Termination. Upon termination by written notice, this Agreement shall be of no further force or effect, and there shall be no further obligations or restrictions on future activities on the part of ONB, Harrisburg Bank, Southern and Carbondale Bank and their respective directors, officers, employees, agents and shareholders, except as provided in compliance with the confidentiality provisions of this Agreement set forth in Section 7.09 and
Section 8.06 hereof and the payment of expenses set forth in Section 13.09 hereof.

                                   SECTION 11

                          EFFECTIVE TIME OF THE MERGER
                          ----------------------------

         Upon the terms and subject to the conditions specified in this Agreement, the Merger shall become effective at the close of business on the day and at the time specified in the Articles of Merger of Southern with and into ONB as filed with the Indiana Secretary of State ("Effective Time"), but not earlier than November 1, 1998. Unless otherwise mutually agreed to by the parties hereto, the Effective Time shall occur on the last business day of the month following (a) the fulfillment of all conditions precedent to the Merger set forth in Section 9 of this Agreement and (b) the expiration of all waiting periods in connection with the bank regulatory applications filed for the approval of the Merger.

                                   SECTION 12

                                    CLOSING
                                    -------

         12.01. Closing Date and Place. So long as all conditions precedent set forth in Section 9 hereof have been satisfied and fulfilled, the closing of the Merger ("Closing") shall take place on the Effective Time at a location to be reasonably determined by ONB.

         12.02. Deliveries. (a) At the Closing, ONB shall deliver to Southern the following:

                (i) an opinion of its counsel dated as of the Effective Time and substantially in the form set forth in Exhibit B attached hereto;

                (ii) the officers' certificate contemplated by Section 9.02(h) hereof;

                (iii) copies of all approvals by government regulatory agencies necessary to consummate the Merger;

                (iv) copies of the resolutions of the Board of Directors of ONB certified by the Secretary of ONB relative to the approval of this Agreement and the Merger; and

                (v) such other documents as Southern or its legal counsel may reasonably request.

         (b)    At the Closing, Southern shall deliver to ONB the following:

                (i) an opinion of its legal counsel dated as of the Effective Time and substantially in the form set forth in Exhibit C attached hereto;

                (ii) the officers' certificate contemplated by Section 9.01(g) hereof;

                (iii) a list of Southern's shareholders as of the Effective Time certified by the President and Secretary of Southern;

                (iv) copies of the resolutions adopted by the Board of Directors of Southern certified by the Secretary of Southern relative to the approval of this Agreement and the Merger; and

                (v)      the opinion of its legal counsel required by Section
                         7.12 hereof.

                (vi) the Fairness Opinions required by Section 9.01(k) and 9.02(i) hereof.

                (vii) such other documents as ONB or its legal counsel may reasonably request.

                                   SECTION 13

                                 MISCELLANEOUS
                                 -------------

         13.01. Effective Agreement. This Agreement shall be binding upon and inure to the benefit of the respective parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by any party hereto without the prior written consent of the other parties hereto; provided, however, that no such extension, waiver or amendment agreed to after authorization of this Agreement by the shareholders of Southern shall affect the rights of such shareholders in any manner which is materially adverse to such shareholders. The representations, warranties, covenants and agreements contained in this Agreement are for the sole benefit of the parties hereto and their successors and assigns, and they shall not be construed as conferring any rights on any other persons except as specifically set forth in this Agreement, including, but not limited to, Sections 8.03, 8.06, 8.08 and
8.09 hereof.

         13.02. Waiver; Amendment. (a) The parties hereto may by an instrument in writing: (i) extend the time for the performance of or otherwise amend any of the covenants, conditions or agreements of the other parties under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other parties contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other parties of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition, the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to consummate the Merger. The waiver by any party hereto of a breach of or noncompliance with any provision of this Agreement shall not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder.

         (b) This Agreement may be amended, modified or supplemented only by a written agreement executed by the parties hereto.

         13.03. Notices. All notices, requests and other communications hereunder shall be in writing (which shall include telecopier communication) and shall be deemed to have been duly given if delivered by hand and receipted for, sent by certified United States Mail, return receipt requested, first class postage pre-paid, delivered by overnight express receipted delivery service or telecopied if confirmed immediately thereafter by also mailing a copy of such notice, request or other communication by certified United States Mail, return receipt requested, with first class postage pre-paid as follows:


If to ONB:                               with a copy to (which shall not
                                         constitute notice):
Old National Bancorp
420 Main Street                          Krieg DeVault Alexander & Capehart, LLP
P. O. Box 718                            One Indiana Square, Suite 2800
Evansville, Indiana  47705               Indianapolis, Indiana 46204-2017
ATTN:  Jeffrey L. Knight, Secretary      ATTN: Andrew B. Buroker, Esq.
       and General Counsel               Telephone:  (317) 238-6242
Telephone:  (812) 464-1363               Telecopier:  (317) 636-1507
Telecopier:  (812) 464-1567

If to Southern:                          with a copy to (which shall not
                                         constitute notice):
Southern Bancshares, Ltd.
509 South University Avenue              Lindquist & Vennum, PLLP
P.O. Box 2227                            4200 IDS Center
Carbondale, Illinois  62902-2227         Minneapolis, Minnesota  55402
ATTN: Joe Kesler, President              ATTN:  J. Kevin  Costley, Esq.
Telephone:  (618) 457-3381               Telephone:  (612) 371-3547
Telecopier:  (618) 529-1345              Telecopier:  (612) 371-3207

or such substituted address or person as any of them have given to the other in writing. All such notices, requests or other communications shall be effective:
(a) if delivered by hand, when delivered; (b) if mailed in the manner provided herein, five (5) business days after deposit with the United States Postal Service; (c) if delivered by overnight express delivery service, on the next business day after deposit with such service; and (d) if by telecopier, on the next business day if also confirmed by mail in the manner provided herein.

         13.04. Headings. The headings in this Agreement have been inserted solely for ease of reference and should not be considered in the interpretation or construction of this Agreement.

         13.05. Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

         13.06. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

         13.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana and applicable federal laws, without regard to principles of conflicts of law.

         13.08. Entire Agreement. This Agreement supersedes all other prior or contemporaneous understandings, commitments, representations, negotiations or agreements, whether oral or written, among the parties hereto relating to the Merger or matters contemplated herein and constitutes the entire agreement between the parties hereto. Upon the execution of this Agreement by all the parties hereto, the preliminary non-binding Indication of Interest letter, dated May 1, 1998, from ONB and any and all other prior writings of either party relating to the Merger, shall terminate and shall be rendered of no further force or effect. The parties hereto agree that each party and its counsel reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendments or exhibits hereto.

         13.09. Expenses. ONB shall pay its expenses incidental to the Merger contemplated hereby. Southern shall pay its expenses incidental to the Merger contemplated hereby; provided, however, that the expenses related to the tax opinion contemplated by Sections 9.01(h) and 9.02(i) hereof shall be paid by ONB.

         13.10 Certain References. Whenever in this Agreement a singular word is used, it also shall include the plural wherever required by the context and vice-versa. Except expressly stated otherwise, all references in this Agreement to periods of days shall be construed to refer to calendar, not business, days. The term "business day" shall mean any day except Saturday and Sunday when Old National Bank in Evansville, the lead bank of ONB, is open for the transaction of business.

         13.11 Disclosure Schedule. The Disclosure Schedule attached hereto is intended to be and hereby is specifically made a part of this Agreement.

                                 * * * * * * *

         IN WITNESS WHEREOF, ONB and Southern have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed, attested in counterparts and delivered by their duly authorized officers.

                                       OLD NATIONAL BANCORP


                                       By:  /s/  RONALD B. LANKFORD
                                            ---------------------------------
                                            Ronald B. Lankford, President and
                                            Chief Operating Officer


ATTEST:


By:  /s/ JEFFREY L. KNIGHT
     ----------------------------
     Jeffrey L. Knight, Secretary


                                       SOUTHERN BANCSHARES, LTD.


                                       By:  /s/ JOE R. KESLER
                                            ---------------------------------
                                            Joe R. Kesler, President


ATTEST:


By:  /s/ JEFFREY M. LORENZ
     ----------------------------
     Jeffrey M. Lorenz, Treasurer

                                                                      APPENDIX B


                        ILLINOIS DISSENTERS' RIGHTS LAW
              UNDER THE ILLINOIS BUSINESS CORPORATION ACT OF 1983


5/11.65.  RIGHT TO DISSENT

         SECTION 11.65. Right to dissent. (a) A shareholder of a corporation is entitled to dissent from, and obtain payment for his or her shares in the event of any of the following corporate actions:

               (1) consummation of a plan of merger or consolidation or a plan of share exchange to which the corporation is a party if (i) shareholder authorization is required for the merger or consolidation or the share exchange by Section 11.20 or the articles of incorporation or (ii) the corporation is a subsidiary that is merged with its parent or another subsidiary under Section 11.30;

               (2) consummation of a sale, lease or exchange of all, or substantially all, of the property and assets of the corporation other than in the usual and regular course of business;

               (3) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

               (i)      alters or abolishes a preferential right of such shares;

               (ii) alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of such shares;

               (iii) in the case of a corporation incorporated prior to January 1, 1982, limits or eliminates cumulative voting rights with respect to such shares; or

               (4) any other corporate action taken pursuant to a shareholder vote if the articles of incorporation, by-laws, or a resolution of the board of directors provide that shareholders are entitled to dissent and obtain payment for their shares in accordance with the procedures set forth in Section 11.70 or as may be otherwise provided in the articles, by-laws or resolution.

         (b) A shareholder entitled to dissent and obtain payment for his or her shares under this Section may not challenge the corporate action creating his or her entitlement unless the action is fraudulent with respect to the shareholder or the corporation or constitutes a breach of a fiduciary duty owed to the shareholder.

         (c) A record owner of shares may assert dissenters' rights as to fewer than all the shares recorded in such person's name only if such person dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the record owner asserts dissenters' rights. The rights of a partial dissenter are determined as if the shares as to which dissent is made and the other shares were recorded in the names of different shareholders. A beneficial owner of shares who is not the record owner may assert dissenters' rights as to shares held on such person's behalf only if the beneficial owner submits to the corporation the record owner's written consent to the dissent before or at the same time the beneficial owner asserts dissenters' rights.


5/11.70.  PROCEDURE TO DISSENT

         SECTION 11.70. Procedure to Dissent. (a) If the corporate action giving rise to the right to dissent is to be approved at a meeting of shareholders, the notice of meeting shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to the meeting, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to vote on the transaction and to determine whether or not to exercise dissenters' rights, a shareholder may assert dissenters' rights only if the shareholder delivers to the corporation before the vote is taken a written demand for payment for his or her shares if the proposed action is consummated, and the shareholder does not vote in favor of the proposed action.

         (b) If the corporate action giving rise to the right to dissent is not to be approved at a meeting of shareholders, the notice to shareholders describing the action taken under Section 11.30 or Section 7.10 shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to or concurrently with the notice, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to determine whether or not to exercise dissenters' rights, a shareholder may assert dissenter's rights only if he or she delivers to the corporation within 30 days from the date of mailing the notice a written demand for payment for his or her shares.

         (c) Within 10 days after the date on which the corporate action giving rise to the right to dissent is effective or 30 days after the shareholder delivers to the corporation the written demand for payment, whichever is later, the corporation shall send each shareholder who has delivered a written demand for payment a statement setting forth the opinion of the corporation as to the estimated fair value of the shares, the corporation's latest balance sheet as of the end of a fiscal year ending not earlier than 16 months before the delivery of the statement, together with the statement of income for that year and the latest available interim financial statements, and either a commitment to pay for the shares of the dissenting shareholder at the estimated fair value thereof upon transmittal to the corporation of the certificate or certificates, or other evidence of ownership, with respect to the shares, or instructions to the dissenting shareholder to sell his or her shares within 10 days after delivery of the corporation's statement to the shareholder. The corporation may instruct the shareholder to sell only if there is a public market for the shares at which the shares may be readily sold. If the shareholder does not sell within that 10 day period after being so instructed by the corporation, for purposes of this Section the shareholder shall be deemed to have sold his or her shares at the average closing price of the shares, if listed on a national exchange, or the average of the bid and asked price with respect to the shares quoted by a principal market maker, if not listed on a national exchange, during that 10 day period.

         (d) A shareholder who makes written demand for payment under this Section retains all other rights of a shareholder until those rights are cancelled or modified by the consummation of the proposed corporate action. Upon consummation of that action, the corporation shall pay to each dissenter who transmits to the corporation the certificate or other evidence of ownership of the shares the amount the corporation estimates to be the fair value of the shares, plus accrued interest, accompanied by a written explanation of how the interest was calculated.

         (e) If the shareholder does not agree with the opinion of the corporation as to the estimated fair value of the shares or the amount of interest due, the shareholder, within 30 days from the delivery of the corporation's statement of value, shall notify the corporation in writing of the shareholder's estimated fair value and amount of interest due and demand payment for the difference between the shareholder's estimate of fair value and interest due and the amount of the payment by the corporation or the proceeds of sale by the shareholder, whichever is applicable because of the procedure for which the corporation opted pursuant to subsection (c).

         (f) If, within 60 days from delivery to the corporation of the shareholder notification of estimate of fair value of the shares and interest due, the corporation and the dissenting shareholder have not agreed in writing upon the fair value of the shares and interest due, the corporation shall either pay the difference in value demanded by the shareholder, with interest, or file a petition in the circuit court of the county in which either the registered office or the principal office of the corporation is located, requesting the court to determine the fair value of the shares and interest due. The corporation shall make all dissenters, whether or not residents of this State, whose demands remain unsettled parties to the proceeding as an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law. Failure of the corporation to commence an action pursuant to this Section shall not limit or affect the right of the dissenting shareholders to otherwise commence an action as permitted by law.

         (g) The jurisdiction of the court in which the proceeding is commenced under subsection (f) by a corporation is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the power described in the order appointing them, or in any amendment to it.

         (h) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds that the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation or the proceeds of sale by the shareholder, whichever amount is applicable.

         (i) The court, in a proceeding commenced under subsection (f), shall determine all costs of the proceeding, including the reasonable compensation and expenses of the appraisers, if any, appointed by the court under subsection (g), but shall exclude the fees and expenses of counsel and experts for the respective parties. If the fair value of the shares as determined by the court materially exceeds the amount which the corporation estimated to be the fair value of the shares or if no estimate was made in accordance with subsection
(c), then all or any part of the costs may be assessed against the corporation. If the amount which any dissenter estimated to be the fair value of the shares materially exceeds the fair value of the shares as determined by the court, then all or any part of the costs may be assessed against that dissenter. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, as follows:

               (1) Against the corporation and in favor of any or all dissenters if the court finds that the corporation did not substantially comply with the requirements of subsections (a), (b),
         (c), (d), or (f).

               (2) Against either the corporation or a dissenter and in favor of any other party if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Section.

         If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to that counsel reasonable fees to be paid out of the amounts awarded to the dissenters who are benefited. Except as otherwise provided in this Section, the practice, procedure, judgment and costs shall be governed by the Code of Civil Procedure.

         (j)   As used in this Section:

               (1) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the consummation of the corporate action to which the dissenter objects excluding any appreciation or depreciation in anticipation of the corporate action, unless exclusion would be inequitable.

               (2) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

                                                                      APPENDIX C



                                       May 26, 1998



Board of Directors
Southern Bancshares, LTD.
509 South University Avenue
Carbondale, Illinois 62902

Dear Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial perspective, to the common shareholders of Southern Bancshares, LTD, Carbondale, Illinois (the "Company") of the proposed merger of the Company with Old National Bancorp, Evansville, Indiana ("OLDB"). In the proposed merger, Company shareholders will receive 2.75 OLDB common shares per Company common share or an aggregate of 1,620,594 OLDB common shares for all 589,307 Company common shares outstanding. In addition, each Company common stock option outstanding will be exchanged for options to purchase 2.75 OLDB common shares at an exercise price which is determined by dividing the current Company option strike price of $60.00 per common Company option by 2.75, as further defined in the Agreement of Affiliation and Merger between OLDB and the Company (the "Agreement"). On May 20, 1998, the proposed consideration to be received represents an aggregate value of $81,086,169 or $132.34 per Company common share and $72.34 per Company option share based on the average of the bid/ask price for OLDB common stock of $48.125 as quoted on the National Association of Securities Dealers Automated Quotation System.

Professional Bank Services, Inc. ("PBS") is a bank consulting firm and as part of its investment banking business is continually engaged in reviewing the fairness, from a financial perspective, of bank acquisition transactions and in the valuation of banks and other businesses and their securities in connection with mergers, acquisitions, estate settlements and other purposes. We are independent with respect to the parties of the proposed transaction.

For purposes of this opinion, PBS performed a review and analysis of the historic performance of the Company and its wholly owned subsidiary First National Bank & Trust Company, Carbondale, Illinois (the "Bank") including: (i) December 31, 1997, September 30, 1997, June 30, 1997, March 30, 1997 and
December 31, 1996 Consolidated Reports of Condition and Income filed by the Bank with the FDIC; (ii) December 31, 1997, 1996 and 1995 FRY-9 Consolidated Reports of Condition and Income filed by the Company with the Federal Reserve; (iii) December 31, 1997, 1996 and 1995 audited annual reports of the Company; (iv) December

31, 1997 Uniform Bank Performance Reports of the Company and the Bank. We have reviewed and tabulated statistical data regarding the loan portfolio, securities portfolio and other performance ratios and statistics. Financial projections were prepared and analyzed as well as other financial studies, analyses and investigations as deemed relevant for the purposes of this opinion. In review of the aforementioned information, we have taken into account our assessment of general market and financial conditions, our experience in other transactions, and our knowledge of the banking industry generally.

We have taken into consideration all other offers and associated correspondence received by the Company regarding a possible combination.

We have not compiled, reviewed or audited the financial statements of the Company or OLDB, nor have we independently verified any of the information reviewed; we have relied upon such information as being complete and accurate in all material respects. We have not made independent evaluation of the assets of the Company or OLDB.

As part of preparing this Fairness Opinion, PBS performed a due diligence review of OLDB on May 18, 1998. As part of the due diligence, PBS reviewed the following items: minutes of the Board of Directors meetings of OLDB, from January 1997 through April 1998; reports of independent auditors and management letters and response thereto, for the years ending December 31, 1996 and 1997; the most recent analysis and calculation of allowance for loan and lease losses for OLDB; internal loan review reports; investment portfolio activity reports; asset/liability management reports; asset quality reports; Uniform Holding Company Report for OLDB as of December 31, 1997; December 31, 1997 report of Condition and Income and December 31, 1997 Uniform Bank or Thrift Performance Reports for the subsidiary banks; and discussion of any material pending litigation and other issues with senior management of OLDB.

Based on the foregoing and all other factors deemed relevant, it is our opinion as investment bankers, that, as of the date hereof, the consideration proposed to be received by the shareholders of the Company under the Agreement is fair and equitable from a financial perspective.

                                       Very truly yours,


                                       Professional Bank Services, Inc.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Registrant's Articles of Incorporation provide that the Registrant will indemnify any person who is or was a director, officer or employee of the Registrant or of any other corporation for which he is or was serving in any capacity at the request of the Registrant against all liability and expense that may be incurred in connection with any claim, action, suit or proceeding with respect to which such director, officer or employee is wholly successful or acted in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant or such other corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A director, officer or employee of the Registrant is entitled to be indemnified as a matter of right with respect to those claims, actions, suits or proceedings where he has been wholly successful. In all other cases, such director, officer or employee will be indemnified only if the Board of Directors of the Registrant or independent legal counsel finds that he has met the standards of conduct set forth above.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a) The following Exhibits are being filed as part of this Registration Statement:

         2 Agreement of Affiliation and Merger (included as Appendix A to Prospectus)

         3(i) Articles of Incorporation of the Registrant (incorporated by reference to Registrant's Registration Statement on Form S-4, File No. 33-57207, dated January 22, 1993)

         3(ii) By-Laws of the Registrant (incorporated by reference to Registrant's Registration Statement on Form S-4, File No. 33-80670, dated June 23, 1994)

         4 (a) the description of Registrant's common stock contained in its Current Report on Form 8-K, dated January 6, 1983 (incorporated by reference thereto), and (b) the description of Registrant's Preferred Stock Purchase Rights contained in Registrant's Form 8-A, dated March 1, 1990, including the Rights Agreement, dated March 1, 1990, between the Registrant and Old National Bank in Evansville, as Trustee (incorporated by reference thereto)

         5        Opinion of Krieg DeVault Alexander & Capehart, LLP re:
                  legality

         8 Tax Opinion of Krieg DeVault Alexander & Capehart, LLP copy re: certain federal income tax matters

         10 Material Contracts (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and to the Distribution Agreement set forth in Exhibit 1 of the Registrant's Registration Statement on Form S-3, File No. 33-55222, dated December 2, 1992)

         21       Subsidiaries of the Registrant

         23.01 Consent of Krieg DeVault Alexander & Capehart, LLP (included in Opinion of Krieg DeVault Alexander & Capehart, LLP re: legality at Exhibit 5)

         23.02    Consent of Arthur Andersen LLP

         23.03    Consent of Dycus Bradley & Draves, p.c.

         23.04    Consent of Professional Bank Services, Inc.

         24       Powers of Attorney

         99.01    Form of Proxy

         99.02 Fairness Opinion of Professional Bank Services, inc. (included as Appendix C to Prospectus)

ITEM 22.  UNDERTAKINGS.

         (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (b)   (1)      The undersigned registrant hereby undertakes as follows:
that prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

               (2) The undersigned registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (b)(1) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Evansville, State of Indiana, on November 2, 1998.

                                       OLD NATIONAL BANCORP


                                       By:  /s/ RONALD B. LANKFORD
                                            -----------------------------
                                            Ronald B. Lankford, President

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below as of November 2, 1998.

Name                                   Title
----                                   -----


/s/ JAMES A. RISINGER                  Chairman of the Board, Director and Chief
------------------------------         Executive Officer (Chief Executive
James A. Risinger                      Officer)


/s/ JOHN POELKER                       Senior Vice President (Chief Financial
------------------------------         Officer and Principal Accounting Officer
John Poelker


DAVID L. BARNING*                      Director
------------------------------
David L. Barning


RICHARD J. BOND*                       Director
------------------------------
Richard J. Bond


ALAN W. BRAUN *                        Director
------------------------------
Alan W. Braun


WAYNE A. DAVIDSON*                     Director
------------------------------
Wayne A. Davidson


LARRY E. DUNIGAN*                      Director
------------------------------
Larry E. Dunigan


DAVID E. ECKERLE*                      Director
------------------------------
David E. Eckerle


THOMAS B. FLORIDA*                     Director
------------------------------
Thomas B. Florida


PHELPS L. LAMBERT*                     Director
------------------------------
Phelps L. Lambert


RONALD B. LANKFORD*                    President and Director
------------------------------
Ronald B. Lankford


LUCIEN H. MEIS*                        Director
------------------------------
Lucien H. Meis

LOUIS L. MERVIS*                       Director
------------------------------
Louis L. Mervis


LAWRENCE D. PRYBIL*                    Director
------------------------------
Lawrence D. Prybil


JOHN N. ROYSE*                         Director
------------------------------
John N. Royse


MARJORIE Z. SOYUGENC*                  Director
------------------------------
Marjorie Z. Soyugenc


CHARLES D. STORMS*                     Director
------------------------------
Charles D. Storms


                                       *By:  /s/ JEFFREY L. KNIGHT
                                             -------------------------
                                             Attorney-in-Fact

                                       Print Name:   Jeffrey L. Knight
                                                   ---------------------